Exhibit 99.9

Rio Tinto

Full financial statements
2008

Focusing on our strengths

Rio Tinto
2008

Rio Tinto is a leading international business
involved in each stage of metal and mineral production. The Group combines Rio Tinto plc, which is listed on the London Stock Exchange, and Rio Tinto Limited, which is listed on the Australian Securities Exchange. We aim to operate as a seamless organisation that maximises the benefits of standard and shared approaches for every activity.
We find, mine and process the Earth’s mineral resources
that fulfil vital consumer needs and improve world living standards. We produce aluminium, copper, diamonds, coal, iron ore, uranium, gold and industrial minerals (borates, titanium dioxide, salt, talc). With production mainly in Australia and North America, we operate in more than 50 countries and employ about 106,000 people.
We promote health, safety, and sustainable development
wherever Rio Tinto operates. The health and safety of our employees, and a contribution to sustainable development, are key priorities. We work as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.
The Group’s objective is to maximise its value
and the long term return delivered to shareholders by finding, mining and processing natural resources across the globe. Our proven strategy to achieve this goal is to invest in large, long term, cost competitive mines and businesses.
Front cover image: Argyle diamond mine,
Western Australia.

2008 Full financial statements

The 2008 Full financial statements should be read in conjunction with the Rio Tinto 2008 Annual report.
Rio Tinto 2008 Full financial statements      1

Group income statement
Years ended 31 December

		2008	2007
	Note	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)		58,065	33,518

Continuing operations
Consolidated sales revenue		54,264	29,700
Net operating costs (excluding items shown separately)	3	(37,641)	(20,752)
Impairment charges net of reversals	5	(8,015)	(58)
Profit on disposal of interests in businesses	41	2,231	2
Exploration and evaluation costs	12	(1,134)	(574)
Profit on disposal of interests in undeveloped projects (b)	12	489	253

Operating profit		10,194	8,571
Share of profit after tax of equity accounted units	6	1,039	1,584

Profit before finance items and taxation		11,233	10,155

Finance items
Net exchange (losses)/gains on external debt and intragroup balances	24	(176)	194
Net (losses)/gains on derivatives not qualifying for hedge accounting		(173)	57
Interest receivable and similar income	7	204	134
Interest payable and similar charges	7	(1,618)	(538)
Amortisation of discount		(292)	(166)

		(2,055)	(319)

Profit before taxation		9,178	9,836
Taxation	8	(3,742)	(2,090)

Profit from continuing operations		5,436	7,746
Discontinued operations
Loss after tax from discontinued operations	19	(827)	–

Profit for the year		4,609	7,746

– attributable to outside equity shareholders		933	434
– attributable to equity shareholders of Rio Tinto (Net earnings)		3,676	7,312

Basic earnings/(loss) per share
Profit from continuing operations	9	350.8c	568.7c
Loss from discontinued operations	9	(64.4c )	–

Profit for the year	9	286.4c	568.7c

Diluted earnings/(loss) per share
Profit from continuing operations	9	349.2c	566.3c
Loss from discontinued operations	9	(64.1c )	–

Profit for the year	9	285.1c	566.3c

Dividends paid during the year (US$m)	10	1,933	1,507
Dividends per share: paid during the year	10	152.0c	116.0c
Dividends per share: proposed in the announcement of the results for the year	10	68.0c	84.0c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$3,801 million (2007: US$3,818 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies.

(b)	Gains arising on the disposal of interests in undeveloped projects are stated net of charges of US$156 million (2007: nil), related to such projects.
2     Rio Tinto 2008 Full financial statements

Group cash flow statement
Years ended 31 December

		2008	2007
	Note	US$m	US$m

Cash flows from consolidated operations (a)		19,195	10,805
Dividends from equity accounted units		1,473	1,764

Cash flows from operations		20,668	12,569

Net interest paid		(1,538)	(489)
Dividends paid to outside shareholders of subsidiaries		(348)	(168)
Tax paid		(3,899)	(3,421)

Net cash generated from operating activities		14,883	8,491

Cash flows from investing activities
Net disposals/(acquisitions) of subsidiaries, joint ventures & associates	41	2,563	(37,526)
Purchase of property, plant & equipment and intangible assets		(8,574)	(5,000)
Sales of financial assets		171	49
Purchases of financial assets		(288)	(273)
Other funding of equity accounted units		(334)	(216)
Other investing cash flows		281	224

Cash used in investing activities		(6,181)	(42,742)

Cash flows before financing activities		8,702	(34,251)

Cash flows from financing activities
Equity dividends paid to Rio Tinto shareholders		(1,933)	(1,507)
Own shares purchased from Rio Tinto shareholders		–	(1,648)
Proceeds from issue of ordinary shares in Rio Tinto		23	37
Proceeds from additional borrowings		4,697	39,195
Repayment of borrowings		(12,667)	(1,017)
Finance lease repayments		(10)	(17)
Receipts from close out of interest rate swaps		710	–
Other financing cash flows		72	54

Cash (used in)/from financing activities		(9,108)	35,097

Effects of exchange rates on cash and cash equivalents		(101)	(27)

Net (decrease)/increase in cash and cash equivalents		(507)	819

Opening cash and cash equivalents less overdrafts		1,541	722

Closing cash and cash equivalents less overdrafts	21	1,034	1,541

(a) Cash flows from consolidated operations
Profit from continuing operations		5,436	7,746
Adjustments for:
Taxation	8	3,742	2,090
Finance items		2,055	319
Share of profit after tax of equity accounted units	6	(1,039)	(1,584)
Profit on disposal of interests in businesses	41	(2,231)	(2)
Impairment charges	5	8,015	58
Depreciation and amortisation		3,475	2,115
Provisions (including exchange gains on provisions)	27	265	308
Utilisation of provisions	27	(464)	(162)
Utilisation of provision for post retirement benefits	27	(448)	(121)
Change in inventories		(1,178)	130
Change in trade and other receivables		658	(385)
Change in trade and other payables		951	375
Other items		(42)	(82)

		19,195	10,805

Rio Tinto 2008 Full financial statements      3

Group balance sheet
At 31 December

			Restated (a)
		2008	2007
	Note	US$m	US$m

Non current assets
Goodwill	11	14,296	21,105
Intangible assets	12	6,285	6,804
Property, plant and equipment	13	41,753	41,968
Investments in equity accounted units	14	5,053	5,744
Loans to equity accounted units		264	267
Inventories	16	166	178
Trade and other receivables	17	1,111	1,784
Deferred tax assets	18	1,367	585
Tax recoverable		220	147
Other financial assets	20	666	578

		71,181	79,160
Current assets
Inventories	16	5,607	5,397
Trade and other receivables	17	5,401	6,500
Assets held for sale	19	5,325	7,024
Loans to equity accounted units		251	117
Tax recoverable		406	206
Other financial assets	20	264	1,042
Cash and cash equivalents	21	1,181	1,645

		18,435	21,931
Current liabilities
Bank overdrafts repayable on demand	21	(147)	(104)
Borrowings	22	(9,887)	(8,109)
Trade and other payables	25	(7,197)	(6,532)
Liabilities of disposal groups held for sale	19	(2,121)	(2,632)
Other financial liabilities	26	(480)	(932)
Tax payable		(1,442)	(476)
Provisions	27	(826)	(766)

		(22,100)	(19,551)

Net current (liabilities)/assets		(3,665)	2,380

Non current liabilities
Borrowings	22	(29,724)	(38,656)
Trade and other payables	25	(452)	(487)
Other financial liabilities	26	(268)	(496)
Tax payable		(450)	(361)
Deferred tax liabilities	18	(4,054)	(4,912)
Provision for post retirement benefits	27	(3,601)	(3,233)
Other provisions	27	(6,506)	(7,102)

		(45,055)	(55,247)

Net assets		22,461	26,293

Capital and reserves
Share capital
– Rio Tinto plc	28	160	172
– Rio Tinto Limited (excluding Rio Tinto plc interest)	29	961	1,219
Share premium account	30	4,705	1,932
Other reserves	30	(2,322)	2,416
Retained earnings	30	17,134	19,033

Equity attributable to Rio Tinto shareholders	30	20,638	24,772
Attributable to outside equity shareholders	30	1,823	1,521

Total equity		22,461	26,293

(a)	The 31 December 2007 balance sheet has been restated for the revisions to Alcan’s fair value accounting which was finalised in 2008, and accordingly all balance sheet notes have been restated. See note 41.
The financial statements on pages 2 to 73 were approved by the directors on 6 March 2009 and signed on their behalf by

Paul Skinner	Tom Albanese	Guy Elliott
Chairman	Chief executive	Finance director
4     Rio Tinto 2008 Full financial statements

Group statement of recognised income and expense (‘SORIE’)
Years ended 31 December

	2008			2007
	Attributable	Outside	Total	Attributable	Outside	Total
	to	interests		to	interests
	shareholders			shareholders
	of Rio Tinto			of Rio Tinto
	US$m	US$m	US$m	US$m	US$m	US$m

Currency translation adjustment	(4,943)	(411)	(5,354)	1,886	135	2,021
Cash flow hedge fair value gains/(losses)	31	6	37	(201)	(223)	(424)
(Losses)/gains on available for sale securities	(173)	(1)	(174)	49	2	51
Cash flow hedge losses transferred to the income statement	245	107	352	89	76	165
Gains on revaluation of available for sale securities transferred to the income statement	(1)	–	(1)	(16)	–	(16)
Actuarial (losses)/gains on post retirement benefit plans	(1,299)	(20)	(1,319)	135	6	141
Tax recognised directly in equity	299	(36)	263	153	40	193

Net (loss)/income recognised directly in equity	(5,841)	(355)	(6,196)	2,095	36	2,131

Profit after tax for the year	3,676	933	4,609	7,312	434	7,746

Total recognised (loss)/income for the year	(2,165)	578	(1,587)	9,407	470	9,877

Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
     Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$752 million at 31 December 2008 (2007: US$736 million).
     Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Rio Tinto 2008 Full financial statements      5

Outline of dual listed companies structure and basis of financial statements
The Rio Tinto Group
These are the financial statements of the Rio Tinto Group (the ‘Group’), formed through the merger of economic interests (‘merger’) of Rio Tinto plc and Rio Tinto Limited, and presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both United Kingdom and Australian legislation and regulations.
Merger terms
On 21 December 1995, Rio Tinto plc and Rio Tinto Limited, which are listed respectively on Stock Exchanges in the United Kingdom and Australia, entered into a dual listed companies (‘DLC’) merger. This was effected by contractual arrangements between the companies and amendments to Rio Tinto plc’s Memorandum and Articles of Association and Rio Tinto Limited’s constitution.
     As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise,with neither assuming a dominant role. In particular, the arrangements:
–	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;

–	provide for common boards of directors and a unified management structure;

–	provide for equalised dividends and capital distributions; and

–	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors, through an electoral procedure in which the public shareholders of the two companies effectively vote on a joint basis.
The merger involved no change in the legal ownership of any assets of Rio Tinto plc or Rio Tinto Limited, nor any change in the ownership of any existing shares or securities of Rio Tinto plc or Rio Tinto Limited, nor the issue of any shares, securities or payment by way of consideration, save for the issue by each company of one special voting share to a trustee company which provides the joint electoral procedure for public shareholders. During 2002, each of the parent companies issued a DLC Dividend Share to facilitate the efficient management of funds within the DLC structure.
Accounting standards
The financial statements have been drawn up in accordance with International Financial Reporting Standards as adopted by the European Union (‘EU IFRS’). The merger of economic interests of Rio Tinto plc and Rio Tinto Limited was accounted for as a merger under UK GAAP. As permitted under the rules governing the transition to EU IFRS, which are set out in IFRS 1, the Group did not restate business combinations that occurred before the transition date of 1 January 2004. As a result, the DLC merger of economic interests described above continues to be accounted for as a merger under EU IFRS.
     The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged Group includes the assets and liabilities of Rio Tinto plc and Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. For accounting purposes Rio Tinto plc and Rio Tinto Limited are viewed as a single public parent company (with their respective public shareholders being the shareholders in that single company). As a result the amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders are included in the amounts attributed to equity shareholders on the balance sheet, income statement and statement of recognised income and expense.
Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission (‘ASIC’) on 27 January 2006 (as amended on 22 December 2006). The main provisions of the order are that the financial statements are:
–	to be made out in accordance with IFRS as adopted by the European Union (‘EU IFRS’); and

–	to include a reconciliation from EU IFRS to the Australian equivalents of IFRS (see page 5).
For further details of the ASIC Class Order relief see page 72.

6     Rio Tinto 2008 Full financial statements

Notes to the 2008 Full financial statements
1  PRINCIPAL ACCOUNTING POLICIES
Corporate information
The financial statements of the Group were authorised for issue in accordance with a directors’ resolution on 6 March 2009. Rio Tinto plc and Rio Tinto Limited are listed and incorporated respectively on Stock Exchanges in the United Kingdom and Australia. Rio Tinto plc’s registered office is at 5 Aldermanbury Square, London, EC2V 7HR, United Kingdom (registered number: 719885). Rio Tinto Limited’s registered office is at 120 Collins Street, Melbourne, Australia, 3000.
     Rio Tinto’s business is finding, mining and processing mineral resources. Major products are aluminium, copper, diamonds, coal, uranium, gold, industrial minerals (borax, titanium dioxide, salt, talc), and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and Africa.
Basis of preparation
The basis of preparation and accounting policies used in preparing the financial statements for the year ended 31 December 2008 are set out below.
     The financial statements for the year ended 31 December 2008 have been prepared in accordance with International Financial Reporting Standards both as adopted by the EU (‘EU IFRS’) and as issued by the International Accounting Standards Board (‘IFRS’), Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’) adopted by the European Union that are mandatory for periods ended 31 December 2008, and in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and Article 4 of the European Union IAS regulation.
     The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2007, except for the following:
–	IFRIC 11 – (IFRS 2) – Group and Treasury share transactions

–	IFRIC 14 (IAS 19) The limit on a defined benefit asset, minimum funding requirements and their interaction.
Both of the above interpretations have been endorsed by the EU. The Group has early adopted IFRIC 14. The effect of adopting IFRIC 11 and IFRIC 14 is not material to Group earnings or to shareholders’ funds in the current or prior periods. Therefore, prior period information has not been restated.
     IFRIC 12 Service concession arrangements is mandatory for 2008 but has not yet been endorsed by the EU. Adoption would not be material to Group earnings or to shareholders’ funds in the current or prior periods.
     The Group has not applied the following pronouncements: those which are expected to be most relevant to the Group are IFRS 8 and IAS 27 (revised).
Standards and interpretations endorsed by the European Union
IFRS 8 Operating Segments – mandatory for year 2009. The segmental information reported under the standard is that which the chief operating decision maker uses internally for evaluating the performance of operating segments and allocating resources to those segments.
IAS 1 Presentation of financial statements
(revised) – mandatory for year 2009
IFRS 2 (Amendment) Share based payment –
Vesting conditions and cancellations – mandatory for year 2009
IFRIC 13 Customer Loyalty programmes – mandatory for year 2009
Standards and interpretations not yet endorsed by the European Union
IFRIC 15 Agreements for the construction of real estate – mandatory for year 2009
IFRIC 16 Hedges of a net investment in a foreign operation – mandatory for year 2009
Amendment to IAS 32 and IAS 1 – Puttable financial instruments and obligations arising on liquidation – mandatory for year 2009
Improvements to IFRSs – This standard collates many minor changes to IFRS almost all of which are mandatory in 2009. The amendments most relevant to the Group relate to the classification of derivatives which are not hedges by maturity rather than as short term and the imputation of interest on government grants.
IAS 27 (revised) Consolidated and separate financial statements – mandatory for year 2010. The standard requires the effects of all increases or decreases in the ownership of subsidiaries to be recorded in equity if there is no change in control. They will therefore no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost.
IFRS 3 (Amendment) Business combinations –mandatory for year 2010
Amendments To IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements – Cost of an investment in a subsidiary, jointly controlled entity or associate – mandatory for year 2009
Eligible Hedged Items (an amendment to IAS 39 Financial Instruments: Recognition and Measurement) – mandatory for year 2010
IFRIC 17 Non cash distributions to owners – mandatory for year 2010
IFRIC 18 Transfers of assets from customers – mandatory for transfers of assets from customers on or after 1 July 2009.
The Group is evaluating the impact of the above pronouncements. The revision to
IAS 27 would have a material effect on the income statement in 2009 if early adopted and if applied to the Chinalco strategic partnership. The Chinalco strategic partnership is subject to approval by the shareholders of Rio Tinto, governments and other regulators. The Group does not currently expect to early adopt the revision to IAS 27. Otherwise, the above changes are not expected to be material to the Group’s earnings or to shareholders’ funds.
Judgements in applying accounting policies and key sources of estimation uncertainty
Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or the Notes to the financial statements, and the key areas are summarised below.
     Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:
–	Merger accounting for the 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies (‘DLC’) structure (page 6).

–	Review of asset carrying values and impairment charges and reversals note 1(e) and (i), note 5 and note 11

–	Revision of provisional fair values allocated on acquisition – note 41

–	Estimation of asset lives, note 1 (e and i)

–	Determination of ore reserve estimates – note 1(j)

–	Close down, restoration and clean up obligations – note 1(k)

–	Deferral of stripping costs – note 1(h)

–	Recognition of deferred tax on mineral rights recognised in acquisitions – note 1(m)

–	Capitalisation of exploration and evaluation costs – note 1(f)

–	Identification of functional currencies – note 1(d)

–	The definition of Underlying earnings – note 2
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
–	Review of asset carrying values and impairment charges and reversals note 1(e) and (i), note 5 and note 11

–	Estimation of close down and restoration costs and the timing of expenditure – note 1(k) and note 27

–	Estimation of environmental clean up costs and the timing of expenditure – note 1(k) and note 27

Rio Tinto 2008 Full financial statements      7

Notes to the 2008 Full financial statements continued
1  PRINCIPAL ACCOUNTING POLICIES
continued
–	Recoverability of potential deferred tax assets – note 1 (m) and note 18 (d)

–	Estimation of liabilities for post retirement costs – note 49
(a)  Accounting convention
The financial information included in the financial statements for the year ended 31 December 2008, and for the related comparative period, has been prepared under the historical cost convention, except for derivative financial instruments, available for sale investments and assets held for sale, which have been measured at fair value as set out in the notes below.
(b)  Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Companies’) and their respective subsidiaries (together ‘the Group’).
     All intragroup balances, transactions, income and expenses and profits or losses, including unrealised profits from intragroup transactions, have been eliminated on consolidation. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.
     Subsidiaries: Subsidiaries are entities over which the Companies have the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Companies own more than one half of the voting rights (which does not always equate to percentage ownership) unless it can be demonstrated that ownership does not constitute control. Control does not exist where other parties hold veto rights over significant operating and financial decisions. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Companies and their subsidiaries after eliminating intercompany transactions as noted above.
     For partly owned subsidiaries, the net assets and net earnings attributable to outside shareholders are presented as ‘Amounts attributable to outside equity shareholders’ in the consolidated balance sheet and consolidated income statement.
     Associates: An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it has the power to be actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.
     Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. In some situations, joint control exists even though the Group has an ownership interest of more than 50 per cent because of the veto rights held by joint venture partners. The Group has two types of joint ventures:
     Jointly controlled entities (‘JCEs’): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method. In addition, the carrying value will include any long term debt interests that in substance form part of the Group’s net investment.
     Jointly controlled assets (‘JCAs’): A JCA is a joint venture in which the venturers have joint control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCAs are incorporated into the Group’s financial statements under the appropriate headings.
     The Group uses the term ‘Equity accounted units’ to refer to associates and jointly controlled entities collectively.
     Where necessary, adjustments are made to the results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group.
Acquisitions
On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiary on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalised within twelve months of the acquisition date.
     When part or all of the amount of purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes a reasonable estimate of the fair value of the contingent amounts expected to be payable in the future. The cost of the acquisition is adjusted when revised estimates are made, with corresponding adjustments made to goodwill until the ultimate outcome is known.
     The results of businesses acquired during the year are brought into the consolidated financial statements from the date on which control, joint control or significant influence commences and taken out of the financial statements from the date on which control, joint control or significant influence ceases.
Disposals
Individual non current assets or ‘disposal groups’ (ie groups of assets and liabilities) to be disposed of, by sale or otherwise in a single transaction, are classified as ‘held for sale’ if the following criteria are met:
–	the carrying amount will be recovered principally through a sale transaction rather than through continuing use, and

–	the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for such sales, and

–	the sale is highly probable.
Disposal groups held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately on the face of the balance sheet with the related assets and liabilities being presented as a single asset and a single liability respectively. Comparative balance sheet information is not restated. Disposal groups acquired with a view to resale are held at fair value determined at the acquisition date and no profits or losses are recognised between acquisition date and disposal date.
     For a disposal group held for sale that continues to be carried at its carrying amount, the profit on disposal, calculated as net sales proceeds less the carrying amount, is recognised in the income statement in the period during which control passes to the buyer. Where the fair value less costs to sell of a disposal group is lower than the carrying amount at the time of classification as held for sale, the resulting charge is recognised in the income statement in that period. On classification as held for sale, the assets are no longer depreciated. When the fair value less costs to sell of a disposal group falls below the carrying amount during the period in which it is classified as held for sale, the charge is included in the income statement at that time.

8     Rio Tinto 2008 Full financial statements

1  PRINCIPAL ACCOUNTING POLICIES
continued
If the disposal group or groups represent a separate major line of business or geographical area of operations, or are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or are subsidiaries acquired exclusively with a view to resale, they are classified as discontinued operations. The net results attributable to such discontinued operations are shown separately and comparative figures in the income and cash flow statements are restated.
(c)  Sales revenue
Sales revenue comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). Amounts billed to customers in respect of shipping and handling are classed as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs. Revenue from services is recognised as services are rendered and accepted by the customer.
     Sales revenue excludes any applicable sales taxes. Mining royalties are presented as an operating cost or, where they are in substance a profit based tax, within taxes. Gross sales revenue disclosed as part of the income statement includes the Group’s share of the sales revenue of equity accounted units. To avoid duplication, this excludes sales by jointly controlled entities to third parties of products purchased from the Group and excludes charges by jointly controlled entities to the Group. Co-product revenues are included in sales revenue.
     A large proportion of Group production is sold under medium to long term contracts, but sales revenue is only recognised on individual sales when persuasive evidence exists that all of the following criteria are met:
–	the significant risks and rewards of ownership of the product have been transferred to the buyer;

–	neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

–	the amount of revenue can be measured reliably;

–	it is probable that the economic benefits associated with the sale will flow to the Group; and

–	the costs incurred or to be incurred in respect of the sale can be measured reliably.
These conditions are generally satisfied when title passes to the customer. In most instances sales revenue is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it will be shipped, the destination port or the customer’s premises.
     Sales revenue is commonly subject to adjustment based on an inspection of the product by the customer. In such cases, sales revenue is initially recognised on a provisional basis using the Group’s best estimate of contained metal, and adjusted subsequently.
     Certain products are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract.
     Revenue on provisionally priced sales is recognised based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.
     The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.
(d)  Currency translation
The functional currency for each entity in the Group, and for jointly controlled entities and associates, is the currency of the primary economic environment in which it operates. For many entities, this is the currency of the country in which they operate. Transactions denominated in other currencies are converted to the functional currency at the exchange rate ruling at the date of the transaction unless hedge accounting applies. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.
     The US dollar is the currency in which the Group’s Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.
     On consolidation, income statement items are translated from the functional currency into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are recognised directly in the foreign currency translation reserve via the statement of recognised income and expense.
Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intragroup balance is, in substance, part of the Group’s net investment in the entity.
     The balance of the foreign currency translation reserve relating to an operation that is disposed of is transferred to the income statement at the time of the disposal.
     The Group finances its operations primarily in US dollars but part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group’s income statement is dependent on the functional currency of the particular subsidiary where the debt is located.
     Except as noted above, or in note (p) below relating to derivative contracts, all exchange differences are charged or credited to the income statement in the year in which they arise.
(e)  Goodwill and intangible assets (excluding exploration and evaluation expenditure)
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is initially determined based on provisional fair values. Fair values are finalised within 12 months of the acquisition date. Goodwill on acquisition of subsidiaries is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted units. For non wholly owned subsidiaries, minority interests are initially recorded based on the minorities’ proportion of the fair values of the identifiable assets and liabilities and contingent liabilities recognised at acquisition.
     In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS.
     Goodwill, including goodwill in equity accounted units is not amortised; rather it is tested annually for impairment. Goodwill is allocated to the cash generating unit or group of cash generating units expected to benefit from the related business combination for the purposes of impairment testing which is carried out in accordance with accounting policy note 1(i). Goodwill impairments cannot be reversed.
     Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal

Rio Tinto 2008 Full financial statements      9

Notes to the 2008 Full financial statements continued
1  PRINCIPAL ACCOUNTING POLICIES
continued
rights, and the fair value can be measured reliably on initial recognition.
     Purchased intangible assets are initially recorded at cost and finite life intangible assets are amortised over their useful economic lives on a straight line or units of production basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortised and are reviewed annually for impairment in accordance with accounting policy note 1(i).
     Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for the Group. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of the Group’s future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.
     Where amortisation is calculated on a straight line basis, the following useful lives have been determined for classes of intangible assets.
Trademark, patented and non patented technology

Trademarks	14 to 20 years
Patented and non patented
technology	10 to 20 years
Other intangible assets
Internally generated intangible assets and computer software	2 to 5 years
Other intangible assets	2 to 20 years
Contract based intangible assets
Power contracts	2 to 39 years
Other purchase and
customer contracts	5 to 15 years
(f)  Exploration and evaluation
Exploration and evaluation expenditure comprises costs that are directly attributable to:
–	researching and analysing existing exploration data;

–	conducting geological studies, exploratory drilling and sampling;

–	examining and testing extraction and treatment methods; and/or

–	compiling prefeasibility and feasibility studies.
Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.
     Expenditure on exploration activity is not capitalised.
     Capitalisation of evaluation expenditure commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Group.
     The carrying values of capitalised amounts are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors.
     Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.
(g)  Property, plant and equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under ‘Mining properties and leases’ together with any amount transferred from ‘Exploration and evaluation’.
     In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine (or pit), before production commences, stripping costs are capitalised as part of the investment in construction of the mine.
     Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised. Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.
(h)  Deferred stripping
As noted above, stripping costs incurred in the development of a mine (or pit) before production commences are capitalised as part of the cost of constructing the mine (or pit) and subsequently amortised over the life of the mine (or pit) on a units of production basis.
     Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the intial stripping (ie overburden and other waste removal) of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.
     The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. This is generally the case where there are fluctuations in stripping costs over the life of the mine (or pit). The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine (or pit) Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine (or pit) Ratio. The life of mine (or pit) Ratio is based on proved and probable reserves of the mine (or pit).
     The life of mine (or pit) waste-to-ore ratio is a function of the pit design(s) and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine (or pit) Ratio even if they do not affect the pit design(s). Changes to the life of mine (or pit) Ratio are accounted for prospectively.
     In the production stage of some mines (or pits), further development of the mine (or pit) requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported

10     Rio Tinto 2008 Full financial statements

1  PRINCIPAL ACCOUNTING POLICIES
continued
profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine (or pit), before production commences.
     If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
     Deferred stripping costs are included in ‘Mining properties and leases’ within property, plant and equipment or in investments in equity accounted units, as appropriate. These form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in net operating costs or in the Group’s share of the results of its equity accounted units, as appropriate.
(i)  Depreciation and impairment
Depreciation of non current assets
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:
Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.
Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Land and Buildings
Land	Not depreciated
Buildings	5 to 50 years
Plant and equipment
Other plant and equipment	3 to 35 years
Power assets	25 to 100 years
Capital work in progress	Not depreciated
Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively. In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proved and probable reserves and, for some mines, other mineral resources. Such non reserve material may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in its economic extraction. Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.
Impairment of non current assets
Property, plant and equipment and intangible assets with finite lives are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is normally assessed at the level of cash-generating units which, in accordance with IAS 36 ‘Impairment of Assets’, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets.
     In addition, an impairment loss is recognised for any excess of carrying amount over the fair value less costs to sell of a non current asset or disposal group held for sale.
     Goodwill, including that related to equity accounted units, and indefinite-lived intangible assets are reviewed for impairment annually or at any time during the year if an indicator of impairment is considered to exist. Goodwill acquired through business combinations is allocated to groups of cash-generating units that are expected to benefit from the related business combination. The groups of cash-generating units represent the lowest level within the Group at which goodwill is monitored for internal management purposes and these groups are not larger than the reporting segments determined in accordance with IAS 14 ‘Segment Reporting’.
     When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell (‘fair value’). The best evidence of fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.
     Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36.
     The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean up. These may include net cash flows expected to be realised from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
     Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.
     The Group’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Group’s assessment of the long term average price, generally over a period of three to five years. These long term commodity prices, for most commodities, are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically.
     In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.
     The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group’s weighted average cost of capital is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate.

Rio Tinto 2008 Full financial statements      11

Notes to the 2008 Full financial statements continued
1  PRINCIPAL ACCOUNTING POLICIES
continued
     For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced.
     When calculating value in use, IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment.
     Non financial assets other than goodwill that have suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.
(j)  Determination of ore reserve estimates
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves, and for certain mines, other mineral resources, determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs and clean up costs.
     In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.
     There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.
(k)  Provisions for close down and restoration and for environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, eg revisions to cost estimates and to the estimated lives of operations, and are subject to formal review at regular intervals.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques.
     The amortisation or ‘unwinding’ of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.
     The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.
     Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.
     Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the income statement. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of the discount which is shown as a financing cost. Remediation procedures may commence soon after the time the disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques.
     As noted above, the ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.
(l)  Inventories
Inventories are valued at the lower of cost and net realisable value, primarily on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production. For this purpose the costs of production include:
–	labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

–	the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore; and

–	production overheads.
Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence, eg because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is included within non current assets. Work in progress inventory includes ore stockpiles and other partly processed material.
Quantities are assessed primarily through surveys and assays.
(m)  Taxation
Current tax is the tax expected to be payable on the taxable income for the year calculated using rates that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.
     Temporary differences are the difference between the carrying value of an asset or liability and its tax base. Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. The main exceptions to this principle are as follows:
–	tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where the Group is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;

–	deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close

12     Rio Tinto 2008 Full financial statements

1  PRINCIPAL ACCOUNTING POLICIES
continued
down and restoration costs and the related asset or on the recognition of new finance leases. Furthermore, with the exception of the unwind of discount, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where the related assets are depreciated or finance leases are repaid; and

–	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered. Recoverability is assessed having regard to the reasons why the deferred tax asset has arisen and projected future taxable profits for the relevant entity (or group of entities).
Deferred tax is provided in respect of fair value adjustments on acquisitions. These adjustments may relate to assets such as mining rights that, in general, are not eligible for income tax allowances. In such cases, the provision for deferred tax is based on the difference between the carrying value of the asset and its nil income tax base. The existence of a tax base for capital gains tax purposes is not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.
     Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.
(n)  Post employment benefits
For defined benefit post employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Any asset recognised is restricted, if appropriate, to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions. Actuarial gains and losses arising in the year are taken to the statement of recognised income and expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.
     Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted units as appropriate.
     The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities. Each year, the unwinding of the discount on those liabilities is charged to the Group’s income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.
     The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.
     The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.
(o)  Cash and cash equivalents
For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand, deposits held on call with banks and short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For the purposes of the cash flow statement, cash and cash equivalents are net of bank overdrafts that are repayable on demand which are shown as current liabilities on the balance sheet.
(p)  Financial instruments
(i)  Financial assets
The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held to maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.
(a)   Financial assets at fair value through profit or loss
Derivatives are included in this category unless they are designated as hedges. Assets in this category are classified as current assets. Generally, the Group does not acquire financial assets for the purpose of selling in the short term.
     Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement.
(b)  Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non current assets based on their maturity date. Loans and receivables comprise trade and other receivables’, ‘other financial assets’ and ‘cash and cash equivalents’ in the balance sheet. Loans and receivables are carried at amortised cost less any impairment.
(c)  Available-for-sale financial assets
Available-for-sale financial assets are non derivatives that are either designated as available for sale or not classified in any of the other categories. They are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.
     Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder other than equity investments, are analysed between translation differences and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss. Any impairment charges are also recognised in profit or loss, while other changes in fair value are recognised in equity.
     When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement within ‘net operating costs’.
     Dividends on available-for-sale equity instruments are also recognised in the income statement within ‘interest receivable and similar income’ when the Group’s right to receive payments is established.
     Financial assets not carried at fair value through profit and loss are initially recognised on the trade date at fair value plus transaction costs.
     Financial assets are derecognised when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred.
(ii)  Financial liabilities
Borrowings and other financial liabilities are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognised in the income statement over the period to maturity using the effective interest method.
     Borrowings and other financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
(iii)  Derivative financial instruments and hedge accounting
The Group’s policy with regard to ‘Financial risk management’ is set out in note 33. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.

Rio Tinto 2008 Full financial statements      13

Notes to the 2008 Full financial statements continued
1  PRINCIPAL ACCOUNTING POLICIES
continued
     Commodity based contracts that meet the definition of a derivative in IAS 39 but are entered into in accordance with the Group’s expected purchase or sales requirements are recognised in earnings as described in note 1(c) Sales revenue above.
     All other derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured subject to IAS 39 at their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether or not the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or of firm commitments (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).
     At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
–	Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair values of the derivative assets and liabilities are shown separately in the balance sheet as there is no legal right of offset. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement within ‘interest payable and similar charges’.

–	Cash flow hedges: The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within ‘net operating costs’. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item affects profit or loss, for example when the forecast sale that is being hedged takes place. The realised gain or loss relating to the effective portion of forward foreign exchange or commodity contracts hedging sales is recognised in the income statement within ‘sales revenue’. When the forecast transaction that is being hedged results in the recognition of a non financial asset the gains and losses previously deferred in equity are transferred from equity and adjust the cost of the asset. The gains and losses are recognised subsequently in the income statement within ‘net operating costs’ when the non financial asset is amortised.
When a cash flow hedging instrument expires or is sold, or when a cash flow hedge no longer meets the criteria for hedge accounting, although the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the instrument which is held in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
     When a fair value interest rate hedging instrument expires or is sold, or when a fair value interest rate hedge no longer meets the criteria for hedge accounting, the fair value adjustments which have been made to the hedged item are amortised through the income statement over its remaining life.
–	Derivatives that do not qualify for hedge accounting: Any derivative contracts that do not qualify for hedge accounting, are marked to market at the balance sheet date. In respect of currency swaps, the gain or loss on the swap and the offsetting gain or loss on the financial asset or liability against which the swap forms an economic hedge are shown in separate lines in the income statement within the line ‘net gains on derivatives not qualifying for hedge accounting’. In respect of other derivatives, the mark to market may give rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised. These charges or credits would be recognised in the line ‘net gains on derivatives not qualifying for hedge accounting’.

–	Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. In some cases, the embedded derivatives may be designated as hedges and will be accounted for as described above.
(iv)  Fair value
Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where relevant market prices are available, these have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.
(i)	The fair values of cash, short term borrowings and loans to joint ventures and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

(ii)	The fair values of medium and long term borrowings is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve. The carrying value of the borrowings is amortised cost.

(iii)	Derivative financial assets and liabilities are carried at fair value based on published price quotations for the period for which a liquid active market exists. Beyond this period, the Group’s own assumptions are used.
The fair values of the various derivative instruments used for hedging purposes are disclosed in note 34. Movements on the hedging reserve are disclosed within note 30. The full fair value of a derivative that qualifies for hedge accounting is classified as a non current asset or liability if the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.
(v)  Impairment of financial assets
Available-for-sale financial assets
The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the company invested in operates.
     If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively

14     Rio Tinto 2008 Full financial statements

1  PRINCIPAL ACCOUNTING POLICIES
continued
related to an event occurring after the impairment loss was recognised.
(vi)  De-recognition of financial assets and liabilities
Financial assets
A financial asset is derecognised when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.
Financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognised within finance income and finance costs respectively.
     Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.
(vii)  Trade receivables
Trade receivables are recognised initially at fair value and are subsequently measured at amortised cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognised in the income statement within ‘net operating costs’. When a trade receivable is uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against ‘net operating costs’ in the income statement.
(viii)  Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
(q)  Share based payments
The fair value of cash-settled share plans is recognised as a liability over the vesting period of the awards. Movements in that liability between accounting dates are recognised as an expense. The grant date fair value of the awards is determined from the market value of the shares at the date of award and adjusted for any market based vesting conditions attached to the award eg relative Total Shareholder Return (‘TSR’) performance. Fair values are subsequently remeasured at each accounting date to reflect the market value of shares at the measurement date and, where relevant, the number of awards expected to vest based on the current and anticipated TSR performance. If any awards are ultimately settled in shares, the liability is transferred directly to equity as part of the consideration for the equity instruments issued.
     The Group’s equity-settled share plans are settled either by the issue of shares by the relevant parent company, by the purchase of shares on market or by the use of shares previously acquired as part of a share buyback. The fair value of the share plans is recognised as an expense over the expected vesting period with a corresponding entry to retained earnings for Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans. If the cost of shares acquired to satisfy the plans exceeds the expense charged, the excess is taken to the appropriate reserve. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (eg Total Shareholder Return). The Group uses fair values provided by independent actuaries calculated using a lattice based option valuation model.
     Non market based vesting conditions (eg earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.
     Further information about the treatment of individual share based payment plans is provided in note 48.
(r)  Contingencies
Contingent liabilities are not recognised in the financial statements but are disclosed by way of note unless their occurrence is remote.
     Contingent assets are not recognised in the financial statement but they are disclosed by way of note if they are deemed probable.
(s)  Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
     Where any group company purchases the Group’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to Rio Tinto’s equity shareholders. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to Rio Tinto’s equity shareholders.

Rio Tinto 2008 Full financial statements      15

Notes to the 2008 Full financial statements continued

2 RECONCILIATION OF NET EARNINGS TO UNDERLYING EARNINGS	Pre-tax (h)	Taxation	Outside	Discontinued	Net	Net
			interests	operations(h)	amount	amount
	2008	2008	2008	2008	2008	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Exclusions from Underlying earnings
Profits less losses on disposal of interests in businesses (a)	2,231	(761)	–	–	1,470	1
Net impairment charges (b) (note 5)	(8,030)	438	13	–	(7,579)	(113)
Impairment of discontinued operations (b)	–	–	–	(827)	(827)	–
Exchange differences and gains/(losses) on derivatives:
– Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	(140)	1,105	(5)	–	960	156
– (Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	(24)	5	(3)	–	(22)	34
– Losses on commodity derivatives not qualifying for hedge accounting (f)	(158)	62	1	–	(95)	–
Other exclusions (g)	(678)	139	5	–	(534)	(209)

Total excluded from Underlying earnings	(6,799)	988	11	(827)	(6,627)	(131)

Net earnings	9,178	(3,742)	(933)	(827)	3,676	7,312

Underlying earnings	15,977	(4,730)	(944)	–	10,303	7,443

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (g) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains arising on the disposal of interests in businesses relate principally to sale of the Cortez gold mine and the Greens Creek mine. Gains arising on the disposal of interests in undeveloped projects are not excluded from Underlying earnings.

(b)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects but including discontinued operations (net amount US$8,406 million).
2008 includes impairment charges of US$15 million relating to equity accounted units.

(c)	Exchange gains and losses on US dollar debt and intragroup balances.
The tax on exchange gains and losses on external debt and intragroup balances includes a benefit of US$254 million through recovery of tax relating to prior years. It also includes tax relief for losses on US dollar denominated debt. The pre-tax loss is offset by gains on intragroup balances which are largely not subject to tax.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(g)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. During 2008 the Group incurred advisory and other costs related to the rejection by the board of the pre-conditional takeover proposal from BHP Billiton which was withdrawn in November. These costs totalled US$270 million (net of tax) in 2008 and have been excluded from Underlying earnings. Other charges excluded from Underlying earnings comprise costs relating to non recurring acquisitions, disposals and similar corporate projects.

(h)	Exclusions from Underlying earnings relating to equity accounted units and discontinued operations are stated after tax.

3 NET OPERATING COSTS		2008	2007
	Note	US$m	US$m

Raw materials and consumables		16,248	6,096
Amortisation of intangible assets	12	429	114
Depreciation of property, plant & equipment	13	3,046	2,001
Employment costs	4	6,603	3,827
Repairs and maintenance		1,960	1,393
Shipping costs		2,495	1,874
Other freight costs		815	509
(Increase)/decrease in finished goods and work in progress		(163)	110
Royalties		1,946	1,093
Amounts charged by jointly controlled entities mainly for toll processing		2,473	1,362
Net foreign exchange gains		(379)	(45)
Other external costs		2,230	2,391
Provisions (including exchange gains on provisions)	27	265	308
Research and development		307	69
Costs included above qualifying for capitalisation		(259)	(78)
Other operating income		(375)	(272)

Net operating costs (excluding items shown separately)		37,641	20,752

Information on auditors’ remuneration is included in note 43.
16     Rio Tinto 2008 Full financial statements

4 EMPLOYMENT COSTS		2008	2007
	Note	US$m	US$m

Employment costs
– Wages and salaries		6,414	3,618
– Social security costs		113	106
– Net post retirement cost (a)	49	502	240
– Share option (credit)/charge (b)	48	(22)	220

		7,007	4,184
Less: charged within provisions		(404)	(357)

	3	6,603	3,827

(a)	Post retirement costs include the aggregate service and interest cost of providing post retirement benefits under defined benefit plans, net of the related expected return on plan assets. Additional detail of the amount charged to the income statement in respect of post retirement plans, and the treatment of actuarial gains and losses, is shown in note 49.

(b)	Further details of the Group’s share options and other share based payment plans are given in note 48.

5 IMPAIRMENT (CHARGES)/REVERSALS	Pre-tax	Taxation	Outside	Net	Net
			interests	amount	amount
	2008	2008	2008	2008	2007
	US$m	US$m	US$m	US$m	US$m

Cash generating unit
Upstream Aluminium (a)	(6,131)	4	–	(6,127)	–
Downstream Aluminium (excluding Packaging) (b)	(1,210)	230	–	(980)	–
HIsmelt (c)	(254)	72	–	(182)	–
Argyle Diamonds (d)	–	–	–	–	(328)
Palabora (e)	–	–	–	–	100
Tarong coal mine (f)	–	–	–	–	134
Other	(420)	132	13	(275)	(19)

	(8,015)	438	13	(7,564)	(113)

(a)	Details of the impairment review relating to Upstream Aluminium are set out in note 11.

(b)	The annual review of the goodwill allocated to Downstream Aluminium (excluding Packaging) resulted in a pre-tax impairment charge of US$1,210 million, of which US$493 million was applied in writing off the attributed goodwill, and the balance to property, plant and equipment. Downstream Aluminium is part of the Alcan group that was acquired in October 2007, and forms part of the Aluminium product group. It manufactures engineered or fabricated aluminum products and is also a full-service packaging supplier with a worldwide presence.

The Group’s intention is to sell Downstream Aluminium. As such, the recoverable amount has been estimated by reference to fair value less costs to sell. Such estimates were derived by applying multiples to forecasts of earnings for the Downstream Aluminium businesses. The multiples were derived from statistics relating to publicly traded companies in the various sectors in which the Downstream Aluminium businesses operate. The main circumstances that led to impairment were the adverse change in capital markets, making it difficult to fund acquisitions of companies generally; the global economic downturn and the adverse trading performance of Downstream Aluminium’s operations.
The specific details of the impairment review relating to Packaging are set out in note 19.

(c)	Full provision was made against the carrying value of the HIsmelt operation, which is within the Iron Ore product group. Operations at the Kwinana plant have been suspended and the Group’s future role in developing this technology is under review, leading to doubt about the recoverability of the amount invested.

(d)	Large increases in the estimated capital cost of Argyle’s underground project triggered an assessment of its recoverable amount during 2007. Impairment of property, plant and equipment was assessed by reference to fair value less costs to sell. The determination of fair value less costs to sell was based on the estimated amount that would be obtained from sale in an arm’s length transaction between knowledgeable and willing parties. This estimate was derived from discounting projections of cash flows, using valuation assumptions that a buyer might be expected to apply.

(e)	An increase in the Group’s long term copper price assumption triggered an assessment of the recoverable amount of Palabora during 2007. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 12 per cent. This led to a full reversal of the remainder of the impairment provision previously recognised.

(f)	An announcement of the sale of Tarong led to full reversal in 2007 of the remainder of the impairment provision previously recognised.

(g)	Total impairment charges in 2008 excluded from Underlying earnings includes impairment charges of US$15 million relating to equity accounted units.

6 SHARE OF PROFIT AFTER TAX OF EQUITY ACCOUNTED UNITS	2008	2007
	US$m	US$m

Sales revenue (a)	3,801	3,818
Operating costs	(2,158)	(1,261)

Profit before finance items and taxation	1,643	2,557
Exchange gains on net debt	37	7
Losses on currency and interest rate derivatives not qualifying for hedge accounting	(19)	(5)
Net interest payable	(45)	(49)
Amortisation of discount	(17)	(9)
Share of profit after tax of equity accounted units	36	–

Profit before taxation	1,635	2,501
Taxation	(596)	(917)

Profit for the year (Rio Tinto share)	1,039	1,584

(a)	The sales revenue of equity accounted units excludes charges by jointly controlled entities to Group subsidiaries.
Rio Tinto 2008 Full financial statements      17

Notes to the 2008 Full financial statements continued

7 INTEREST RECEIVABLE AND PAYABLE		2008	2007
	Note	US$m	US$m

Interest receivable and similar income from:
– Equity accounted units		43	28
– Other investments (a)		107	101

		150	129
Other interest receivable		54	5

Total interest receivable and similar income		204	134

Interest payable and similar charges (b)		(1,821)	(660)
Amounts capitalised	13	203	122

Total interest payable and similar charges		(1,618)	(538)

(a)	Interest income from other investments comprises US$72 million (2007: US$80 million) of interest income from bank deposits and US$35 million (2007: US$21 million) from other financial assets.

(b)	Interest payable and similar charges comprises US$1,875 million (2007: US$685 million) of interest on bank loans and other borrowings and US$54 million gain (2007: US$25 million gain) from interest rate swaps.

8 TAX ON PROFIT		2008	2007
	Note	US$m	US$m

UK taxation
Corporation tax at 28% (2007: 30%)
– Deferred		(46)	(150)

		(46)	(150)

Australian taxation
Corporation tax at 30%
– Current		3,005	1,396
– Deferred		(812)	(18)

		2,193	1,378

Other countries taxation
– Current		1,711	897
– Deferred		(116)	(35)

		1,595	862

Total taxation charge
– Current		4,716	2,293
– Deferred	18	(974)	(203)

		3,742	2,090

18     Rio Tinto 2008 Full financial statements

8  TAX ON PROFIT continued

	2008	2007
	US$m	US$m

Prima facie tax reconciliation
Profit before taxation	9,178	9,836
Deduct: share of profit after tax of equity accounted units	(1,039)	(1,584)

Parent companies’ and subsidiaries’ profit before tax	8,139	8,252

Prima facie tax payable at UK rate of 28% (2007: 30%)	2,279	2,476
Higher rate of taxation on Australian earnings	226	–
Impact of items excluded in arriving at Underlying earnings (b)	919	(28)
Adjustments to deferred tax liabilities following changes in tax rates (a)	(25)	(392)
Other tax rates applicable outside the UK and Australia	206	271
Resource depletion and other depreciation allowances	(129)	(173)
Research, development and other investment allowances	(72)	(81)
Utilisation of previously unrecognised deferred tax assets	(160)	–
Unrecognised current year operating losses	163	70
Foreign exchange differences	197	11
Withholding taxes	95	46
Other items	43	(110)

Total taxation charge (c)	3,742	2,090

(a)	The ‘Adjustments to deferred tax liabilities following changes in tax rates’, totalling US$392 million in 2007 resulted largely from a reduction in Canadian tax rates.

(b)	An analysis of the impact on the tax reconciliation of items excluded in arriving at Underlying earnings is given below:

	2008	2007
	US$m	US$m

Impairment charges	1,806	(1)
Disposal of interests in businesses	136	–
Exchange losses on external debt, intragroup balances and derivatives not designated as hedges	(1,074)	(19)
Other exclusions	51	(8)

	919	(28)

(c)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$596 million (2007: US$917 million).

9 EARNINGS/(LOSS) PER ORDINARY SHARE	2008	2008	2008	2007	2007	2007
	Earnings	Weighted	Per share	Earnings	Weighted	Per share
	US$m	average	amount	US$m	average	amount
		number of	(cents)		number of	(cents)
		shares			shares
		(millions)			(millions)

Basic earnings per share attributable to ordinary shareholders of Rio Tinto – continuing operations	4,503	1,283.5	350.8	7,312	1,285.8	568.7

Basic loss per share attributable to ordinary shareholders of Rio Tinto – discontinued operations	(827)	1,283.5	(64.4)	–	–	–

Total basic earnings per share – profit for the year (b)	3,676	1,283.5	286.4	7,312	1,285.8	568.7

Diluted earnings per share attributable to ordinary shareholders of Rio Tinto – continuing operations	4,503	1,289.3	349.2	7,312	1,291.3	566.3

Diluted loss per share attributable to ordinary shareholders of Rio Tinto – discontinued operations	(827)	1,289.3	(64.1)	–	–	–

Total diluted earnings per share – profit for the year (c)	3,676	1,289.3	285.1	7,312	1,291.3	566.3

Underlying earnings per share attributable to ordinary shareholders (a)
– Basic (b)	10,303	1,283.5	802.7	7,443	1,285.8	578.9
– Diluted (c)	10,303	1,289.3	799.1	7,443	1,291.3	576.4

(a)	Underlying earnings per share is calculated from Underlying earnings, detailed information on which is given in note 2.

(b)	The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares of 997.8 million (2007: 1,000.1 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 285.7 million (2007: 285.7 million).

(c)	For the purposes of calculating diluted earnings per share, the effect of dilutive securities of 5.8 million shares in 2008 (2007: 5.5 million shares) is added to the weighted average number of shares described in (b) above. This effect is calculated under the treasury stock method. The Group’s only potential dilutive ordinary shares are share options for which terms and conditions are described in note 48.

Rio Tinto 2008 Full financial statements      19

Notes to the 2008 Full financial statements continued

10 DIVIDENDS	2008	2007
	US$m	US$m

Rio Tinto plc previous year Final dividend paid	838	646
Rio Tinto plc Interim dividend paid	679	518
Rio Tinto Limited previous year Final dividend paid	228	198
Rio Tinto Limited Interim dividend paid	188	145

Dividends paid during the year	1,933	1,507

	2008	2007
	Number	Number
	of shares	of shares
	(millions)	(millions)

Rio Tinto plc previous year Final	997.7	1,007.3
Rio Tinto plc Interim	998.1	996.7
Rio Tinto Limited previous year Final – fully franked at 30%	285.7	285.7
Rio Tinto Limited Interim – fully franked at 30%	285.7	285.7

The dividends paid in 2008 are based on the following US cents per share amounts: 2007 final – 84.0 cents, 2008 interim – 68.0 cents (2007 dividends paid: 2006 final – 64.0 cents, 2007 interim – 52.0 cents).
     The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders. The number of shares on which Rio Tinto plc dividends are based excludes those held as treasury shares.
     In addition, the Directors of Rio Tinto announced a final dividend of 68.0 cents per share on 12 February 2009. This is expected to result in payments of US$872 million (Rio Tinto plc: US$678 million, Rio Tinto Limited US$194 million). The dividends will be paid on 8 April 2009 to Rio Tinto plc shareholders on the register at the close of business on 20 February 2009 and to Rio Tinto Limited shareholders on the register at the close of business on 24 February 2009.
     The proposed Rio Tinto Limited dividends will be
franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2009.
     The approximate amount of the Rio Tinto Limited consolidated tax group’s retained profits and reserves that could be distributed as dividends and franked out of credits, that arose from net payments of income tax in respect of periods up to 31 December 2008 (after deducting franking credits expected to be utilised on the 2008 final dividend declared), is US$6,727 million.

11 GOODWILL
		Restated
	2008	2007
	US$m	US$m

Net book value
At 1 January	21,105	841
Adjustment on currency translation	(196)	114
Additions	8	20,150
Impairment charges	(6,621)	–

At 31 December	14,296	21,105

– cost	21,123	21,366
– accumulated impairment	(6,827)	(261)

At 1 January

– cost	21,366	1,077
– accumulated impairment	(261)	(236)

Impairment Tests for Goodwill
At 31 December 2008, goodwill has been allocated as follows:

US$m

Net book value
Upstream Aluminium	13,563
Australian Iron Ore	345
Other	388

14,296

Upstream Aluminium
The majority of the Group’s goodwill has been allocated to cash-generating units within the Upstream Aluminium group of cash-generating units (‘Upstream Aluminium’), which includes both Alcan and the aluminium activities previously owned by Rio Tinto, which are now managed as a single business.
     A large component of Upstream Aluminium’s carrying value relates to the former Alcan businesses purchased in 2007.
     Upstream aluminium’s annual impairment review resulted in an impairment of US$6,131 million (US$6,127 after taxation). All but a small portion of this impairment was attributed to goodwill. The recoverable amount has been assessed by reference to value in use as, in the current market environment, it is considered that fair value does not exceed value in use. The acquisition price of Alcan anticipated significant growth in smelter and refinery capacity; but, following the recent significant weakening in economic and market circumstances, many of these growth projects have been deferred. These deferrals, together with increases in input costs, have resulted in the impairment charge.
     In arriving at value in use, a pre-tax discount rate of eight per cent has been applied to the pre-tax cash flows expressed in real terms.
     Value in use was determined by
estimating cash flows for a period of ten years. The cash flow projections are based on long term production plans. These cash flows are then aggregated with a ‘terminal value’. The terminal value represents the value of cash flows beyond the tenth year, incorporating an annual real term growth rate of one quarter of one percent. Upstream Aluminium benefits from a global marketplace with substantial barriers to entry and there are a limited number of competitors who are able to access effectively the key resources necessary to make aluminium. In addition, continued global industralisation will support demand for aluminium.

20     Rio Tinto 2008 Full financial statements

11  GOODWILL continued
The key assumptions to which the calculation of value in use for Upstream Aluminium is most sensitive are the long term aluminium price; the Canadian dollar, Australian dollar and Euro exchange rates against the US dollar; operating costs; discount rates; and the real term rate of growth incorporated in the terminal value. Cash flows for the periods included in the projections were translated into the functional currency at the spot exchange rates at the date of the assessment. Future selling prices and operating costs have been estimated in line with the policy in note 1(i). For the long run, the Group does not believe that forward prices quoted in the metals markets provide a good indication of future price levels since forward prices tend to be strongly influenced by spot price levels. The aluminium prices used in the value in use calculations are within the range of analysts’ consensus forecasts current around the date of the goodwill assessment. For the long-term aluminium price, this range is from US$2,000 per tonne to US$2,925 per tonne, with an average of US$2,420 per tonne in real terms. The operating cost levels included in the value in use assessment are calculated based on Upstream Aluminium’s long term production plans. Price assumptions for inputs into the aluminium smelting process are based on analysis of market fundamentals and are made consistent with related output price assumptions. Approximately, two thirds of the capacity of Rio Tinto Alcan’s aluminium production network is located in the first quartile of the industry cash cost curve, with another 20 per cent located in the second quartile. Upstream Aluminium’s intention is to maintain and, where possible, improve its relative position on the industry cash cost curve.
     As a result of the impairment charge, the carrying amount of goodwill allocated to Upstream Aluminium at the date of the goodwill impairment test is equal to its recoverable amount and, therefore, any unfavourable change in the value assigned to the key assumptions described above will result in further impairment charges. It is estimated that adverse changes in key assumptions would lead to the following decreases in value in use:

US$ millions

1% increase in discount rate applied to pre-tax cash flows	(4,600)
5% decrease in Aluminium price	(6,100)
5% weakening of US dollar	(2,800)
5% increase in operating costs	(5,400)
Decrease in terminal growth rate by one quarter of one percentage point	(900)

Each of the sensitivities above was determined assuming the relevant key assumption moved in isolation, except where modifying the Aluminium price directly affects the price assumption for certain input costs and that there is no mitigating action by management.
Australian Iron Ore
The recoverable amount of the goodwill relating to Australian Iron Ore has been assessed by reference to value in use. Valuations are based on cash flow projections that incorporate best estimates of selling prices, ore grades, production rates, future sustaining capital expenditure and production costs over the life of each mine. In line with normal practice in the mining industry, the cash flow projections are based on long term mine plans covering the expected life of each operation. Therefore, the projections generally cover periods well in excess of five years.
     Assumptions about selling prices, operating costs, exchange rates, and discount rates are particularly important in these valuations.
     Future selling prices and operating costs have been estimated in line with the policy in note 1(i). Long term average selling prices are forecast taking account of estimates of the costs of producers of each commodity. Forecasts of operating costs are based on detailed mine plans which take account of all relevant characteristics of the ore body.
     Goodwill relating to Australian Iron Ore has been reviewed applying a discount rate of 6.5 per cent to the post-tax cash flows expressed in real terms. If assessed based on pre-tax cash flows expressed in real terms, the equivalent pre-tax discount rate would be around nine per cent.
There are no reasonably possible changes in key assumptions, which would cause the goodwill allocated to Australian Iron Ore to be impaired.
Other
The recoverability of the remaining goodwill, which is included within Other in the table above, has been assessed by reference to value in use, using assumptions consistent with those described above. In most cases, recoverable amounts were determined to be in excess of carrying value. Where this was not the case, impairment has been recognised and is presented as part of the Other section of the table in note 5. The amount of impairment is not significant, and there are no reasonably possible changes in key assumptions that would cause the remaining goodwill to be impaired by a significant amount.

Rio Tinto 2008 Full financial statements      21

Notes to the 2008 Full financial statements continued

12 INTANGIBLE ASSETS	Exploration	Trademarks,	Contract	Other	Total
	and	patented and	based	intangible
	evaluation (a)	non patented	intangible	assets
Year ended 31 December 2008		technology	assets (b)
	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2008 (restated)	152	568	5,500	584	6,804
Adjustment on currency translation	(10)	(9)	(6)	(69)	(94)
Expenditure during the year	–	–	–	105	105
Amortisation for the year	–	(44)	(230)	(155)	(429)
Impairment	–	(57)	(69)	(3)	(129)
Disposals, transfers and other movements	(9)	(14)	13	38	28

At 31 December 2008	133	444	5,208	500	6,285

– cost	133	565	5,532	829	7,059
– accumulated amortisation	–	(121)	(324)	(329)	(774)

	Exploration	Trademarks,	Contract	Other	Restated
	and	patented and	based	intangible	Total
	evaluation (a)	non patented	intangible	assets
Year ended 31 December 2007		technology	assets (b)
	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2007	196	–	–	188	384
Adjustment on currency translation	9	12	7	22	50
Acquisition of subsidiary (note 41)	9	564	5,522	266	6,361
Expenditure during the year	194	–	–	209	403
Amortisation for the year	–	(8)	(28)	(78)	(114)
Impairment	–	–	–	(21)	(21)
Disposals, transfers and other movments	(256)	–	(1)	(2)	(259)

At 31 December 2007	152	568	5,500	584	6,804

– cost	152	576	5,529	820	7,077
– accumulated amortisation	–	(8)	(29)	(236)	(273)

At 1 January 2007

– cost	196	–	–	310	506
– accumulated amortisation	–	–	–	(122)	(122)

(a)	Exploration and evaluation: useful life not determined until transferred to property, plant & equipment.

(b)	The Group acquired Alcan Inc. on 23 October 2007. Alcan Inc. benefits from certain intangible assets including power supply contracts, customer contracts and water rights. The water rights are expected to contribute to the efficiency and cost effectiveness of operations for the foreseeable future: accordingly, these rights are considered to have indefinite lives and are not subject to amortisation. These water rights constitute the majority of the amounts in the column of the above table entitled ‘Contract based intangible assets’. Intangible assets with indefinite lives were provisionally valued at acquisition based on the advice of expert valuation consultants and subsequently this valuation was finalised within twelve months of the acquisition date. The amounts in the table have been restated accordingly. The carrying values will be reviewed for impairment annually or at any time an indicator of impairment is considered to exist. They are reviewed for impairment as part of the cash-generating units to which they relate. The water rights have been allocated to cash generating units within

Upstream Aluminium.

In 2008, the recoverable amount of these cash-generating units was determined based on value in use, using a methodology and assumptions consistent with those described in note 1(i) and note 11. No impairment of these indefinite-lived intangible assets was recognised during 2008, as the value in use of the related cash-generating units was in excess of their carrying amounts.

(c)	There are no intangible assets either pledged as security or held under restriction of title.

Exploration and evaluation expenditure
The charge for the year and the net amount of intangible assets capitalised during the year are as follows:

	2008	2007
	US$m	US$m

Cash expenditure in the year (net of proceeds of US$673 million (2007: US$171 million) on disposal of undeveloped projects) (a)	440	576
Changes in accruals (including impairment of undeveloped projects of US$156 million (2007: nil) and non cash proceeds on disposal of undeveloped projects)	205	(61)
Amount capitalised during the year	–	(194)

Charge for the year	645	321

(a)	Exploration and evaluation costs are stated net of gains on disposal of interests in undeveloped projects totalling US$489 million (2007: US$253 million).

22     Rio Tinto 2008 Full financial statements

13 PROPERTY, PLANT AND EQUIPMENT	Mining	Land	Plant	Capital	Total
	properties	and	and	works in
Year ended 31 December 2008	and leases (a)	buildings	equipment	progress
	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2008	7,131	5,384	23,955	5,498	41,968
Adjustment on currency translation	(1,075)	(374)	(2,787)	(1,050)	(5,286)
Capitalisation of additional closure costs (note 27)	380	–	–	13	393
Interest capitalised (b) (note 7)	13	–	–	190	203
Additions	234	296	1,861	6,581	8,972
Depreciation for the year	(517)	(336)	(2,178)	(15)	(3,046)
Impairment charges	(99)	(219)	(792)	(112)	(1,222)
Disposals	–	(16)	(64)	(15)	(95)
Disposal of subsidiaries	(48)	(4)	(56)	(6)	(114)
Transfers and other movements (c)	99	975	2,173	(3,267)	(20)

At 31 December 2008	6,118	5,706	22,112	7,817	41,753

– cost	9,496	7,894	35,140	8,091	60,621
– accumulated depreciation	(3,378)	(2,188)	(13,028)	(274)	(18,868)

Fixed assets held under finance leases (d)	–	21	19	–	40
Other fixed assets pledged as security (e)	20	–	1,400	7	1,427

	Mining	Land	Plant	Capital	Restated
	properties	and	and	works in	Total
Year ended 31 December 2007	and leases (a)	buildings	equipment	progress
	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2007	6,127	2,540	10,839	2,701	22,207
Adjustment on currency translation	511	261	1,163	266	2,201
Capitalisation of additional closure costs (note 27)	284	–	–	9	293
Interest capitalised (b) (note 7)	–	–	91	31	122
Acquisition of subsidiary (note 41)	229	2,810	9,735	1,829	14,603
Additions	207	169	1,754	2,462	4,592
Depreciation for the year (a)	(496)	(191)	(1,314)	–	(2,001)
Impairment (charges)/reversals	(203)	11	297	(189)	(84)
Disposals	(12)	(33)	(38)	–	(83)
Transfers and other movements (c)	484	(183)	1,428	(1,611)	118

At 31 December 2007	7,131	5,384	23,955	5,498	41,968

– cost	10,911	7,347	36,265	5,858	60,381
– accumulated depreciation	(3,780)	(1,963)	(12,310)	(360)	(18,413)

At 1 January 2007

– cost	9,166	4,454	21,553	2,835	38,008
– accumulated depreciation	(3,039)	(1,914)	(10,714)	(134)	(15,801)

Fixed assets held under finance leases (d)	–	30	42	–	72
Other fixed assets pledged as security (e)	31	–	1,792	–	1,823

(a)	Mining properties include deferred stripping costs of US$820 million (2007: US$718 million).

Amortisation of deferred stripping costs of US$35 million (2007: US$34 million) is included within ‘Depreciation for the year’.

(b)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt, where applicable. The Group’s average borrowing rate used for capitalisation of interest is 3.9 per cent (2007: 5 per cent).

(c)	‘Transfers and other movements’ includes reclassifications between categories.

(d)	The finance leases under which these assets are held are disclosed in note 23.

(e)	Excludes assets held under finance leases. Fixed assets pledged as security represent amounts pledged as collateral against US$234 million (2007: US$291 million) of loans, which are included in note 22.

(f)	At 31 December 2008 the net balance sheet amount for land and buildings includes freehold US$5,557 million (2007 restated: US$5,216 million); long leasehold US$76 million (2007: US$163 million); and short leasehold US$73 million (2007: US$5 million).

Rio Tinto 2008 Full financial statements      23

Notes to the 2008 Full financial statements continued

14 INVESTMENTS IN EQUITY ACCOUNTED UNITS		Restated
Summary balance sheet (Rio Tinto share)	2008	2007
	US$m	US$m

Rio Tinto’s share of assets
Non current assets	7,733	8,168
Current assets	1,921	1,643

	9,654	9,811

Rio Tinto’s share of liabilities
Current liabilities	(1,551)	(1,154)
Non current liabilities	(3,050)	(2,913)

	(4,601)	(4,067)

Rio Tinto’s share of net assets	5,053	5,744

(a)	Further details of investments in jointly controlled entities and associates are set out in notes 38 and 39.

(b)	At 31 December 2008, the quoted value of the Group’s share in associates having shares listed on recognised stock exchanges was US$149 million (2007: US$410 million).

(c)	Investments in equity accounted units at 31 December 2008 include goodwill of US$1,582 million (2007 restated: US$1,851 million).

15 NET DEBT OF EQUITY ACCOUNTED UNITS (EXCLUDING AMOUNTS DUE TO RIO TINTO)	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
	Percentage	share of	Percentage	share of
		net debt		net debt
	2008	2008	2007	2007
	%	US$m	%	US$m

Jointly controlled entities
Minera Escondida Limitada	30.0	427	30.0	285
Sohar Aluminium Company L.L.C.	20.0	336	20.0	205
Queensland Alumina Limited (QAL)	80.0	(13)	80.0	29
Halco Mining Inc.	45.0	28	45.0	39
Alcan Ningxia Aluminum Company Limited	50.0	45	50.0	39

Associates
Tisand (Pty) Limited	49.0	50	49.0	100
Port Waratah Coal Services	27.6	184	27.6	150
Mineração Rio do Norte S.A.	12.5	29	12.5	23

Other equity accounted units	–	(93)	–	(157)

		993		713

(a)	In accordance with IAS 28 and IAS 31, the Group includes its net investment in equity accounted units in its consolidated balance sheet. This investment is net of the Group’s share of the net debt of such units, which is set out above.

(b)	Some of the debt of equity accounted units is subject to financial and general covenants.

(c)	US$292 million of the debt shown above is with recourse to Rio Tinto at 31 December 2008 (2007: US$255 million).

16 INVENTORIES		Restated
	2008	2007
	US$m	US$m

Raw materials and purchased components	1,100	1,078
Consumable stores	1,108	1,054
Work in progress	1,800	1,727
Finished goods and goods for resale	1,765	1,716

	5,773	5,575

Comprising:
Expected to be used within one year	5,607	5,397
Expected to be used after more than one year	166	178

	5,773	5,575

Inventory write downs amounting to US$280 million (2007: US$4 million) were recognised during the year.
24     Rio Tinto 2008 Full financial statements

17 TRADE AND OTHER RECEIVABLES	Non current	Current	Restated	Restated
			Non current	Current
	2008	2008	2007	2007
	US$m	US$m	US$m	US$m

Trade receivables	–	3,792	–	4,927
Provision for doubtful debts	–	(71)	–	(70)

Trade receivables – net	–	3,721	–	4,857
Amounts due from equity accounted units	–	253	–	249
Other debtors	166	962	219	921
Pension surpluses (note 49)	137	23	674	31
Prepayment of tolling charges to jointly controlled entities (a)	435	–	555	–
Other prepayments	373	442	336	442

	1,111	5,401	1,784	6,500

(a)	Rio Tinto Aluminium has made certain prepayments to jointly controlled entities for toll processing of bauxite and alumina. These prepayments will be charged to Group operating costs as processing takes place.

(b)	There is no material element of trade and other receivables that is interest bearing.

(c)	Due to their short term maturities, the fair value of trade and other receivables approximates their carrying value.

As of 31 December 2008, trade and other receivables of US$71 million (2007: US$70 million) were impaired. The amount of impairment was US$71 million (2007: US$70 million). The majority of these receivables were over 90 days overdue.
     As of 31 December 2008, trade and other receivables of US$427 million (2007: US$364 million) were past due but not impaired.
The ageing of these receivables is as follows:

	2008	2007
	US$m	US$m

less than 30 days overdue	242	270
between 30 and 60 days overdue	101	62
between 60 and 90 days overdue	40	29
greater than 90 days	44	3

These relate to a number of customers for whom there is no recent history of default or other indicators of impairment.
     With respect to trade and other receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.
     The provision for doubtful trade receivables increased by US$1 million in 2008 (2007: US$44 million), of which US$7 million was from net increases in provisions charged within other external costs offset by US$6 million from currency translation gains.
Rio Tinto 2008 Full financial statements      25

Notes to the 2008 Full financial statements continued

18 DEFERRED TAXATION		Restated
	2008	2007
	US$m	US$m

At 1 January	4,327	2,114
Adjustment on currency translation	(287)	278
Deferred tax of acquired companies	–	2,380
Credited to the income statement	(974)	(203)
Credited to SORIE (a)	(205)	(203)
Other movements (b)	(174)	(39)

At 31 December	2,687	4,327

Comprising:
– deferred tax liabilities (c)	4,054	4,912
– deferred tax assets (c)	(1,367)	(585)

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the balance sheet as permitted by IAS 12. The closing deferred tax liabilities and assets, prior to this offsetting of balances, are shown below.

	UK	Australian	Other	Total	Restated
	Tax	Tax	countries’		Total
			tax	2008	2007
	US$m	US$m	US$m	US$m	US$m

Deferred tax liabilities arising from:
Accelerated capital allowances	105	1,337	5,026	6,468	6,982
Post retirement benefits	28	1	–	29	151
Unremitted earnings	–	1	339	340	513
Unrealised exchange losses	–	478	15	493	373
Other temporary differences	–	161	–	161	19

	133	1,978	5,380	7,491	8,038

Deferred tax assets arising from:
Capital allowances	–	(79)	(123)	(202)	–
Provisions	(3)	(293)	(1,172)	(1,468)	(1,795)
Post retirement benefits	(68)	(52)	(1,009)	(1,129)	(939)
Tax losses	(246)	(160)	(493)	(899)	(868)
Unrealised exchange losses	–	(1,064)	(12)	(1,076)	(76)
Other temporary differences	(5)	–	(25)	(30)	(33)

	(322)	(1,648)	(2,834)	(4,804)	(3,711)

(Credited)/charged to the income statement
(Decelerated)/accelerated capital allowances	7	22	(161)	(132)	(92)
Provisions	17	33	153	203	(219)
Post retirement benefits	22	4	74	100	59
Tax losses	(90)	(13)	123	20	(105)
Tax on unremitted earnings	–	(3)	25	22	34
Unrealised exchange losses	–	(823)	(216)	(1,039)	(40)
Other temporary differences	(2)	(32)	(114)	(148)	160

	(46)	(812)	(116)	(974)	(203)

(a)	The amounts credited directly to the SORIE relate to tax relief on share options, provisions for tax on exchange differences on intragroup loans qualifying for reporting as part of the net investment in subsidiaries, on cash flow hedges and on actuarial gains and losses on pension schemes and post retirement healthcare plans.

(b)	‘Other movements’ include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the equity accounted unit to which it relates.

(c)	The deferred tax liability of US$4,054 million (2007 restated: US$4,912 million) includes US$3,866 million (2007 restated: US$4,664 million) due in more than one year. The deferred tax asset of US$1,367 million (2007: US$585 million) includes US$594 million (2007: US$240 million) receivable in more than one year.

(d)	US$1,311 million (2007 restated: US$809 million) of potential deferred tax assets have not been recognised as assets in these accounts. There is a time limit for the recovery of US$32 million of these potential assets (2007: nil). US$1,067 million (2007: US$681 million) of the potential assets relate to realised or unrealised capital losses, recovery of which depends on the existence of capital gains in future years.

(e)	Deferred tax is not recognised on the unremitted earnings of overseas subsidiaries and jointly controlled entities where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$1,130 million (2007: US$1,921 million) would be payable.

(f)	There is a limited time period for the recovery of US$187 million (2007: US$62 million) of tax losses which have been recognised as deferred tax assets in the financial statements.

26     Rio Tinto 2008 Full financial statements

19  ASSETS HELD FOR SALE
At 31 December 2008, assets and liabilities held for sale comprise Alcan’s Packaging group (‘Packaging’). In the announcement of Rio Tinto’s offer for Alcan on 12 July 2007, it was stated that Rio Tinto and Alcan had agreed to divest of Packaging. As Packaging was acquired with a view to resale, its results are excluded from the Group’s income from continuing operations.
     An impairment of US$827 million relating to Packaging has been recognised within discontinued operations on the Group income statement. As required by IFRS 5 Non–current Assets Held-for-Sale and Discontinued Operations, the amount of this impairment was determined by reference to Packaging’s fair value less costs to sell. The main circumstances that led to the impairment were:
–	The adverse change in capital markets, which made it difficult for potential buyers to fund acquisitions of companies like Packaging.

–	The global economic downturn.

–	The adverse trading performance of companies in Packaging’s markets.
Packaging’s fair value less costs to sell represents the Group’s best estimate of the expected proceeds to be realised on sale of Packaging, less an estimate of remaining costs to sell. This estimate is consistent with estimates of fair value less costs to sell, which were determined using the Income
Approach and the Market Approach valuation techniques.
     The Income Approach provided an estimation of Packaging’s fair value based on the cash flows it is expected to generate in the future. A discount rate of 9 per cent was applied to Packaging’s post-tax cash flows expressed in nominal terms.
     Under the Market Approach, an estimate of Packaging’s fair value was determined based on a comparison of Packaging to comparable publicly traded companies and transactions in its industry.
     Packaging’s impairment reduced the ‘Assets held for sale’ line of the Group’s balance sheet.

20 OTHER FINANCIAL ASSETS	Non current	Current	Restated	Restated
			Non current	Current
	2008	2008	2007	2007
	US$m	US$m	US$m	US$m

Currency and commodity contracts: designated as hedges	38	60	34	100
Derivatives and embedded derivatives not related to net debt: not designated as hedges (a)	–	87	–	480
Derivatives related to net debt	–	–	3	39
US Treasury bonds	–	–	21	–
Equity shares and quoted funds	150	111	53	321
Other investments, including loans	478	2	467	96
Other liquid resources (non cash equivalent)	–	4	–	6

	666	264	578	1,042

(a)	Derivatives and embedded derivatives not designated as hedges include amounts of US$21 million (2007: US$117 million) which mature beyond one year. Detailed information relating to other financial assets is given in note 34.

21 CASH AND CASH EQUIVALENTS	2008	2007
	US$m	US$m

Cash at bank and in hand	629	579
Short term bank deposits	552	1,066

	1,181	1,645

Bank overdrafts repayable on demand (unsecured)	(147)	(104)

Balance per Group cash flow statement	1,034	1,541

(a)	Cash and cash equivalents include US$97 million (2007: US$93 million) for which there are restrictions on remittances.

Rio Tinto 2008 Full financial statements      27

Notes to the 2008 Full financial statements continued

22 BORROWINGS		Non-current	Current	Restated	Restated
				Non-current	Current
		2008	2008	2007	2007
Borrowings at 31 December	Note	US$m	US$m	US$m	US$m

Syndicated bank loans (a)		19,050	8,846	33,263	4,466

Other bank loans		–	582	97	1,749

Commercial paper		–	90	–	644

Other loans
Finance leases	23	61	28	104	19
Rio Tinto Finance (USA) Limited Bonds 5.75% 2006		–	–	–	–
Rio Tinto Finance (USA) Limited Bonds 2.625% 2008 (d)		–	–	–	596
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013		100	–	100	–
Rio Tinto Finance (USA) Limited Bonds 5.875% 2013		2,664	–	–	–
Rio Tinto Finance (USA) Limited Bonds 6.5% 2018		1,953	–	–	–
Rio Tinto Finance (USA) Limited Bonds 7.125% 2028		912	–	–	–
Colowyo Coal Company L.P. Bonds 9.56% 2011		23	9	32	8
Colowyo Coal Company L.P. Bonds 10.19% 2016		100	–	100	–
Alcan Inc. Debentures 6.25% due 2008		–	–	–	203
Alcan Inc. Debentures 6.45% due 2011		410	–	415	–
Alcan Inc. Global Notes 4.875% due 2012 (d)		497	–	489	–
Alcan Inc. Global Notes 4.50% due 2013		481	–	476	–
Alcan Inc. Global Notes 5.20% due 2014		493	–	492	–
Alcan Inc. Global Notes 5.00% due 2015 (d)		496	–	479	–
Alcan Inc. Debentures 7.25% due 2028		109	–	110	–
Alcan Inc. Debentures 7.25% due 2031		439	–	441	–
Alcan Inc. Global Notes 6.125% due 2033		737	–	736	–
Alcan Inc. Global Notes 5.75% due 2035		281	–	280	–
European Medium Term Notes (c)		295	–	384	76
Other secured loans		310	10	346	27
Other unsecured loans		313	322	312	321

Total borrowings		29,724	9,887	38,656	8,109

(a)	In support of its acquisition of Alcan Inc., the Group arranged for US$40 billion in term loans and revolving credit facilities, which were fully underwritten and subsequently syndicated (the ‘Syndicated bank loans’). The Syndicated bank loans are divided into four facilities, as follows:

	Facility A (b)		Facility B	Facility C	Facility D

Facility amount (US$ billions)	15		10	5	10
Type	Term Loan		Revolving	Revolving	Term Loan
Due	October 2009	(b)	October 2010	October 2012	December 2012
Repayment	Bullet		Bullet	Bullet	Bullet

Undrawn facilities (US$ billions)
At 31 December 2008	–		0.9	5	–
At 31 December 2007	–		–	2	–

The amounts outstanding under these facilities are shown net of the unamortised costs of obtaining the facilities. In addition, there is US$2.2 billion of unused committed bilateral banking facilities. Facilities A and B are subject to mandatory prepayment and cancellation to the extent of the net proceeds from disposals of assets and from the raising of funds through equity or capital markets, subject to specific thresholds and conditions. Any such net proceeds must first be applied in prepayment of the amounts outstanding under Facility A. The net proceeds must then be applied in cancellation of any undrawn amount under Facility B, and finally in prepayment of any amounts outstanding under Facility B.

The main financial covenant to which the Group is subject is the covenant contained in the Alcan facilities which requires it to maintain a ratio of net borrowings to EBITDA of no greater than 4.5 times. A compliance certificate must be produced for this ratio on a semi annual basis. In addition, the Facility Agreement contains restrictions on the Group, including that it be required to observe certain customary covenants including but not limited to (i) maintenance of authorisations; (ii) compliance with laws; (iii) change of business; (iv) negative pledge (subject to certain carve outs); (v) environmental laws and licences; and (vi) subsidiaries incurring financial indebtedness.

(b)	The original maturity of Facility A was October 2008, with an option for the Group to extend up until October 2009. The Group has exercised this option.

(c)	Rio Tinto has a US$10 billion (2007: US$10 billion) European Medium Term Note (EMTN) programme for the issuance of debt, of which. approximately US$0.3 billion was drawn down at 31 December 2008 (2007: US$0.4 billion). The Group’s EMTNs are swapped to US dollars. The fair value of currency swap liabilities at

31 December 2008 was US$99 million (2007: US$7 million). Details of the major currency swaps are shown in note 34 (d). At 31 December 2007, other EMTNs of US$31 million relate to Alcan Inc.

(d)	As at 31 December 2008 none of the fixed rate borrowings shown were swapped to floating rates (2007: US$1.2 billion). At 31 December 2007 the fair value of the interest rate swaps was US$31 million.

(e)	The Group’s borrowings of US$39.6 billion (2007 restated: US$46.8 billion) include some US$4.6 billion (2007: US$4.7 billion) which relates to borrowings of subsidiaries that are without recourse to the Group, some of which are subject to various financial and general covenants with which the respective borrowers were in compliance as at 31 December 2008.

28     Rio Tinto 2008 Full financial statements

23 CAPITALISED FINANCE LEASES	2008	2007
	US$m	US$m

Present value of minimum lease payments
Total minimum lease payments	97	129
Effect of discounting	(8)	(6)

	89	123

Payments under capitalised finance leases
Due within one year	28	19
Between 1 year and 5 years	21	67
More than 5 years	40	37

	89	123

24 CONSOLIDATED NET DEBT		Restated
	2008	2007
	Net debt	Net debt
	US$m	US$m

Analysis of changes in consolidated net debt
At 1 January	(45,191)	(2,437)
Adjustment on currency translation	1,296	(223)
Exchange gains credited to the income statement (a)	(1,701)	136
Gains on derivatives related to net debt	105	11
Debt of acquired companies	–	(5,504)
Cash movements excluding exchange movements	6,864	(37,332)
Other movements	(45)	158

At 31 December	(38,672)	(45,191)

Reconciliation to balance sheet categories
Borrowings (note 22)	(39,611)	(46,765)
Bank overdrafts repayable on demand (note 21)	(147)	(104)
Cash and cash equivalents (note 21)	1,181	1,645
Other liquid resources (note 20)	4	6
Derivatives related to net debt (note 34)	(99)	27

	(38,672)	(45,191)

	2008	2007
	US$m	US$m

Exchange gains on US dollar net debt and intragroup balances
Exchange (losses)/gains on US dollar net debt (a)	(1,675)	163
Exchange gains on intragroup balances	1,523	11
Exchange losses on loans from equity accounted units	(36)	(2)
Exchange gain on settlement of dividend	12	22

Credited to income statement	(176)	194

(a)	Exchange gains credited to the income statement include amounts taken to Underlying earnings.

Further information relating to the currency and interest rate exposures arising from net debt and related derivatives is given in note 34 on Financial Instruments.

25 TRADE AND OTHER PAYABLES	Non current	Current	Restated	Restated
			Non current	Current
	2008	2008	2007	2007
	US$m	US$m	US$m	US$m

Trade creditors	–	2,875	–	3,145
Amounts owed to equity accounted units	11	269	–	219
Other creditors (a)	243	641	176	575
Employee entitlements	–	770	–	915
Royalties and mining taxes	–	471	–	325
Accruals and deferred income	79	2,130	110	1,346
Government grants deferred	119	41	201	7

	452	7,197	487	6,532

(a)	‘Other creditors’ include deferred consideration of US$318 million (2007: US$209 million) relating to certain assets acquired. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost. All other accounts payable and accruals are non interest bearing.

(b)	Due to their short term maturities, the fair value of trade and other payables approximates to their carrying value.

Rio Tinto 2008 Full financial statements      29

Notes to the 2008 Full financial statements continued

26 OTHER FINANCIAL LIABILITIES	Non current	Current	Restated	Restated
			Non current	Current
	2008	2008	2007	2007
	US$m	US$m	US$m	US$m

Forward commodity contracts: designated as hedges	173	84	490	283
Derivatives related to net debt	95	4	6	9
Other derivatives and embedded derivatives: not designated as hedges	–	355	–	591
Other financial liabilities	–	37	–	49

	268	480	496	932

(a)	Detailed information relating to other financial liabilities is given in note 34.

27 PROVISIONS (NOT INCLUDING TAXATION)	Pensions	Other	Close down and	Other (f)		Restated
	and post	employee	restoration/		2008	2007
	retirement	entitlements (b)	environmental		Total	Total
	healthcare (a)		(c),(d),(e)
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	3,313	749	6,228	811	11,101	4,668
Adjustment on currency translation	(262)	(118)	(553)	(26)	(959)	320
Amounts capitalised	–	–	393	–	393	293
Acquisition of subsidiary (note 41)	–	–	–	–	–	5,721
Disposal of subsidiary	(5)	4	(25)	(16)	(42)	–
Charged/(credited) to profit:
– new provisions	–	33	2	18	53	19
– increases to existing provisions	306	176	80	67	629	498
– unused amounts reversed	–	(111)	(36)	3	(144)	(209)
– exchange gains on provisions	–	(5)	(240)	(28)	(273)	–
Amortisation of discount	–	1	292	4	297	166
Utilised in year	(448)	(187)	(130)	(147)	(912)	(283)
Transfer to liabilities of disposal groups held for sale	–	–	–	–	–	(136)
Liability incurred as a result of acquisition	–	–	–	–	–	189
Actuarial losses/(gains) recognised in equity	809	–	–	–	809	(87)
Transfers and other movements	–	(19)	–	–	(19)	(58)

At 31 December	3,713	523	6,011	686	10,933	11,101

Balance sheet analysis:
Current	112	298	235	181	826	766
Non current	3,601	225	5,776	505	10,107	10,335

Total	3,713	523	6,011	686	10,933	11,101

(a)	The main assumptions used to determine the provision for pensions and post retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 49.

(b)	The provision for other employee entitlements includes a provision for long service leave of US$142 million (2007: US$107 million), based on the relevant entitlements in certain Group operations. It also includes the provisions relating to the Group’s cash-settled share-based payment plans of US$43 million (2007: US$219 million), which are described in note 48.

(c)	The Group’s policy on close down and restoration costs is described in note 1(k). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Remaining lives of mines and infrastructure range from 1 to over 50 years with an average, weighted by closure provision, of around 18 years. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$6,011 million (2007 restated: US$6,228 million) for close down and restoration costs and environmental clean up obligations, include estimates of the effect of future inflation and have been adjusted to reflect risk. These estimates have been discounted to their present value at an average rate of approximately five per cent per annum, being an estimate of the long term, risk free, pre-tax cost of borrowing. Excluding the effects of future inflation, and before discounting, this provision is equivalent to some US$8.2 billion (2007: US$8.1 billion).

(d)	Some US$495 million (2007: US$214 million) of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental clean up expenditure includes the issue described in (e) below.

(e)	In 1995, Kennecott Utah Copper (‘KUC’) agreed with the US Environmental Protection Agency (‘EPA’) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue.

Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District were approved in 2004. KUC entered into a formal agreement with the EPA in 2007 on the remedial action. In September 2008, the EPA withdrew its proposal to list the Kennecott South Zone Site on the Superfund National Priorities List. This action recognises that soil clean up work is complete and that groundwater cleanup is adequately initiated and financial assurance is in place to assure completion of the work.

The provision was reduced by US$101 million in 2007 following a reassessment of the expected cost of remediation and the expected timing of the expenditure to reflect recent experience. The ultimate cost of remediation remains uncertain, being dependent on the responsiveness of the contamination to pumping and acid neutralisation.

(f)	Other provisions deal with a variety of issues and include US$103 million (2007 restated: US$163 million) relating to the Rio Tinto Alcan Foundation commitment in Canada, involving payments of C$200 million over a five year period.

30     Rio Tinto 2008 Full financial statements

28 SHARE CAPITAL – RIO TINTO PLC	2008	2007	2008	2007
	Number(m)	Number(m)	US$m	US$m

Issued and fully paid up share capital
At 1 January	1,071.80	1,071.49	172	172
Ordinary shares issued (a)	0.18	0.31	–	–
Own shares purchased and cancelled (b)	(67.88)	–	(12)	–

At 31 December	1,004.10	1,071.80	160	172

– Special Voting Share of 10p (d)	1 only	1 only
– DLC Dividend Share of 10p (d)	1 only	1 only
– shares repurchased and held in treasury (b)	5.91	74.55
– shares held by public	998.19	997.25

Shares held by public

At 1 January	997.25	1,023.67
Ordinary shares issued (a)	0.18	0.31
Shares reissued from treasury (b)	0.76	0.97
Shares repurchased and held in treasury	–	(27.70)

At 31 December	998.19	997.25

Unissued share capital
Ordinary shares of 10p each	417.13	349.43	63	51
Equalisation Share of 10p (d)	1 only	1 only	–	–

Total authorised share capital	1,421.23	1,421.23	223	223

(a)	183,714 Ordinary shares were issued, and 763,919 Ordinary shares reissued from treasury during the year resulting from the exercise of options under Rio Tinto plc employee share based payment plans with exercise prices between £8.09p and £35.57p per share (2007: 1,280,893 shares issued with exercise prices between £8.09p and £27.99p per share).

(b)	At the 2007 annual general meeting, the shareholders renewed the general authority for the Company to buy back up to ten per cent of its Ordinary shares of 10p each for a further period of 12 months. The share buyback programme was suspended on 12 July 2007 at the time the Alcan offer was announced. This authority was renewed at the 2008 annual general meeting. During the year to 31 December 2008, no shares were bought back and held in treasury (2007: 27,700,000 shares at an average buy back price of £30.05p per share). The total consideration paid in 2007 was US$1,648 million.

As part of the Group’s internal capital management programme, Rio Tinto undertook a series of transactions, whereby 67,880,000 shares held by Rio Tinto plc in treasury were sold to Rio Tinto Limited at market value, before being immediately repurchased by Rio Tinto plc for a nominal amount, pursuant to the share purchase approval granted by Rio Tinto plc shareholders at the 2008 Rio Tinto plc annual general meeting. The shares were then cancelled upon their repurchase by Rio Tinto plc.

(c)	The aggregate consideration received for new

shares issued during 2008 was US$6 million (2007: US$13 million). The aggregate consideration received for treasury shares reissued was US$25 million (2007: US$24 million).

(d)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.

(e)	Information relating to share options and other share based incentive schemes is given in note 48 on share based payments.

29 SHARE CAPITAL – RIO TINTO LIMITED	2008	2007	2008	2007
	Number(m)	Number(m)	US$m	US$m

Issued and fully paid up share capital
At 1 January	285.75	285.75	1,219	1,099
Adjustment on currency translation	–	–	(258)	120

At 31 December	285.75	285.75	961	1,219

– Share capital held by Rio Tinto plc	171.07	171.07
– Special Voting Share of 10p (c)	1 only	1 only
– DLC Dividend Share of 10p (c)	1 only	1 only

Total share capital (c)	456.82	456.82

(a)	The share buyback programme was suspended on 12 July 2007 at the time the Alcan acquisition was announced. This authority was renewed at the 2008 annual general meeting. No shares were bought back during the year to 31 December 2008 (2007: nil).

(b)	No new shares were issued during 2008 (2007: nil).

(c)	The ‘Special Voting Share’ was issued to facilitate

the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.

(d)	Share options exercised during the year to 31 December 2008 under various Rio Tinto Limited employee share option schemes were satisfied by the on-market purchase of Rio Tinto Limited shares by a third party on the Group’s behalf.

(e)	Information relating to share options and other share based incentive schemes is given in note 48 on share based payments.

Rio Tinto 2008 Full financial statements      31

Notes to the 2008 Full financial statements continued

30 CHANGES IN EQUITY, SHARE PREMIUM AND RESERVES				Restated
	Year ended 31 December 2008			Year ended 31 December 2007

	Attributable	Outside	Total	Attributable	Outside	Total
	to	interests		to	interests
	shareholders			shareholders
	of Rio Tinto			of Rio Tinto
Summary statement of changes in equity	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	24,772	1,521	26,293	18,232	1,153	19,385
Total recognised (loss)/income for the year	(2,165)	578	(1,587)	9,407	470	9,877
Dividends (note 10)	(1,933)	(348)	(2,281)	(1,507)	(164)	(1,671)
Own shares purchased from Rio Tinto shareholders:
– Under capital management programme	–	–	–	(1,372)	–	(1,372)
– To satisfy share options	(128)	–	(128)	(64)	–	(64)
Ordinary shares issued	31	–	31	37	–	37
Outside interests in acquired companies	–	–	–	–	24	24
Shares issued to outside interests	–	72	72	–	38	38
Employee share options charged to income statement	61	–	61	39	–	39

Closing balance	20,638	1,823	22,461	24,772	1,521	26,293

		Restated
	2008	2007
	Total	Total
	US$m	US$m

Share premium account
At 1 January	1,932	1,919
Premium on issues of ordinary shares	6	13
Premium on issue of own shares held in treasury, subsequently repurchased and cancelled	2,767	–

At 31 December	4,705	1,932

Retained earnings (a)
At 1 January	19,033	14,401
Parent and subsidiaries’ profit for the year	3,879	7,058
Equity accounted units’ retained (loss)/profit for the year	(203)	254
Actuarial (losses)/gains	(1,299)	135
Dividends	(1,933)	(1,507)
Own shares purchased from Rio Tinto shareholders under capital management programme	–	(1,372)
Employee share options charged to income statement	34	19
Own shares purchased and cancelled	(2,767)	–
Tax recognised directly in statement of recognised income and expense	365	21
Ordinary shares held in treasury, reissued to satisfy share options	25	24

At 31 December	17,134	19,033

32     Rio Tinto 2008 Full financial statements

30 CHANGES IN EQUITY, SHARE PREMIUM AND RESERVES continued	2008	2007
	Total	Total
	US$m	US$m

Capital redemption reserve (b)
At 1 January	–	–
Own shares purchased and cancelled	12	–

At 31 December	12	–

Hedging reserves (c)
At 1 January	(174)	(133)
Parent and subsidiaries’ net cash flow hedge fair value gains/(losses)	28	(197)
Equity accounted units’ cash flow hedge fair value gains/(losses)	3	(4)
Parent and subsidiaries’ net cash flow hedge losses transferred to the income statement	245	89
Tax on the above	(88)	71

At 31 December	14	(174)

Available for sale revaluation reserves (d)
At 1 January	57	31
(Losses)/gains on available for sale securities	(173)	49
Gains on available for sale securities transferred to the income statement	(1)	(16)
Tax on the above	10	(7)

At 31 December	(107)	57

Other reserves (e)
At 1 January	19	8
Own shares purchased from Rio Tinto shareholders to satisfy share options	(128)	(64)
Employee share options: value of services	27	20
Deferred tax on share options	(87)	55

At 31 December	(169)	19

Foreign currency translation reserve (f)
At 1 January	2,514	735
Currency translation adjustments	(4,468)	1,796
Exchange losses	(215)	(30)
Currency translation reclassified on disposal	(2)	–
Tax on exchange adjustments	99	13

At 31 December	(2,072)	2,514

Total other reserves per balance sheet	(2,322)	2,416

(a)	Retained profit and movements in reserves of subsidiaries include those arising from the Group’s share of proportionally consolidated units.

(b)	The capital redemption reserve was set up to comply with section 170 of the Companies Act 1985, when shares of a company are redeemed or purchased wholly out of the company’s profits. The amount at 31 December 2008 reflects the amount by which the Company’s issued share capital is diminished in accordance with section 162.

(c)	The hedging reserve records gains or losses on cash flow hedges that are recognised initially in equity, as described in note 1(p).

(d)	The available for sale revaluation reserves record fair value gains or losses relating to available for sale securities, as described in note 1(p).

(e)	Other reserves record the cumulative amount recognised in respect of options granted but not exercised to acquire shares in Rio Tinto Limited, less, where applicable, the cost of shares purchased to satisfy share options exercised. The estimated effect of unexercised options to acquire shares in Rio Tinto plc is recorded in retained earnings.

(f)	Exchange differences arising on the translation of the Group’s net investment in foreign controlled companies are taken to the foreign currency translation reserve, as described in note 1(d), (net of translation adjustments relating to Rio Tinto Limited share capital). The cumulative differences relating to an investment are transferred to the income statement when the investment is disposed of.

Rio Tinto 2008 Full financial statements      33

Notes to the 2008 Full financial statements continued

31 PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP)	2008	2007	2008	2007
	%	%	US$m	US$m

Sales revenue
Iron Ore	30.5	31.0	16,527	9,193
Energy & Minerals	19.4	23.9	10,539	7,096
Aluminium	42.2	23.9	22,939	7,105
Copper & Diamonds	7.8	21.1	4,227	6,258
Other	0.1	0.1	32	48

Consolidated sales revenue	100	100	54,264	29,700

Share of equity accounted units			3,801	3,818

Gross sales revenue			58,065	33,518

Consolidated profit before finance items and taxation
Iron Ore (c)	89.3	48.0	9,101	4,113
Energy & Minerals (c), (d)	42.9	15.3	4,375	1,309
Aluminium (c)	(61.0)	9.5	(6,219)	813
Copper & Diamonds (c), (d)	31.8	35.3	3,242	3,026
Exploration and evaluation not attributed to product groups	(1.5)	0.7	(158)	58
Other	(1.5)	(8.8)	(147)	(748)

Operating profit (segment result)	100	100	10,194	8,571

Share of profit after tax of equity accounted units
Copper & Diamonds			838	1,542
Other			201	42

Profit before finance items and taxation			11,233	10,155

Depreciation and amortisation (excluding share of equity accounted units)
Iron Ore	20.3	25.8	705	546
Energy & Minerals	16.5	24.9	573	527
Aluminium	45.5	21.5	1,582	455
Copper & Diamonds	15.0	25.1	522	531
Exploration and evaluation	0.1	0.2	2	4
Other	2.6	2.5	91	52

Product group total	100	100	3,475	2,115

(a)	The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS 14. The analysis deals with: the sales revenue, profit before finance costs and taxation, and depreciation and amortisation, for subsidiary companies and proportionally consolidated units. Inter-segment sales are insignficant. The amounts presented for each product group exclude equity accounted units, but include the amounts attributable to outside equity shareholders. The product groups are consistent with those identified in the financial information by business unit data included on pages 70 and 71. However, that information includes the results of equity accounted units and presents different financial measures. The Alcan businesses are included within the Aluminium product group except for Packaging which is classified as a discontinued operation and is held for sale at the year end. Dampier Salt was reclassified from the Energy & Minerals product group to the Iron Ore group, and accordingly information for 2007 has been reclassified.
(b)	As detailed below, the analysis of profit before finance costs and taxation includes the profit on disposal of interests in businesses (including investments) and impairment (charges)/reversals, which are excluded from Underlying earnings.
(c)	An analysis of net impairment (charges)/reversals reported in the operating income of each product group is shown below:

	2008	2007
	Total	Total
	US$m	US$m
	Pre-tax	Pre-tax

Impairment (charges)/reversals by product group
Iron Ore	(365)	–
Energy & Minerals	(94)	145
Aluminium	(7,341)	(9)
Copper & Diamonds	(205)	(194)
Other	(10)	–

	(8,015)	(58)

(d)	Of the US$2,231 million gain on disposal of businesses, US$2,166 million related to the Copper & Diamonds segment and US$65 million to the Energy & Minerals segment.

34     Rio Tinto 2008 Full financial statements

31 PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) continued				Restated
	2008	2007	2008	2007
	%	%	US$m	US$m

Segment assets (subsidiaries and proportionally consolidated units)
Iron Ore	17.8	16.2	13,386	13,634
Energy & Minerals	13.1	11.9	9,858	10,028
Aluminium	57.8	62.0	43,472	52,095
Copper & Diamonds	9.2	8.2	6,903	6,879
Other	2.1	1.7	1,581	1,353

Product group total	100	100	75,200	83,989

Equity accounted units (a)
Copper & Diamonds	30.2	30.6	1,684	1,873
Aluminium	67.0	66.5	3,733	4,074
Other	2.8	2.9	151	181

Total	100	100	5,568	6,128

Assets held for sale			5,325	7,024
Deferred tax assets			1,367	585
Current tax recoverable			626	353
Pension surpluses			160	705
Derivative assets			185	656
Cash and liquid resources			1,185	1,651

Total assets			89,616	101,091

(a)	The analysis of the Group’s investment in equity accounted units includes loans to equity accounted units, which are shown separately on the face of the balance sheet.

				Restated
	2008	2007	2008	2007
	%	%	US$m	US$m

Segment liabilities (subsidiaries and proportionally consolidated units)
Iron Ore	17.3	15.9	(2,574)	(2,358)
Energy & Minerals	17.7	14.2	(2,642)	(2,115)
Aluminium	47.5	51.4	(7,077)	(7,643)
Copper & Diamonds	12.7	12.2	(1,889)	(1,808)
Other	4.8	6.3	(724)	(932)

Product group total	100	100	(14,906)	(14,856)

Liabilities of disposal groups held for sale			(2,121)	(2,632)
Borrowings and bank overdrafts			(39,758)	(46,869)
Current tax payable			(1,892)	(837)
Deferred tax liabilities			(4,054)	(4,912)
Derivative liabilities			(711)	(1,379)
Provision for post retirement benefits			(3,713)	(3,313)

Total liabilities			(67,155)	(74,798)

					Restated
		2008	2007	2008	2007
		%	%	US$m	US$m

Capital additions (a)
Iron Ore		36.1	9.3	3,491	2,465
Energy & Minerals		19.3	4.5	1,868	1,198
Aluminium		25.2	81.9	2,436	21,591
Copper & Diamonds		15.7	2.8	1,515	726
Other		3.7	1.5	363	394

Total capital additions		100	100	9,673	26,374

	Note

Analysis of capital additions
Property, plant & equipment – cash expenditure				8,466	19,191
Capitalised closure costs and other provisions	13			393	293
Capitalised interest	13			203	122
Intangible assets – cash expenditure				108	6,561
Exploration & evaluation capitalised	12			–	203
Movement in payables for capital expenditure				503	4

Capital additions per above				9,673	26,374

(a)	Capital additions represent the total cost incurred during the period to acquire the non current assets shown above, measured on an accruals basis, in accordance with IAS 14. Capital additions include the relevant non current assets of the acquired companies at the date of acquisition.
These figures exclude capital additions of equity accounted units.

Rio Tinto 2008 Full financial statements      35

Notes to the 2008 Full financial statements continued
32  SECONDARY SEGMENTAL ANALYSIS (GEOGRAPHICAL)

	2008	2007	2008	2007
	%	%	US$m	US$m

Gross sales revenue by destination
North America (a)	22.4	22.6	12,984	7,582
Europe	24.3	19.8	14,127	6,641
Japan	15.2	16.8	8,825	5,633
China	18.6	18.0	10,803	6,021
Other Asia	11.3	12.2	6,584	4,105
Australia and New Zealand	3.2	5.6	1,877	1,892
Other	5.0	5.0	2,865	1,644

Total	100.0	100.0	58,065	33,518

Consolidated sales revenue by destination
North America (a)	23.5	24.5	12,751	7,262
Europe	24.0	20.3	13,025	6,027
Japan	15.1	16.9	8,206	5,012
China	18.7	18.0	10,134	5,342
Other Asia	11.0	10.9	5,990	3,238
Australia and New Zealand	3.5	6.0	1,876	1,771
Other	4.2	3.4	2,282	1,048

Total	100.0	100.0	54,264	29,700

Gross sales revenue by country of origin
North America (a)	28.5	29.8	16,570	9,992
Australia and New Zealand	42.5	45.5	24,652	15,243
South America	4.7	9.5	2,731	3,195
Africa	4.0	5.9	2,295	1,975
Indonesia	0.1	1.4	53	461
Europe and other countries	20.2	7.9	11,764	2,652

Total	100.0	100.0	58,065	33,518

	Restated		Restated
	Segment assets		Capital additions
	2008	2007	2008	2007
	US$m	US$m	US$m	US$m

Assets and capital additions by location (excluding equity accounted units)
North America (a)	34,904	39,310	2,599	13,770
Australia and New Zealand	26,059	28,212	5,426	6,301
South America	873	724	271	281
Africa	2,402	2,140	602	500
Indonesia	591	669	42	76
Europe	9,724	13,268	564	5,188
Other countries	807	371	169	258

	75,360	84,694	9,673	26,374
Investments in equity accounted units (b)
North America (a)	1,087	994
Australia and New Zealand	1,884	2,148
South America	1,240	1,498
Other countries	1,357	1,488

	5,568	6,128

Assets held for sale	5,325	7,024
Deferred tax assets	1,367	585
Current tax recoverable	626	353
Derivative assets	185	656
Cash and liquid resources	1,185	1,651

Total assets	89,616	101,091

(a)	The United States of America and Canada have been combined to form the ‘North America’ Geographical segment, having regard to the similarity of economic and political conditions in these countries.
(b)	This analysis of investments in equity accounted units represents the Group’s share of net assets plus loans to equity accounted units, which are shown separately on the face of the balance sheet.

36     Rio Tinto 2008 Full financial statements

33  FINANCIAL RISK MANAGEMENT
The Group’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management.
     Generally, the Group only sells commodities it has produced but may purchase commodities to satisfy customer contracts from time to time and to balance the loading on production facilities. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow. Rio Tinto Alcan adopted the Rio Tinto Group policy on trading and hedging from 1 January 2008.
     The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. Production of minerals is an important contributor to the Gross Domestic Products of Australia and Canada, countries in which the Group has a large presence. As a consequence, the Australian and Canadian currencies have historically tended to strengthen when commodity prices are high. In addition, the Group’s policy of borrowing primarily at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles. These natural hedges significantly reduce the necessity for using derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described below.
     Treasury operates as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls. Senior management is advised of corporate debt and currency, commodity and interest rate derivatives through a monthly reporting framework.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate and cross currency interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a predominantly floating rate obligation which is consistent with the Group’s interest and exchange rate policies, ie. primarily US dollar LIBOR. However, the group reserves the right to realise swap positions to take advantage of favourable market conditions and to manage counterparty credit risk. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     Derivative contracts are carried at fair value based on published quotations for the period for which a liquid active market exists. Beyond this period, Rio Tinto’s own assumptions are used.
(i)  Foreign exchange risk
Rio Tinto’s shareholders’ equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars and the Euro are the most important currencies (apart from the US dollar) influencing costs. In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A strengthening of the US dollar against the currencies in which the Group’s costs are partly determined has a positive effect on Rio Tinto’s Underlying earnings.
     Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, Canadian dollars and the Euro. This cash is held in order to meet short term operational and capital commitments and, for the Australian dollar, dividend payments. The Group finances its operations primarily in US dollars, either directly or using cross currency interest rate swaps. A substantial part of the Group’s US dollar debt is located in subsidiaries having a US dollar functional currency.
     However, certain US dollar debt and other financial assets and liabilities including intragroup balances are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the Group’s income statement except to the extent that they can be taken to equity under the Group’s accounting policy which is explained in note 1(d). Gains and losses on US dollar net debt and on intragroup balances are excluded from Underlying earnings. Other exchange gains and losses are included in Underlying earnings.
     As noted above, Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps, and/or interest rate swaps when required. These have the economic effect of converting fixed rate foreign currency borrowings to floating rate US dollar borrowings. See section B (d) of note 34 – Financial Instruments for the details of currency and interest rate contracts relating to borrowings.
     After taking into account relevant swap instruments, almost all of the Group’s net debt is either denominated in US dollars or in the functional currency of the entity holding the debt. The table below summarises the net debt by currency.

		Restated
	2008	2007
Net (debt)/funds by currency	US$m	US$m

United States dollar	(38,111)	(44,776)
Australian dollar	(351)	(256)
South African rand	52	103
UK sterling	(34)	(112)
Euro	(77)	(150)
Canadian dollar	(122)	(62)
Other	(29)	62

Total	(38,672)	(45,191)

Rio Tinto 2008 Full financial statements      37

Notes to the 2008 Full financial statements continued
33  FINANCIAL RISK MANAGEMENT continued
Currency hedging
Under normal market conditions, the Group does not generally believe that active currency hedging of transactions would provide long term benefits to shareholders. The Group reviews on a regular basis its exposure and reserves the right to enter into hedges to maintain financial stability. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board, typically hedging of capital expenditures and other significant financial items such as tax and dividends. There is a legacy of currency forward contracts used to hedge operating cash flow exposures which was acquired with Alcan and the North companies. Refer to section B ((a) to (d)) of note 34 – Financial Instruments for the currency forward and option contracts used to manage the currency risk exposures of the Group at 31 December 2008.
Foreign exchange sensitivity: Risks associated with exposure to financial instruments
The sensitivities below give the estimated effect of a ten per cent strengthening in the full year closing US dollar exchange rate on the value of financial instruments. The impact is expressed in terms of the effect on net earnings, Underlying earnings and equity, assuming that each exchange rate moves in isolation. The sensitivities are based on financial assets and liabilities held at 31 December 2008, where balances are not denominated in the functional currency of the subsidiary and exclude financial assets and liabilities held by equity accounted units. They also exclude exchange movements on local currency deferred tax balances and provisions. These balances will not remain constant throughout 2009, and therefore these numbers should be used with care.

At 31 December 2008 Gains/(losses) associated with 10% strengthening of the US dollar

	Closing	Effect on net	Of which	Impact directly
	exchange	earnings	amount	on equity
	rate		impacting
			underlying
			earnings
Functional currency	US cents	US$m	US$m	US$m

Australian dollar (a)	69	(27)	63	3
Canadian dollar	82	53	99	–
South African rand	11	13	19	–
Euro	141	239	18	–
New Zealand dollar	58	21	2	–

At 31 December 2007 Gains/(losses) associated with 10% strengthening of the US dollar

	Closing	Effect on net	Of which	Impact directly
	exchange	earnings	amount	on equity
	rate		impacting
			underlying
			earnings
Functional currency	US cents	US$m	US$m	US$m

Australian dollar (a)	88	204	99	(20)
Canadian dollar	101	149	53	–
South African rand	15	14	12	(4)
Euro	147	33	14	149
New Zealand dollar	78	(9)	3	–

(a)	The sensitivities show the net sensitivity of US$ exposures in A$ functional currency companies, for example, and A$ exposures in US$ functional currency companies.

(b)	The sensitivities indicate the effect of a ten per cent strengthening of the US dollar against each currency.

(c)	Rio Tinto Alcan Inc., which has a US functional
currency for accounting purposes, has a significant amount of US dollar denominated external and intragroup debt held in Canada and is taxed on a Canadian currency basis. The above sensitivities as at 31 December 2008 for a ten per cent strengthening of the US dollar do not include any tax benefit related to this debt because the capital losses generated would not be recognised. If the
US dollar weakened below 97 Canadian cents then tax charges would begin to be recognised at 15 per cent.

At 31 December 2007 tax charges would have begun to be recognised if the US dollar weakened below 97 Canadian cents. The sensitivities for both years incorporate the effect of an intragroup restructuring in January 2008.

(ii)  Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Rio Tinto’s interest rate management policy is generally to borrow and invest at floating interest rates. This approach is based on historical correlation between interest rates and commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. As noted above, Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps in order to convert fixed rate foreign currency borrowings to floating rate US dollar borrowings. The market value of these interest rate and cross currency interest rate swaps moves in alignment with the market and at times can act as alternative sources of funding. The Group reviews the positions on a regular basis and may act to either monetise in-the-money value or achieve lower costs of funding. See section B (d) of note 34 – Financial Instruments for the details of currency and interest rate contracts relating to borrowings. At the end of 2008, US$10.6 billion (2007: US$4.9 billion) of the Group’s debt was at fixed rates after taking into account interest rate swaps and finance leases.
     During December the Group unwound interest rate swaps with a principal of US$5.9 billion to take advantage of market conditions and generated approximately US$800 million in cash, of which US$90 million is included in the interest line in the cash flow statement. The funds were used to pay down debt. As a result of the unwinding of the swaps the ratio of fixed to floating rate debt moved to 73 per cent floating / 27 per cent fixed. If the swaps had remained in place the ratio would have been 88 per cent floating / 12 per cent fixed. The Group continues to maintain a preference for floating rate debt but will continue to actively manage its ratio of fixed to floating rate debt.
     A monthly Treasury report is provided to senior management which summarises corporate debt exposed to currency risks and, where applicable, the offsetting derivatives. See section B (d) of note 34 –Financial Instruments for the details of currency and interest rate contracts relating to borrowings. See note 22 – Borrowings for

38     Rio Tinto 2008 Full financial statements

33  FINANCIAL RISK MANAGEMENT continued
the details of debt outstanding at 31 December 2008.
     Based on the Group’s net debt and other floating rate financial instruments outstanding as at 31 December 2008, the effect on net earnings of a half percentage point increase in US dollar LIBOR interest rates, with all other variables held constant, would be a reduction of US$100 million (2007: US$158 million). These balances will not remain constant throughout 2009, however, and therefore these numbers should be used with care.
(iii)  Commodity price risk
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity base and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The Group may hedge certain commitments with some of its customers or suppliers. Details of commodity derivatives held at 31 December 2008 are set out in note 34 – Financial Instruments.
     Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange (LME) and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products including iron ore and coal are generally agreed annually or for longer periods with customers, although volume commitments vary by product.
     Certain products, predominantly copper concentrate, are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue on provisionally priced sales is recognised based on estimates of fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper for which there exists an active and freely traded commodity market such as the London Metal Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.
     The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.
     At the end of 2008, the Group had 183 million pounds of copper sales (2007: 270 million pounds) that were provisionally priced at US 133 cents per pound (2007: US
304 cents per pound). The final price of these sales will be determined during the first half of 2009. A ten per cent change in the price of copper realised on the provisionally priced sales would increase or reduce net earnings by US$15 million (2007: US$58 million).
Commodity price sensitivity: Risks associated with derivatives
The table below summarises the impact of changes in the market price on the following commodity derivatives including those aluminium forward and option contracts embedded in electricity purchase contracts outstanding at 31 December 2008, but excluding the impact of commodity and embedded derivatives held by equity accounted units. The impact is expressed in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price increases by ten per cent with all other variables held constant. The Group’s ‘own use contracts’ are excluded from the sensitivity analysis below as they are outside the scope of IAS 39. Such contracts to buy or sell non financial items can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the nonfinancial item in accordance with the business unit’s expected purchase, sale or usage requirements.
     These sensitivities should be used with care. The relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

At 31 December 2008

Gains/(losses) associated with 10% increase from year end price

	Effect on	Effect directly on
	net earnings	equity attributable
		to Rio Tinto
Products	US$m	US$m

Copper	–	(13)
Coal	–	(8)
Aluminium	21	(16)

Total	21	(37)

At 31 December 2007

Losses associated with 10% increase from year end price

	Effect on	Effect directly on
	net earnings	equity attributable
		to Rio Tinto
Products	US$m	US$m

Copper	–	(40)
Coal	–	(25)
Aluminium	(41)	(50)

Total	(41)	(115)

Rio Tinto 2008 Full financial statements      39

Notes to the 2008 Full financial statements continued
33  FINANCIAL RISK MANAGEMENT continued
(iv) Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.
Credit risks related to receivables
Customer credit risk is managed by each business unit subject to Rio Tinto’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. Where customers are rated by an independent credit rating agency, these ratings are used to set credit limits. In circumstances where no independent credit rating exists, the credit quality of the customer is assessed based on an extensive credit rating scorecard. Outstanding customer receivables are regularly monitored and any credit concerns highlighted to senior management. High risk shipments to major customers are generally covered by letters of credit or other forms of credit insurance.
     At 31 December 2008, the Group had approximately 86 customers (2007: 140 customers) that owed the Group more than US$5 million each and these balances accounted for approximately 75 per cent (2007: 81 per cent) of all receivables owing. There were 21 customers (2007: 33 customers) with balances greater than US$20 million accounting for just over 49 per cent (2007: 48 per cent) of total amounts receivable.
     The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned on page 46. The Group does not hold collateral as security for any trade receivables.
Credit risk related to financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by Group Treasury in accordance with a Board approved policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Rio Tinto Board on an annual basis, and may be updated throughout the year subject to approval of the Rio Tinto Finance Committee. The limits are set to minimise the concentration of risks and therefore mitigate the potential for financial loss through counterparty failure.
     No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments.
(v) Liquidity and Capital risk management
The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus funds attributable to outside equity shareholders plus net debt, and amounted to US$61 billion at 31 December 2008 (2007: US$71 billion).
     The Group’s over-riding objectives when managing capital are to safeguard the business as a going concern; to maximise returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure in order to provide a high degree of financial flexibility at the lowest cost of capital.
     The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. In December 2008, Moody’s downgraded the long-term ratings of the Group from A3 to Baa1 and S&P downgraded its long-term ratings from BBB+ to BBB and its short-term corporate credit ratings from A- 2 to A-3. Ratings agencies have retained a negative outlook in respect of their ratings. In the medium term the Group aims to restore its long term credit rating to a single A credit rating in order to enhance its ability to access the credit markets on more favourable terms.
     The Alcan acquisition was financed under syndicated bank facilities of up to US$40 billion at floating interest rates, of which US$38 billion was drawn down in connection with the acquisition. At 31 December 2008, US$28 billion was drawn down under the syndicated bank facilities. The syndicated bank facilities are split into two term facilities (Facilities A and D), which are fully drawn and two revolving facilities (Facilities B and C), which are available for utilisation until shortly before their respective maturity dates. Facility C may also be used as a swingline facility. Term Facility A was originally for an amount of US$15 billion, of which US$8.9 billion remained outstanding at 31 December 2008. The maturity date for Facility A was originally October 2008, but with an extension option to October 2009, which has been exercised. Revolving Facility B is for an amount of up to US$10 billion, of which US$9.1 billion was drawn at 31 December 2008. The maturity date for Facility B is October 2010. Revolving Facility C is for an amount of up to US$5 billion, all of which is undrawn. The maturity date for Facility C is December 2012. Term Facility D was originally for an amount of US$10 billion, the full amount of which remains outstanding at 31 December 2008. The maturity date for Facility D is December 2012. Advances under each Facility generally bear interest at rates per annum equal to the margin for that Facility plus LIBOR and any mandatory costs. Facilities A and B are subject to mandatory prepayment and cancellation to the extent of net proceeds received from disposals of assets and from the raising of funds through capital markets, subject to specified thresholds and conditions. Any such net proceeds must first be applied in prepayment of the amounts outstanding under Facility A. Further net proceeds would then be retained by the Group up to a corresponding and cancelled amount of any undrawn commitments under Facility B, and net proceeds beyond this cancellation would finally be applied in prepayment of any amounts outstanding under Facility B. The Group’s committed bank standby facilities contain no financial undertakings relating to interest cover and are not affected to any material extent by a reduction in the Group’s credit rating. The syndicated bank facilities also contain a financial covenant requiring the maintenance of a ratio of no greater than 4.5 times of net borrowings to EBITDA. A compliance certificate must be produced for this ratio on a semi annual basis. In addition the facility agreement contains restrictions on the Group, including that it be required to observe certain customary covenants including but not limited to (i) maintenance of authorisations; (ii) compliance with laws; (iii) change of business; (iv) negative pledge (subject to certain carve outs); (v) environmental laws and licences; and (vi) subsidiaries incurring financial indebtedness.
     The Group maintains backup liquidity for its commercial paper programme and other short term debt by way of committed bi-lateral bank facilities and syndicated credit facilities related to the US$40 billion Alcan acquisition facility. At 31 December 2008, the Group has available committed financing of US$5.0 billion under Alcan Facility C, US$0.9 billion under Facility B and US$2.2 billion unused committed bilateral banking facilities.
     The Group’s net debt as a percentage of total capital was 63 per cent at 31 December 2008, unchanged from 31 December 2007.
     Rio Tinto does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. Following the acquisition of Alcan, the Group has publicly stated an objective to reduce its net debt from current levels through a targeted asset divestment programme, capital restructurings and through operating cash flows to a level consistent with a solid investment grade credit rating. This policy is balanced against the desire to ensure efficiency in the debt/equity structure of the Group balance sheet in the longer term through proactive capital management programmes. On 10 December 2008, Rio Tinto announced certain key initiatives and commitments to reduce net debt by US$10 billion in 2009, including US$8.9 billion due in October 2009.
     In January 2009, Rio Tinto reached an agreement to sell its potash assets and Brazilian iron ore operation for

40     Rio Tinto 2008 Full financial statements

33  FINANCIAL RISK MANAGEMENT continued
US$1.6 billion. The sale of potash assets was completed on 5 February 2009 and the US$850 million cash proceeds have been used to pay down debt. The completion of the sale of the Brazilian iron ore assets, from which proceeds of US$750 million will be received, is subject to regulatory approvals which are expected during the second half of 2009.
     The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the balance sheet.

At 31 December 2008	Trade	Borrowings	Expected	Derivatives	Other	Total
	and other	before	future interest	related to	financial	financial
	payables	swaps	payments	net debt	liabilities	liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(5,478)	(10,079)	(1,375)	–	(414)	(17,346)
Between 1 and 2 years	–	(9,485)	(1,139)	(85)	(129)	(10,838)
Between 2 and 3 years	–	(417)	(914)	–	(130)	(1,461)
Between 3 and 4 years	–	(10,525)	(744)	–	(113)	(11,382)
Between 4 and 5 years	–	(3,112)	(486)	–	(106)	(3,704)
After 5 years	–	(5,760)	(3,366)	–	(123)	(9,249)

	(5,478)	(39,378)	(8,024)	(85)	(1,015)	(53,980)

Restated
At 31 December 2007	Trade	Borrowings	Expected	Derivatives	Other	Total
	and other	before	future interest	related to	financial	financial
	payables	swaps	payments	net debt	liabilities	liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(5,303)	(8,263)	(2,310)	(5)	(813)	(16,694)
Between 1 and 2 years	–	(10,628)	(1,862)	(4)	(309)	(12,803)
Between 2 and 3 years	–	(10,441)	(1,322)	(6)	(222)	(11,991)
Between 3 and 4 years	–	(37)	(892)	–	(190)	(1,119)
Between 4 and 5 years	–	(13,298)	(768)	–	(187)	(14,253)
After 5 years	–	(4,394)	(2,084)	–	(225)	(6,703)

	(5,303)	(47,061)	(9,238)	(15)	(1,946)	(63,563)

(a)	Interest payments have been projected using interest rates applicable at 31 December, including the impact of interest rate swap agreements, where appropriate.
(b)	Much of the debt is subject to variable interest rates. Future interest payments are therefore subject to change in line with market rates.

Rio Tinto 2008 Full financial statements      41

Notes to the 2008 Full financial statements continued
34  FINANCIAL INSTRUMENTS
Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and proportionally consolidated units, and excludes those of equity accounted units.
     The information is grouped in the following sections:
A – Financial assets and liabilities by categories
B – Derivative financial instruments
C – Fair values

(A) FINANCIAL ASSETS AND LIABILITIES BY CATEGORIES At 31 December 2008	Total	Loans and	Available	Held at	Other
		receivables	for sale	fair value	financial
			securities		assets and
					liabilities
	US$m	US$m	US$m	US$m	US$m

Financial Assets
Cash and cash equivalent assets (note 21)	1,181	1,181	–	–	–
Trade and other receivables (note 17) (a)	5,054	5,054	–	–	–
Equity shares and quoted funds (note 20)	261	–	261	–	–
Other investments, including loans (note 20)	480	480	–	–	–
Other liquid resources (note 20)	4	–	–	–	4
Currency and commodity contracts: designated as hedges (note 20)	98	–	–	–	98
Currency and commodity contracts: not designated as hedges (note 20)	87	–	–	87	–
Loans to equity accounted units including quasi equity loans	1,113	1,113	–	–	–

Total financial assets	8,278	7,828	261	87	102

Financial liabilities
Trade and other payables (note 25)(b)	(5,478)	–	–	–	(5,478)
Short term borrowings and bank overdrafts (note 21 and 22)	(10,034)	–	–	–	(10,034)
Medium and long term borrowings (note 22)	(29,724)	–	–	–	(29,724)
Deferred consideration (note 25)	(318)	–	–	–	(318)
Forward commodity contracts: designated as hedges (note 26)	(257)	–	–	–	(257)
Derivatives related to net debt (note 26)	(99)	–	–	(99)	–
Other derivatives and embedded derivatives not designated as hedges (note 26)	(355)	–	–	(355)	–
Other financial liabilities (note 26)	(37)	–	–	–	(37)

Total financial liabilities	(46,302)	–	–	(454)	(45,848)

Restated
At 31 December 2007	Total	Loans and	Available	Held at	Other
		receivables	for sale	fair value	financial
			securities		assets and
					liabilities
	US$m	US$m	US$m	US$m	US$ m

Financial Assets
Cash and cash equivalent assets (note 21)	1,645	1,645	–	–	–
Trade and other receivables (note 17) (a)	6,272	6,272	–	–	–
US Treasury bonds (note 20)	21	–	21	–	–
Equity shares and quoted funds (note 20)	374	–	374	–	–
Other investments, including loans (note 20)	563	563	–	–	–
Other liquid resources (note 20)	6	–	–	–	6
Currency and commodity contracts: designated as hedges (note 20)	134	–	–	–	134
Currency and commodity contracts: not designated as hedges (note 20)	480	–	–	480	–
Derivatives related to net debt (note 20)	42	–	–	42	–
Loans to equity accounted units including quasi equity loans	746	746	–	–	–

Total financial assets	10,283	9,226	395	522	140

Financial liabilities
Trade and other payables (note 25)(b)	(5,303)	–	–	–	(5,303)
Short term borrowings and bank overdrafts (note 21 and 22)	(8,213)	–	–	–	(8,213)
Medium and long term borrowings (note 22)	(38,656)	–	–	–	(38,656)
Deferred consideration (note 25)	(209)	–	–	–	(209)
Forward commodity contracts: designated as hedges (note 26)	(773)	–	–	–	(773)
Derivatives related to net debt (note 26)	(15)	–	–	(15)	–
Other derivatives and embedded derivatives not designated as hedges (note 26)	(591)	–	–	(591)	–
Other financial liabilities (note 26)	(49)	–	–	–	(49)

Total financial liabilities	(53,809)	–	–	(606)	(53,203)

(a)	This excludes pension surpluses, prepayment of tolling charges to jointly controlled entities and other prepayments and accrued income.
(b)	Trade and other payables includes trade creditors, amounts owed to equity accounted units, other creditors excluding deferred consideration shown separately and accruals.

42     Rio Tinto 2008 Full financial statements

34  FINANCIAL INSTRUMENTS continued
(B) DERIVATIVE FINANCIAL INSTRUMENTS
The Group’s derivatives, including embedded derivatives, as at 31 December 2008, are summarised below:
a) Forward contracts relating to operating transactions: designated as hedges

Assets (note 20)	Total fair	Total fair
	value	value
	2008	2007
Buy Australian dollar; sell US dollar	US$ m	US$m

Less than 1 year	7	34
Between 1 and 5 years	2	25

Total	9	59

Other currency forward contracts	12	2

Total currency forward contracts	21	61

The above currency forward contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar through forecast sales.

	Total fair	Total fair
	value	value
	2008	2007
Aluminium forward contracts	US$m	US$m

Less than 1 year	–	25

Total	–	25

Aluminium price exposures embedded in electricity purchase contracts

Less than 1 year	6	–

1 to 5 years	36	–

Total	42	–

Coal forward contracts

Less than 1 year	35	30

Between 1 and 5 years	–	8

Total	35	38

Total commodity forward contracts	77	63

Total assets related to forward contracts designated as hedges	98	124

The above aluminium forward contracts are net metal sales derivative contracts which are primarily hedging cashflow exposures associated with underlying variable third party metal sales contracts. These derivatives reduce the Group’s exposure to movements in the aluminium price. Coal commodity contracts have been entered into in order to reduce exposure to movements in the coal price.

Liabilities (note 26)	Total fair	Total fair
	value	value
	2008	2007
Copper forward contracts	US$m	US$m

Less than 1 year	(34)	(153)
Between 1 and 5 years	(146)	(344)
More than 5 years	–	(34)

Total	(180)	(531)

Coal (API #2) forward contracts

Less than 1 year	(18)	(83)
Between 1 and 5 years	(4)	(39)

Total	(22)	(122)

Coal (GC NewC) forward contracts

Less than 1 year	(31)	(25)
Between 1 and 5 years	–	(9)

Total	(31)	(34)

Aluminium forward contracts embedded In electricity purchase contracts	–	(26)
Other commodity contracts	–	(3)

Total liabilities related to forward contracts designated as hedges	(233)	(716)

The above copper forward contracts were entered into as a condition of the refinancing of Palabora in 2005, and reduce the Group’s exposure to movements in the copper price. Coal forward contracts have been entered into in order to reduce exposure to movements in the coal price.
     Aluminium price exposures are embedded within certain aluminium smelter electricity purchase contracts. These contracts reduce the Group’s exposure to movements in the aluminium price.
Rio Tinto 2008 Full financial statements      43

Notes to the 2008 Full financial statements continued
34  FINANCIAL INSTRUMENTS continued
b) Options relating to operating transactions: designated as hedges

Assets (note 20)	Total fair	Total fair
	value	value
	2008	2007
Bought A$ call options	US$m	US$m

Less than 1 year	–	10
Between 1 and 5 years	–	–

Total	–	10

The above currency option contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar through forecast sales.

Liabilities (note 26)	Total fair	Total fair
	value	value
	2008	2007
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	(1)	(7)
Between 1 and 5 years	(23)	(50)

Total	(24)	(57)

Embedded options exist within an electricity purchase contract for a smelter. These derivatives reduce the Group’s exposure to movements in the aluminium price. A number of put and call options were combined to form synthetic forward contracts that were designated as hedges of variable priced aluminium sales.

Reconciliation to Balance Sheet categories for derivatives designated as hedges	2008	2007
	US$m	US$m

– non-current assets (note 20)	38	34
– current assets (note 20)	60	100

– current liabilities (note 26)	(84)	(283)
– non-current liabilities (note 26)	(173)	(490)

Total derivatives designated as hedges, detailed above	(159)	(639)

The hedged forecast transactions denominated in foreign currencies and the hedged commodity purchase or sales contracts are expected to occur in line with the maturity dates of the derivatives hedging these particular exposures. Gains and losses recognised in equity for these cash flow hedges will be recycled into the income statement in the period during which the hedged transaction affects the income statement. Where the hedged transaction relates to capital expenditures, the gain or loss on the derivative will be recognised in the income statement within ‘depreciation’ as the fixed asset is amortised.
     Gains and losses recognised in the hedging reserve in equity, net of tax and outside interests, for the year to 31 December 2008, comprised cash flow hedge fair value gains of US$20 million including equity accounted units (2007: losses of US$102 million) and net cash flow hedge losses reclassified from equity and included in the income statement for the period amounted to US$168 million (2007: US$61 million).
     The ineffective portion arising from cash flow hedges recognised in the income statement was US$6 million (2007: US$(1) million).
c) Forward and option contracts relating to operating transactions: not designated as hedges
Assets

Forward contracts	Total fair	Total fair
	value	value
	2008	2007
Buy New Zealand dollar; sell US dollar	US$m	US$m

Less than 1 year	15	40
Between 1 and 5 years	15	63

Total	30	103

The above currency forward contracts relating to the New Zealand dollar were taken out to manage exposures impacting on operating costs.

	Total fair	Total fair
	value	value
	2008	2007
Aluminium forward contracts	US$m	US$m

Less than 1 year	–	225
Between 1 and 5 years	–	17

Total	–	242

The above aluminium forward contracts (acquired with Alcan) were taken out to manage exposure to movements in the aluminium price. These contracts are not designated as hedges as they are predominantly offset by other aluminium forward contracts.
44     Rio Tinto 2008 Full financial statements

34  FINANCIAL INSTRUMENTS continued

	Total fair	Total fair
	value	value
	2008	2007
	US$m	US$m

Buy EUR; sell USD Less than 1 year	–	7
Buy GBP; sell USD Less than 1 year	–	1

Total	–	8

Option contracts	Total fair	Total fair
	value	value
	2008	2007
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	1	11
Between 1 and 5 years	26	56
More than 5 years	18	17

Total	45	84

The above aluminium options embedded in electricity purchase contracts reduce exposure to movements in the aluminium price.

Others:
Other embedded derivatives	6	13
Other commodity contracts	2	5
Other currency forward contracts and swaps	4	5
Other option contracts	–	20

Total assets relating to derivatives not designated as hedges (note 20)	87	480

Liabilities

Forward contracts	Total fair	Total fair
	value	value
	2008	2007
Aluminium forward contracts	US$m	US$m

Less than 1 year	(158)	(212)
Between 1 and 5 years	(7)	(16)

Total	(165)	(228)

The above aluminium forward contracts were taken out to manage exposure to movements in the aluminium price. These contracts are not designated as hedges as they are predominantly offset by other aluminium forward contracts.

	Total fair	Restated
	value	Total fair
		value
	2008	2007
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	(10)	(53)
Between 1 and 5 years	(79)	(201)
More than 5 years	(73)	(68)

Total	(162)	(322)

The above aluminium options embedded in electricity purchase contracts reduce exposure to movements in the aluminium price.

Others:
Other currency derivative contracts	(3)	(5)
Other embedded derivatives	(20)	(26)
Other commodity contracts	(5)	(5)
Other derivatives	–	(5)

Total liabilities relating to derivatives not designated as hedges (note 26)	(355)	(591)

Rio Tinto 2008 Full financial statements      45

Notes to the 2008 Full financial statements continued
34  FINANCIAL INSTRUMENTS continued

d) Currency and interest contracts relating to borrowings		Restated
	Total fair	Total fair
	value	value
Liabilities	2008	2007
	US$m	US$m

Buy Japanese yen: sell US dollar

Less than 1 year	–	(1)

Buy US dollar: sell GBP

1 to 5 years	(95)	–

Other currency swaps	(4)	(6)

Total currency swaps	(99)	(7)

– designated as fair value hedges	(99)	(7)
– not designated as hedges	–	–

Interest contracts relating to borrowings: assets	–	42
Interest contracts relating to borrowings: liabilities	–	(8)

Total derivatives related to net debt	(99)	27

Reconciliation to Balance Sheet categories for currency and interest derivatives	2008	2007
	US$m	US$m

– non-current assets (note 20)	–	3
– current assets (note 20)	–	39

– current liabilities (note 26)	(4)	(9)
– non-current liabilities (note 26)	(95)	(6)

Total currency and interest rate contracts, detailed above	(99)	27

These currency contracts are used to swap the non US dollar denominated external debt to USD floating. The interest rate contracts are used to convert certain fixed rate obligations to a floating rate.
     The ineffective portion arising from fair value hedges recognised in the income statement was to US$91 million (2007: US$1 million). These relate to interest rate swaps unwound during the year with a principal of US$5.9 billion which were de-designated as hedges ahead of the unwind.
(C)  FAIR VALUES
The carrying values and the fair values of Rio Tinto’s financial instruments, other than trade and other receivables and payables, at 31 December are shown in the following table. The fair values of the Group’s cash, short term borrowings and loans to jointly controlled entities and associates approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest.

			Restated
	31 December 2008		31 December 2007
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	US$m	US$m	US$m	US$m

Primary financial instruments held or issued to finance the Group’s operations
US Treasury bonds (note 20)	–	–	21	21
Equity shares and quoted funds (note 20)	261	261	374	374
Other investments, including loans (note 20)	480	480	563	563
Cash and cash equivalent assets (note 21)	1,181	1,181	1,645	1,645
Other liquid resources (note 20)	4	4	6	6
Short term borrowings and bank overdrafts (notes 21 and 22)	(10,034)	(10,059)	(8,213)	(8,225)
Medium and long term borrowings (note 22)	(29,724)	(29,752)	(38,656)	(38,669)
Loans to equity accounted units including quasi equity	1,113	1,113	746	746
Deferred consideration (note 25)	(318)	(318)	(209)	(209)
Other financial liabilities (note 26)	(37)	(37)	(49)	(49)

	(37,074)	(37,127)	(43,772)	(43,797)

Derivatives:
Forward contracts: cash flow hedge (Section B (a) of note 34)	(135)	(135)	(592)	(592)
Option contracts: cash flow hedge (Section B (b) of note 34)	(24)	(24)	(47)	(47)
Forward contracts and option contracts not designated (Section B (c) of note 34)	(268)	(268)	(111)	(111)
Currency swaps hedging borrowings (Section B (d) of note 34)	(99)	(99)	(7)	(7)
Interest rate swap agreements (Section B (d) of note 34)	–	–	34	34

	(37,600)	(37,653)	(44,495)	(44,520)

46     Rio Tinto 2008 Full financial statements

35  CONTINGENT LIABILITIES AND COMMITMENTS

	2008	2007
	US$m	US$m

Capital commitments (excluding those related to joint ventures and associates)
Contracted capital expenditure: property, plant and equipment (a)	3,247	2,857
Other commitments	18	75

Capital commitments relating to joint ventures and associates (b)
Capital commitments incurred by the Group	376	238
Capital commitments incurred jointly with other venturers (Rio Tinto share)	713	808

Operating leases
The aggregate amount of minimum lease payments under non cancellable operating leases are as follows:

	2008	2007
	US$m	US$m

Within 1 year	336	283
Between 1 and 5 years	910	985
After 5 years	315	514

	1,561	1,782

Unconditional purchase obligations
The aggregate amount of future payment commitments for the next 5 years under unconditional purchase obligations outstanding at 31 December was:

	2008	2007
	US$m	US$m

Within 1 year	1,245	1,525
Between 1 and 2 years	870	814
Between 2 and 3 years	773	757
Between 3 and 4 years	648	561
Between 4 and 5 years	505	518

	4,041	4,175

Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The above table excludes payment commitments after 5 years. The future payment commitments set out above have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements.

	2008	2007
	US$m	US$m

Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	329	235

Contingent liabilities relating to joint ventures and associates (b)
Share of contingent liabilities of joint ventures and associates	5	6
Incurred in relation to interests in joint ventures	187	435
Incurred in relation to other venturers’ contingent liabilities	67	63

(a)	The Group’s commitment to reduce capital expenditure in 2009 has resulted in capital projects being slowed or deferred. As a result US$472 million of capital commitment contracts, relating to 2009, have been cancelled subsequent to balance sheet date. However, these contracts or equivalent contracts may be renegotiated should the transaction with Chinalco be approved (see note 47).

(b)	Amounts disclosed include those arising as a result of the Group’s investments in both jointly controlled assets and jointly controlled entities.

(c)	The disagreement with the Australian tax office relating to certain transactions undertaken in 1997 to acquire franking credits was settled on 14 June 2007, resulting in an additional tax charge of US$46 million for the year to 31 December 2007.

(d)	There are a number of legal claims currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

36  AVERAGE NUMBER OF EMPLOYEES

	Subsidiaries and proportionally		Equity accounted units		Group Total
	consolidated units		(Rio Tinto share) (a)
	2008	2007	2008	2007	2008	2007

The principal locations of employment were:
Australia and New Zealand	17,875	14,065	2,471	2,289	20,346	16,354
North America	23,167	13,363	370	376	23,537	13,739
Africa	6,329	5,548	1,980	585	8,309	6,133
Europe	16,909	4,623	520	367	17,429	4,990
South America	2,909	1,348	1,116	905	4,025	2,253
Indonesia	2,206	2,125	–	–	2,206	2,125
Other countries	942	286	605	117	1,547	403
Discontinued operations	28,386	5,680	–	–	28,386	5,680

	98,723	47,038	7,062	4,639	105,785	51,677

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for proportionally consolidated and equity accounted units are proportional to the Group’s interest. Average employee numbers include a part year effect for companies acquired or disposed of during the year. Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers. People employed by contractors are not included. Rio Tinto Alcan’s employees in 2007 are shown on a pro rata basis.

Rio Tinto 2008 Full financial statements      47

Notes to the 2008 Full financial statements continued
37  PRINCIPAL SUBSIDIARIES
At 31 December 2008

Company and country of incorporation/operation	Principal activities	Class of	Proportion		Group
		shares held	of class held		interest
			%		%

Australia
Argyle Diamond Mines	Mining and processing of diamonds	(a)	100		100
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71		75.71
Dampier Salt Limited	Salt production	Ordinary	68.40		68.40
Energy Resources of Australia Limited	Uranium mining	Class A	68.39		68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100		100
Queensland Coal Pty Limited (b)	Coal mining	Ordinary	100		100
Rio Tinto Aluminium (Holdings) Limited	Bauxite mining; alumina production; primary aluminium smelting	Ordinary	100		100

Canada
Iron Ore Company of Canada Inc.	Iron ore mining; iron ore pellets	Series A & E	58.72		58.72
QIT-Fer et Titane Inc.	Titanium dioxide feedstock; high	Common shares	100		100
	purity iron and steel	Class B preference shares	100		100
Rio Tinto Alcan Inc. (c)	Bauxite mining; alumina refining; production of specialty alumina; aluminium smelting, manufacturing and recycling; engineered products; flexible and specialty packaging	Common shares	100		100

France
Talc de Luzenac France S.A.	Mining, refining and marketing of talc	E 15.25	100		100

Indonesia
P.T. Kelian Equatorial Mining	Gold mining (now in close down phase)	Ordinary US$1	90		90

Namibia
Rössing Uranium Limited (d)	Uranium mining	B N$1	71.16	}	68.58
		C N10c	70.59

Papua New Guinea
Bougainville Copper Limited (e)	Copper and gold mining	Ordinary 1 Kina	53.58		53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	72.03		57.67
Richards Bay Iron and Titanium (Pty) Limited	Titanium dioxide feedstock; high purity iron	R1	50.50		50

United States of America
Kennecott Holdings Corporation	Copper and gold mining, smelting	Common US$0.01	100		100
(including Kennecott Utah Copper, Kennecott Minerals, Kennecott Land and Kennecott Exploration)	and refining, land development and exploration activities
Rio Tinto Energy America Inc.	Coal mining	Common US$0.01	100		100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$1	100		100

(a)	This entity is unincorporated.

(b)	Queensland Coal Pty Limited is the main legal entity that owns the shares shown in note 40 of Hail Creek, Blair Athol and Kestrel.

(c)	On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42 per cent interest in the issued share capital of Alcan Inc. The remaining 20.58 per cent was acquired by 14 November 2007. See note 41.
(d)	The Group’s shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of Board control.

(e)	The results of Bougainville Copper Limited are not consolidated. See note 46.

(f)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.

(g)	The Group’s principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(h)	Companies operate mainly in the countries in which they are incorporated.

48     Rio Tinto 2008 Full financial statements

38  PRINCIPAL JOINTLY CONTROLLED ENTITIES
At 31 December 2008

Company and country of incorporation/operation	Principal activities	Number of	Class of	Proportion		Group
		shares held	shares held	of class held		interest
				%		%

Australia
Boyne Smelters Limited (g)	Aluminium smelting	153,679,560	Ordinary	59.4		59.4
Leichhardt Coal Pty Limited (b)	Coal mining	20,115,000	Ordinary	44.7		44.7
Queensland Alumina Limited (g)	Alumina production	1,769,600	Ordinary	80		80

Chile
Minera Escondida Limitada (c)	Copper mining and refining			30		30

China
Alcan Ningxia Aluminium Company Limited (h)	Aluminium smelting, alloy production, aluminium product manufacture	459,500,000	RMBY	50		50

New Zealand
New Zealand Aluminium Smelters Limited (g)	Aluminium smelting	24,998,400	Ordinary	79.36		79.36

Norway
Sor-Norge Aluminium A.S.	Aluminium smelting	500,000	Ordinary	50		50

Oman
Sohar Aluminium Company L.L.C.	Aluminium smelting/power generation	37,500	OMR1	20		20

United Kingdom
Anglesey Aluminium Metal Limited (g)	Aluminium smelting	13,387,500	Ordinary £1	51		51
Hydrogen Energy	Alternative energy	1,187,500	Ordinary £1	50		50

United States of America
Decker Coal Company	Coal mining	(d)	(d)	(d)		50
Halco (Mining) Inc.	(e)	4,500	Common	45		45
Pechiney Reynolds Quebec Inc.	(f)	100	Common	50	}	50.3
		1	Preferred	100

(a)	The Group has joint control of the above operations which, except as disclosed in note (d) below, are independent legal entities. It therefore includes them in its accounts using the equity accounting method.

(b)	Leichhardt has a 31.4 per cent interest in the Blair Athol joint venture. As a result, the Group has a further beneficial interest of 14 per cent in addition to its direct interest of 57.2 per cent, which is owned via a subsidiary of Rio Tinto Limited. The Blair Athol joint venture is disclosed as a jointly controlled asset in note 40.

(c)	The year end of Minera Escondida Limitada is 30 June. However, the amounts included in the consolidated financial statements of Rio Tinto are based on accounts of Minera Escondida Limitada that are coterminous with those of the Group.

(d)	This operation is unincorporated. The joint venture agreement creates an arrangement that is similar in form to a partnership, and it is therefore classified as a jointly controlled entity.

(e)	Halco has a 51 per cent indirect interest in Compagnie des Bauxites de Guinée, a bauxite mine, the core assets of which are located in Guinea.

(f)	Pechiney Reynolds Quebec has a 50.1 per cent interest in the Aluminerie de Becancour aluminium smelter, which is located in Canada.

(g)	While the Group holds more than a 50 per cent interest in these entities, other participants have veto rights over operating, financing and strategic decision making. Accordingly, the Group does not have the ability to unilaterally control, and therefore does not consolidate these entities.

(h)	In January 2009 the Group’s interest in Alcan Ningxia was sold for a gross cash consideration of US$125 million.

(i)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those jointly controlled entities that have a more significant impact on the profit or operating assets of the Group.

(j)	The Group’s principal jointly controlled entities are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(k)	With the exception of (e) and (f) above, all jointly controlled entities operate mainly in the countries in which they are incorporated.

Rio Tinto 2008 Full financial statements      49

Notes to the 2008 Full financial statements continued
39  PRINCIPAL ASSOCIATES
At 31 December 2008

Company and country of incorporation/operation	Principal activities	Number of	Class of	Proportion		Group
		shares held	shares held	of class held		interest
				%		%

Brazil
Mineração Rio do Norte SA (a)	Bauxite mining	25,000,000	Ordinary	12.5	}	12
		47,000,000	Preferred	11.8

Cameroon
Compagnie Camerounaise de l’Aluminum	Aluminium smelting	1,623,127	XAF	46.7		46.7

Canada
Ivanhoe Mines Ltd (b)	Copper and gold mining	37,333,655	Common	9.95		9.95

South Africa
Tisand (Pty) Limited	Ilmenite, rutile and zircon mining	7,353,675	R1	49		50

(a)	Mineração Rio do Norte SA is accounted for as an associated company because the Group has significant influence through representation on its Board of Directors.

(b)	Ivanhoe Mines Ltd is accounted for as an associated company because the Group has significant influence through representation on its Board of Directors and participation in the technical committee that will be responsible for its Oyu Tolgoi project. Rio Tinto has the ability to increase progressively its stake to 43 per cent over the next four years at predetermined prices involving an additional investment of US$1.5 billion.

(c)	On 5 March 2008, the Group completed the sale of its interest in the Cortez gold mine (previously in the Copper product group) for a sales price which included cash consideration of US$1,695 million. The Group will benefit from a deferred bonus payment in the event of a significant discovery of additional reserves and resources at the Cortez mine and also will retain a contingent royalty interest in the future production of the property. See note 41.

(d)	The Group’s principal associates are held by
intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(e)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those associates that have a more significant impact on the profit or operating assets of the Group.

(f)	With the exception of Ivanhoe Mines Ltd, the core assets of which are located in Mongolia, all associates operate mainly in the countries in which they are incorporated.

40  PRINCIPAL JOINTLY CONTROLLED ASSETS AND OTHER PROPORTIONALLY CONSOLIDATED UNITS
At 31 December 2008

Name and country of operation	Principal activities	Group
		interest
		%

Australia
Tomago Aluminium Joint Venture	Aluminium smelting	51.6
Bengalla (b)	Coal mining	30.3
Blair Athol Coal (c)	Coal mining	71.2
Hail Creek	Coal mining	82
Kestrel	Coal mining	80
Mount Thorley (d)	Coal mining	60.6
Warkworth	Coal mining	42.1
Northparkes Mine	Copper/gold mining and processing	80
Gladstone Power Station	Power generation	42.1
Robe River Iron Associates	Iron ore mining	53
Hope Downs Joint Venture	Iron ore mining	50
HIsmelt®	Iron technology	60

Brazil
Consórcio de Alumínio Maranhão	Alumina production	10

Canada
Diavik	Mining and processing of diamonds	60

Indonesia
Grasberg expansion	Copper and gold mining	40

(a)	The Group comprises a large number of operations, and it is not practical to include all of them in this list. The list therefore only includes those proportionally consolidated units that have a more significant impact on the profit or operating assets of the Group.

(b)	The Group owns a 40 per cent interest in Bengalla through its 75.71 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 30.3 per cent.
(c)	The Group has a direct interest of 57.2 per cent in Blair Athol Coal, and an additional 14 per cent interest through its investment in Leichhardt Coal Pty Limited, which is disclosed as a jointly controlled entity in note 38.

(d)	The Group owns an 80 per cent interest in Mount Thorley through its 75.71 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 60.6 per cent.

(e)	On 16 April 2008, the Group completed the sale of
its joint venture interest in the Greens Creek mine to Hecla Mining Company. Greens Creek, which mines silver, gold, zinc and lead, was previously part of the Copper product group. The sale price was US$750 million, comprising a cash component of US$700 million with the balance in the common stock of Hecla Mining Company. See note 41.

(f)	The Group’s proportionally consolidated units are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

50     Rio Tinto 2008 Full financial statements

41  PURCHASES AND SALES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES
2008 Acquisitions
There were no significant acquisitions in 2008.
2007 Acquisitions
Alcan acquisition
On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42 per cent interest in the issued share capital of Alcan Inc. The remaining 20.58 per cent was acquired by 14 November 2007. The total purchase price to acquire Alcan Inc. amounted to US$38.7 billion, which comprised US$38.5 billion of cash and US$0.2 billion of liabilities assumed.
     Alcan Inc. is the parent company of an international group of companies involved in bauxite mining, alumina refining, aluminium smelting, engineered products, flexible and specialty packaging, as well as related research and development.
     At the date of acquisition the Group decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’. Following a company wide strategic review of the combined Rio Tinto and Alcan assets, on
26 November 2007 the intention to divest the Engineered Products business was announced.
     In accordance with IFRS 3 ‘Business Combinations’, the provisional price allocations at acquisition have been revised to reflect revisions to fair values determined during the 12 months after acquisition, as shown in the table below. The allocation of the cost of the acquisition was based on the advice of expert valuers.

At 23 October 2007	Provisional	Further	Final
	fair value	adjustments	fair value
	to Group		to Group
	US$m	US$m	US$m

Intangible assets	7,467	(1,106)	6,361
Property, plant & equipment	18,282	(3,679)	14,603
Equity method investments	4,185	(1,294)	2,891
Inventories	2,856	15	2,871
Assets held for sale	6,984	–	6,984
Cash	991	–	991
Deferred tax assets	228	–	228
Other assets	4,584	156	4,740
Loans and borrowings	(5,465)	(42)	(5,507)
Liabilities of disposal groups held for sale	(2,642)	–	(2,642)
Deferred tax liabilities	(4,182)	1,574	(2,608)
Provisions for liabilities and charges	(4,638)	(1,083)	(5,721)
Other liabilities	(4,476)	(180)	(4,656)
Minority interest	(55)	31	(24)
Goodwill	14,533	5,608	20,141

Net attributable assets including goodwill	38,652	–	38,652

Total consideration:
Cost of shares			37,996
Acquisition costs			74
Liabilities assumed			132
Loans to acquired subsidiary			450

Total consideration – Alcan			38,652

Other subsidiaries and equity accounted units acquired			54

Total consideration			38,706

Cash outflow on acquisitions:
Total consideration			38,706
Net cash of acquired companies			(991)
Liabilities assumed			(132)
Other (including disposal proceeds of US$13 million)			(57)

Net acquisitions per cash flow statement			37,526

Rio Tinto 2008 Full financial statements      51

Notes to the 2008 Full financial statements continued
41  PURCHASES AND SALES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES continued

In accordance with the requirements of IFRS 3, the Group balance sheet as at acquisition has been restated to incorporate the final fair values above. No amendment has been made to the Group income statement for 2007 to take into account the revised depreciation, amortisation and amortisation of discount related to provisions as the effect was not material. Accordingly, the income statement effect has been recorded in 2008 and the further adjustments above also impact the Group balance sheet as at 31 December 2007.
     The main adjustments to the provisional fair values relate to:
–	The fair value of the Engineered Products business was reduced based on a further assessment of the amount for which such businesses could be sold at the date of the acquisition.

–	The fair value attributed to the facilities within Bauxite & Alumina was reduced based on further analysis of the operating capability of related expansion projects.

–	Provisions for environmental clean up
and closure obligations were increased following a detailed assessment of the costs and timing of closure of smelters, refineries and mines. The timing of closure was assessed having regard to the prospects for continued access to economic sources of power beyond the term of existing contracts.

–	The value attributed to water rights in Canada was reduced after a further assessment of the capital investment, which will be required to benefit from these sources of hydro-electric power.
From the date of acquisition to 31 December 2007, Alcan’s sales revenue of US$3,544 million (excluding equity accounted units) and profit after tax of US$293 million attributable to continuing operations were included in the Groups 2007 income statement.
     The following pro forma summary presents the Group as if Alcan Inc. had been acquired on 1 January 2007. The pro forma information includes the results of the acquired group, recognising the depreciation and amortisation of the final fair values attributed to the assets acquired and the interest expense on debt incurred as a result of the acquisition. The pro forma interest charge for the whole of 2007 on the acquisition debt has been based on the one month LIBOR rate as at 31 December 2007, of 4.6 per cent. Pro forma profit for the year also includes the tax effects on foreign exchange gains and losses relating to third party and intercompany debt, which would have resulted from the strengthening of the Canadian dollar during 2007. The pro forma information has been adjusted to reflect the effects of incorporating the final fair values noted above. It does not take account of synergies anticipated as a result of the acquisition; but includes non recurring costs borne by Alcan Inc. relating to the acquisition and suffers the costs of financing assets held for sale. The pro forma information does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

31 December
2007
US$m

Consolidated sales revenue	45,590
Profit for the year (including amounts attributable to outside equity shareholders)	7,473

2008 Disposals

Name of operation	Location	Principal activities	Ownership	Date of
			disposed of	disposal
			(%)

Principal associates
Cortez	USA	Gold mining	40	5 March 2008

Jointly controlled assets
Greens Creek	USA	Silver, gold, zinc and lead mining	70.3	16 April 2008

(a)	The aggregate profit on disposal of interests in businesses (including investments) in 2008 was US$2,231 million (US$1,470 million net of tax).
These gains have been excluded from Underlying earnings, as shown in note 2.

(b)	The Cash flow statement includes the following relating to acquisitions and disposals of interests in businesses:
– US$2,563 million in ‘Net disposals/(acquisitions) of subsidiaries, joint ventures & associates’, comprising US$2,572 million in disposal proceeds, net of US$9 million paid for acquisitions. In accordance with IAS 7, these proceeds were stated net of US$5 million cash and cash equivalents transferred on sale of subsidiaries.

(c)	Non cash disposal proceeds of US$88 million were received during the year.

2007 Disposals There were no significant disposals in 2007.

52     Rio Tinto 2008 Full financial statements

42  DIRECTORS’ AND KEY MANAGEMENT REMUNERATION
Aggregate remuneration, calculated in accordance with the Companies Act 1985, of the directors of the parent companies was as follows:

	2008	2007
	US$'000	US$'000

Emoluments	10,620	11,103
Long term incentive plans	2,647	9,573

	13,267	20,676

Pension contributions: defined contribution plans	338	130

The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$13,214,000 (2007: US$13,678,000). The aggregate pension contribution to defined contribution plans was US$338,000 (2007: US$56,000).
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$391,000 (2007: US$7,128,500). The aggregate pension contribution to defined contribution plans was nil (2007: US$74,000 to defined contribution plans).
     During 2008, two directors (2007: three) accrued retirement benefits under defined benefit arrangements, and one director (2007: one) accrued retirement benefits under defined contribution arrangements.
     Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.
     More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 152 to 157 of the 2008 Annual report.
     Aggregate compensation, representing the expense recognised under EU IFRS, of the Group’s key management, including directors, was as follows:

	2008	2007
	US$'000	US$'000

Short term employee benefits and costs	21,086	25,826
Post employment benefits	3,664	4,480
Other long term benefits	–	2,537
Termination benefits	–	817
Share based payments	(5,360)	41,540

	19,390	75,200

The figures shown above include employment costs which comprise of social security and accident premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$1,389,000 (2007: US$2,481,000) and although disclosed here, are not included in Table 1 of the Remuneration report.
     More detailed information concerning the remuneration of key management is shown in the Remuneration report, including Tables 1 to 5 on pages 152 to 157 of the 2008 Annual report.

Rio Tinto 2008 Full financial statements      53

Notes to the 2008 Full financial statements continued

43 AUDITORS’ REMUNERATION	2008	2007
	US$m	US$m

Group Auditors’ remuneration (a)
Audit services pursuant to legislation
– audit of the Group’s annual accounts	3.2	3.0
– audit of the accounts of the Group’s subsidiaries (b)	26.5	27.7
Audit services in connection with divestment programme (g)	24.4	2.8

	54.1	33.5
Other services
– services in connection with bid defence	9.4	2.5
– services in connection with divestment programme	25.8	0.9
– taxation services (c)	3.3	0.8
– other services (d)	2.6	4.0

Total other services	41.1	8.2

	95.2	41.7

Remuneration payable to other accounting firms (e)
Audit services pursuant to legislation
– audit of accounts of the Group’s subsidiaries (b)	0.2	0.4
Non audit services
– taxation services (c)	15.8	3.7
– financial systems design and implementation	0.2	0.3
– internal audit	7.1	4.4
– litigation services	–	0.1
– other services (f)	42.0	7.0

	65.3	15.9
Fees in respect of pension scheme audits	0.3	0.3

	65.6	16.2

	160.8	57.9

(a)	The remuneration payable to PricewaterhouseCoopers, the Group Auditors, is approved by the Audit committee. The committee sets the policy for the award of non audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the Companies and their subsidiaries, together with the Group’s share of the payments made by proportionally consolidated units. Non-audit services arise largely from assurance and/or regulation related work.

(b)	Fees payable for the ‘audit of the accounts of the Group’s subsidiaries’ includes the statutory audit of subsidiaries and other audit work performed to support the audit of the Group financial statements. This includes the full costs relating to the audit of Alcan Inc. and its subsidiaries of US$15.9 million (2007: US$18.8 million).

(c)	‘Taxation services’ includes tax compliance and advisory services. Tax compliance involves the preparation or review of returns for corporation, income, sales and excise taxes. Tax advisory services includes advice on non recurring acquisitions and disposals, advice on transfer pricing and advice on employee global mobility.

(d)	In 2007, ‘other services’ include fees in connection with the acquisition of Alcan Inc.

(e)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.

(f)	‘Other services’ in respect of other accounting firms includes one off costs related to the rejection by the Board of the pre-conditional takeover proposal from BHP Billiton which was withdrawn in November. It also includes costs relating to divestments and similar corporate services, pension fund and payroll administration, advice on accounting matters, secondments of accounting firms’ staff, forensic audit, advisory services in connection with Section 404 of the Sarbanes-Oxley Act and other consultancy.

(g)	Audit services represent assurance provided in respect of carve-out financial statements.

54     Rio Tinto 2008 Full financial statements

44   RELATED PARTY TRANSACTIONS
Information about material related party transactions of the Rio Tinto Group is set out below:
Subsidiary companies and proportionally consolidated units
Details of investments in principal subsidiary companies are disclosed in note 37. Information relating to proportionally consolidated units can be found in note 40.
Equity accounted units
Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers.

Income statement items	2008 US$m	2007 US$m

Purchases from equity accounted units	(2,770)	(1,538)
Sales to equity accounted units	3,011	1,338

Balance sheet items	US$m	Restated US$m

Investments in equity accounted units (note 14) (a)	5,053	5,744
Loans to equity accounted units	515	384
Loans from equity accounted units	(195)	(174)
Trade and other receivables: amounts due from equity accounted units (note 17)	688	804
Trade and other payables: amounts due to equity accounted units (note 25)	(280)	(219)

Cash flow statement items	US$m	US$m

Net funding of equity accounted units	(334)	(216)

(a)	Further information about investments in equity accounted units is set out in notes 38 and 39.
Pension funds
Information relating to pension fund arrangements is disclosed in note 49.
Directors and key management
Details of directors’ and key management remuneration are set out in note 42 and in the Remuneration report on pages 140 to 157.
45   EXCHANGE RATES IN US$
The principal exchange rates used in the preparation of the 2008 financial statements are:

	Annual average		Year end
	2008	2007	2008	2007

Sterling	1.86	2.00	1.44	1.99
Australian dollar	0.86	0.84	0.69	0.88
Canadian dollar	0.94	0.93	0.82	1.01
South African rand	0.12	0.14	0.11	0.15
Euro	1.47	1.37	1.41	1.47

46   BOUGAINVILLE COPPER LIMITED (‘BCL’)
Mining has been suspended at the Panguna mine since 1989. Access to the mine site has not been possible since that time and an accurate assessment of the condition of the assets cannot therefore be made.
Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989 and these funding requirements cannot be forecast accurately. The directors consider that the Group does not currently realise a benefit from its interest in BCL and therefore BCL information continues to be excluded from the financial statements. BCL reported a net loss of US$2 million for the financial year (2007: profit US$1 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2008 was US$113 million
(2007: US$147 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2008, the number of shares in BCL held by the Group, multiplied by the share price, resulted in an amount of US$101 million (2007: US$281 million).

47   EVENTS AFTER THE BALANCE SHEET DATE
On 12 February 2009 the Group announced that the Boards are recommending to shareholders a transaction with Aluminum Corporation of China (‘Chinalco’) to the shareholders. Under the terms of the transaction Chinalco will invest US$12.3 billion in certain aluminium, copper and iron ore joint ventures and a further US$7.2 billion in subordinated convertible bonds. In total there will be four convertible bonds issued: two that are convertible into shares of Rio Tinto plc at a price of US$45 and US$60 respectively and two that are convertible into shares of Rio Tinto Limited at a price of US$45 and US$60 respectively. The transaction is subject to approval by the shareholders, governments and other regulators. If the board withdraws its recommendation or recommend a competing proposal to the shareholders there is a break fee of US$195 million payable. The proceeds will be used in part for the repayment of debt.
     In January 2009, Rio Tinto reached an agreement to sell its Brazilian iron ore operation. The completion of the sale of these assets, from which proceeds of US$750 million will be received, is subject to regulatory approvals which are expected during the second half of 2009.
     On 5 February 2009 the Group announced the completion of the sale of its undeveloped potash assets to Companhia Vale do Rio Doce (‘Vale’) for a cash consideration of US$850 million. The transaction is comprised of the Potasio Rio Colorado potash project in Argentina and the Regina exploration assets in Canada. The proceeds from this divestment have been used to pay down debt.

Rio Tinto 2008 Full financial statements      55

Notes to the 2008 Full financial statements continued
48   SHARE BASED PAYMENTS
Rio Tinto plc and Rio Tinto Limited (‘the Companies’) have a number of share based payment plans which are described in detail in the Remuneration report. These plans have been accounted for in accordance with the fair value recognition provisions of ‘IFRS 2 Share-based Payment’, which means that IFRS 2 has been applied to all grants of employee share based payments that had not vested as at 1 January 2004.
The charge/(credit) that has been recognised in the income statement for Rio Tinto’s share based compensation plans, and the related liability (for cash-settled plans), is set out in the table below.

	Charge/(credit)		Liability at the
	recognised for the year		end of the year
	2008	2007	2008	2007
	US$m	US$m	US$m	US$m

Equity-settled plans	61	39	–	–
Cash-settled plans	(83)	181	43	219

Total	(22)	220	43	219

Lattice-based option valuation model
The fair value of share options is estimated as at the date of grant using a lattice-based option valuation model. The significant assumptions used in the valuation model are disclosed below. Expected volatilities are based on the historical volatility of Rio Tinto’s share returns under the UK and Australian listings. Historical data was used to estimate employee forfeiture and cancellation rates within the valuation model. Under the Share Option Plans, it is assumed that after options have vested, 20 per cent per annum of participants will exercise their options when the market price is at least 20 per cent above the exercise price of the option. Participants in the Share Savings Plans are assumed to exercise their options immediately after vesting. The implied lifetime of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate used in the valuation model is equal to the yield available on UK and Australian zero-coupon government bonds (for plc and Limited options respectively) at the date of grant with a term equal to the expected term of the options.

Summary of options outstanding
A summary of the status of the Companies’ share option plans at 31 December 2008, and changes during the year ended 31 December 2008, is presented below.

	Number	Weighted	Weighted	Aggregate
		average	average	intrinsic
		exercise price	remaining	value
		per option	contractual	2008
Options outstanding at 31 December 2008			life
		£/A$	Years	US$m

Rio Tinto plc Share Savings Plan (£8 – £36)	1,372,165	22.85	2.1	1
Rio Tinto Limited Share Savings Plan (A $25 – A$83)	1,901,417	59.51	2.4	1
Rio Tinto plc Share Option Plan (£8 – £58)	4,665,835	20.88	5.9	6
Rio Tinto Limited Share Option Plan (A$33 – A$135)	2,711,678	54.92	6.3	2

	10,651,095			10

As at 31 December 2007 there were 12,366,279 options outstanding with an aggregate intrinsic value of US$886 million.

	Number	Weighted	Weighted	Aggregate
		average	average	intrinsic
		exercise price	remaining	value
		per option	contractual	2008
Options exercisable at 31 December 2008			life
		£/A$	Years	US$m

Rio Tinto plc Share Option Plan (£8 – £19)	1,892,539	14.88	4.4	3
Rio Tinto Limited Share Option Plan (A$33 – A$48)	809,737	42.04	5.1	1

	2,702,276			4

As at 31 December 2008, there were no options were exercisable under either the Rio Tinto plc or the Rio Tinto Limited Share Savings Plans.
Share Savings Plans
Awards under these plans are settled in equity and accounted for accordingly. The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price. The key assumptions used in the valuation are noted in the following table.

	Risk-free	Expected	Dividend	Forfeiture	Cancellation	Implied
	interest rate	volatility	yield	rates	rates (a)	lifetime
	%	%	%	%	%	Years

Awards made in 2008
– Rio Tinto plc	3.9-4.4	39.0	3.9	5.0	5.0	2.2-5.2
– Rio Tinto Limited	4.6-5.0	31.0	3.1	5.0	5.0	3.2-5.2

(a)	In addition to the regular cancellation rates above it is assumed that on the anniversary of date of grant a proportion of employees will cancel their awards in favour of new awards if the then share price is less than the exercise price. The proportion assumed is a sliding scale from 20 per cent cancelling if the then share price equals the exercise price to 100 per cent cancelling if the then share price is 75 per cent of the exercise price or less.

56     Rio Tinto 2008 Full financial statements

48   SHARE BASED PAYMENTS continued
Rio Tinto plc – Share Savings Plan

		Weighted		Weighted
		average		average
		exercise		exercise
		price		price
	2008	2008	2007	2007
	Number	£	Number	£

Options outstanding at 1 January	1,419,715	18.39	1,497,463	14.26
Granted	439,837	27.81	324,170	30.47
Forfeited	(37,749)	19.53	(32,518)	14.30
Exercised	(384,451)	12.05	(311,458)	11.12
Cancellations	(55,016)	26.75	(36,075)	20.13
Expired	(10,171)	15.50	(21,867)	10.36

Options outstanding at 31 December	1,372,165	22.85	1,419,715	18.39

Weighted average fair value, at date of grant, of options granted during the year (£)		1.87		13.16
Share price, at date of grant, of options granted during the year (£)		20.50		41.31
Weighted average share price at the time the options were exercised during the year (£)		47.75		28.55

Rio Tinto Limited – Share Savings Plan		Weighted		Weighted
		average		average
		exercise		exercise
		price		price
	2008	2008	2007	2007
	Number	A$	Number	A$

Options outstanding at 1 January	2,634,607	46.36	2,748,026	36.00
Granted	413,271	82.19	548,549	79.27
Forfeited	(285,641)	59.42	(121,590)	37.05
Exercised	(797,744)	27.36	(480,955)	27.75
Cancellations	(46,602)	80.16	(39,126)	41.75
Expired	(16,474)	25.57	(20,297)	27.71

Options outstanding at 31 December	1,901,417	59.51	2,634,607	46.36

Weighted average fair value, at date of grant, of options granted during the year (A$)		5.15		34.13
Share price, at date of grant, of options granted during the year (A$)		66.01		106.28
Weighted average share price at the time the options were exercised during the year (A$)		128.19		81.13

Share Option Plans
The Group has a policy of settling these awards in equity, although the directors at their discretion can offer a cash alternative. The awards are accounted for in accordance with the requirements applying to equity-settled, share based payment transactions. The performance conditions in relation to Total Shareholder Return (‘TSR’) have been incorporated in the measurement of fair value for these awards by modelling the correlation between Rio Tinto’s TSR and that of the index. The relationship between Rio Tinto’s TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice-based option valuation model, was used to determine the fair value of the options.
     The key assumptions are noted in the following table.

	Risk-free	Expected	Dividend	Turnover	Implied
	interest rate	volatility	yield	rates	lifetime
	%	%	%	%	Years

Awards made in 2008
– Rio Tinto plc	4.1	37.0	1.5	nil	6.1
– Rio Tinto Limited	6.1	28.0	1.4	nil	7.3

A summary of the status of the Companies’ performance-based share option plans at 31 December 2008, and changes during the year ended 31 December 2008, is presented below.

Rio Tinto plc – Share Option Plan		Weighted		Weighted
		average		average
		exercise		exercise
		price		price
	2008	2008	2007	2007
	Number	£	Number	£

Options outstanding at 1 January	4,960,203	18.75	5,185,847	16.33
Granted	274,696	57.23	786,002	27.29
Forfeited	(126,287)	32.18	(42,211)	24.73
Exercised	(442,777)	16.31	(969,435)	12.50

Options outstanding at 31 December	4,665,835	20.88	4,960,203	18.75

Weighted average fair value, at date of grant, of options granted during the year (£)		20.63		6.25
Weighted average share price, at date of grant, of options granted during the year (£)		55.94		27.48
Weighted average share price at the time the options were exercised during the year (£)		51.16		39.25

In addition to the equity-settled options shown above, there were 118,317 cash-settled options outstanding at 31 December 2008. The total liability for these awards at 31 December 2008 was less than US$1 million (2007: US$7 million).
Rio Tinto 2008 Full financial statements      57

Notes to the 2008 Full financial statements continued
48   SHARE BASED PAYMENTS continued
Rio Tinto Limited – Share Option Plan

		Weighted		Weighted
		average		average
		exercise		exercise
		price		price
	2008	2008	2007	2007
	Number	A$	Number	A$

Options outstanding at 1 January	3,351,754	50.84	3,540,588	43.53
Granted	63,633	134.18	568,638	75.12
Forfeited	(45,231)	96.23	(20,504)	71.57
Exercised	(658,478)	38.94	(736,968)	31.88

Options outstanding at 31 December	2,711,678	54.92	3,351,754	50.84

Weighted average fair value, at date of grant, of options granted during the year (A$)		44.04		14.37
Weighted average share price, at date of grant, for options granted during the year (A$)		131.20		75.57
Weighted average share price at the time the options were exercised during the year (A$)		138.10		102.04

In addition to the equity-settled options shown above there were 50,471 cash-settled options outstanding at 31 December 2008. The total liability for these awards at 31 December 2008 was less than US$1 million (2007: US$3 million).
Share Ownership Plan
The fair values of awards of Matching and Free Shares made by Rio Tinto are taken to be the market value of the shares on the date of purchase. These awards are settled in equity. The total fair value of shares awarded during the year was US$2 million (2007: US$2 million).
Mining Companies Comparative Plan
Awards under this plan are accounted for in accordance with the requirements applying to cash-settled, share based payment transactions. If any awards are ultimately settled in shares, the liability is transferred direct to equity as the consideration for the equity instruments issued. The grant date fair value of the awards made prior to 2008 are taken to be the market value of the shares at the date of award reduced by 50 per cent for anticipated relative TSR performance. The grant date fair value of the awards made in 2008 were calculated using a Monte Carlo simulation model. In addition, for the valuations after 2005, the market value is reduced for non receipt of dividends between measurement date and date of vesting (excluding awards for executive directors and product group CEOs).
Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards. In accordance with the method of accounting for cash-settled awards, fair values are subsequently remeasured each year to reflect the market price of shares at the measurement date and the number of awards expected to vest based on the current and anticipated TSR performance. This remeasurement at 31 December 2008 was calculated using a Monte Carlo simulation model.
     A summary of the status of the Companies’ performance-based share plans at 31 December 2008, and changes during the year, is presented below.

Rio Tinto plc – Mining Companies Comparative Plan		Weighted		Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
	2008	2008	2007	2007
	Number	£	Number	£

Non vested shares at 1 January	3,178,073	8.60	2,777,374	7.36
Awarded	389,760	48.07	719,898	12.61
Forfeited	(143,445)	16.25	(45,370)	10.39
Failed performance conditions	(441,868)	6.45	(221,656)	6.26
Vested	(381,406)	6.45	(52,173)	6.26

Non vested shares at 31 December	2,601,114	14.78	3,178,073	8.60

Weighted-average share price at date of vesting (£)		54.93		27.99

		£’000		£’000

Total fair value of shares issued in settlement of shares vested during the year	116,601	6,486	16,335	457
Total cash payments made in settlement of shares vested during the year		14,628		1,003

58     Rio Tinto 2008 Full financial statements

48 SHARE BASED PAYMENTS continued Rio Tinto Limited Mining – Companies Comparative Plan		Weighted		Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
	2008	2008	2007	2007
	Number	A$	Number	A$

Non-vested shares at 1 January	2,209,688	23.04	1,897,008	19.35
Awarded	173,086	107.04	533,225	34.91
Forfeited	(33,711)	54.85	(39,790)	31.36
Failed performance conditions	(318,032)	16.44	(149,044)	17.50

Vested	(244,276)	16.44	(31,711)	17.58

Non-vested shares at 31 December	1,786,755	32.65	2,209,688	23.04

Weighted-average share price at date of vesting (A$)		137.10		77.95

		A$’000		A$’000

Total fair value of shares issued in settlement of shares vested during the year	107,266	14,706	11,275	879
Total cash payments made in settlement of shares vested during the year		19,217		1,604
Total cash payments made in settlement of shares vested during previous years		141		–

Management Share Plan
The Management Share Plan was introduced during 2007 which provides conditional awards to management. The vesting of these awards is dependent on service and/or performance based conditions being met. The awards will be settled in equity including the dividends accumulated from date of award to vesting. The awards are accounted for in accordance with the requirements applying to equity-settled share based payment transactions. The fair value of each award on the day of grant is set equal to share price on the day of grant. Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards.
     A summary of the status of the Companies’ plans at 31 December 2008, and changes during the year, is presented below.

Rio Tinto plc – Management Share Plan		Weighted		Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
	2008	2008	2007	2007
	Number	£	Number	£

Non-vested awards at 1 January	344,216	30.20	–	–
Awarded	440,784	55.15	365,670	30.09
Forfeited	(47,586)	40.32	(19,382)	28.33
Vested	(24,609)	38.92	(2,072)	27.15

Non-vested awards at 31 December	712,805	44.65	344,216	30.20

Estimated weighted average share price of awards vested during the year (£)	3,804	48.65	–	43.75

In addition to the equity-settled awards shown above, there were 217,125 cash-settled awards outstanding at 31 December 2008.
The total liability for these awards at 31 December 2008 was US$3 million (2007: less than US$1 million).

Rio Tinto Limited – Management Share Plan		Weighted		Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
	2008	2008	2007	2007
	Number	A$	Number	A$

Non-vested awards at 1 January	271,200	81.89	–	–
Awarded	183,843	129.37	282,565	81.65
Forfeited	(29,015)	93.42	(9,973)	76.02
Vested	(3,357)	81.72	(1,392)	74.84

Non-vested awards at 31 December	422,671	101.75	271,200	81.89

Estimated weighted average share price of awards vested during the year (A$)	2,894	120.79	1,392	98.69

In addition to the equity-settled awards shown above there were 6,850 cash-settled awards outstanding at 31 December 2008. The total liability for these awards at 31 December 2008 was less than US$1 million (2007: less than US$1 million).
Rio Tinto 2008 Full financial statements      59

Notes to the 2008 Full financial statements continued
49   POST RETIREMENT BENEFITS
Description of plans
The Group operates a number of pension and post retirement healthcare plans around the world. Some of these plans are defined contribution and some are defined benefit, with assets held in separate trusts, foundations and similar entities. Valuations of these plans are produced and updated annually to 31 December by qualified actuaries. A number of defined benefit and defined contribution plans were brought into the Group as a result of the Alcan acquisition in October 2007. Plans sponsored by the Rio Tinto Alcan Packaging business continue to be accounted for as assets or liabilities held for sale, and are not included in this note.

Pension plans
The majority of the Group’s pension obligations are in Canada, the UK, the US, Australia and Switzerland, with further notable obligations in other European countries.
     There are a number of pension arrangements in the UK. The defined benefit sections of these arrangements are linked to final pay and are closed to new members, with new employees being admitted to defined contribution sections.
     In Australia, there are two
superannuation plans providing defined benefits linked to final pay, typically paid in lump sum form. The main plan contains principally defined contribution liabilities, but is accounted for as a defined benefit plan as it contains characteristics of both types of plan.
     A number of defined benefit pension plans are sponsored by the US and Canadian entities. The main plans are two Canadian plans for salaried and bargaining employees. Benefits for salaried staff are generally linked to final average pay, while benefits for bargaining employees are reviewed in negotiation with unions.
     In Europe, there are defined benefit plans in Switzerland, the Netherlands, Germany and France. The largest single plan is in Switzerland and provides benefits linked to final average pay.
     The Group also operates a number of unfunded defined benefit plans, which are included in the figures below.

Post retirement healthcare plans
Certain subsidiaries of the Group, mainly in the US and Canada, provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded, and are included in the figures below.

Plan assets
The proportions of the total fair value of assets in the pension plans for each asset class at the balance sheet date were:

	2008	2007

Equities	52.4%	60.2%
Bonds	35.1%	29.4%
Property	7.7%	7.2%
Other	4.8%	3.2%

	100.0%	100.0%

The assets of the plans are generally managed on a day-to-day basis by external specialist fund managers. These managers may invest in the Group’s securities subject to limits imposed by the relevant fiduciary committees and local legislation. The approximate total holding of Group securities within the plans is US$6 million (2007: US$44 million).
60     Rio Tinto 2008 Full financial statements

49   POST RETIREMENT BENEFITS continued
Main assumptions (rates per annum)
The main assumptions for the valuations of the plans are set out below. Information on the sensitivity of the results to the main assumptions is included in the Financial review.

	UK	Australia (a)	US	Canada	Eurozone	Switzerland	Other
							(mainly
							Africa) (b)

At 31 December 2008 Rate of increase in salaries	4.4%	3.9%	3.0%	2.7%	2.4%	2.7%	6.2%
Rate of increase in pensions	2.7%	1.5%	–	0.4%	1.6%	–	4.2%
Discount rate	6.3%	3.3%	6.1%	7.4%	5.6%	3.3%	7.3%
Inflation	2.8%	2.0%	1.5%	1.4%	1.8%	1.5%	4.2%

At 31 December 2007 Rate of increase in salaries	5.0%	5.5%	3.9%	3.4%	2.8%	2.6%	7.5%
Rate of increase in pensions	3.1%	2.7%	–	0.6%	2.3%	0.8%	5.5%
Discount rate	5.9%	5.4%	6.2%	5.5%	5.5%	3.6%	8.1%
Inflation	3.4%	3.6%	2.4%	2.2%	2.3%	1.4%	5.5%

(a) The discount rate shown for Australia is after tax.

(b) The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Southern Africa.
The main financial assumptions used for the healthcare plans, which are predominantly in the US and Canada, were: discount rate: 6.5 per cent (2007: 6.1 per cent), medical trend rate: 7.0 per cent reducing to 5.0 per cent by the year 2015 broadly on a straight line basis (2007: 7.7 per cent, reducing to 5.1 per cent by the year 2016), claims costs based on individual company experience.
     For both the pension and healthcare arrangements the post retirement mortality assumptions allow for future improvements in longevity. The mortality tables used for the
main arrangements imply that a male aged 60 at the balance sheet date has an expected future lifetime of 24 years (2007: 24 years) and that a man aged 60 in 2028 would have an expected future lifetime of 26 years (2007: 25 years).

	UK	Australia	US	Canada	Eurozone	Switzerland	Other
							(mainly
							Africa) (a)

Long term rate of return expected at 1 January 2008
Equities	7.7%	9.1%	7.7%	7.4%	7.7%	6.6%	11.4%
Bonds	4.9%	5.9%	5.0%	4.4%	4.5%	3.4%	7.9%
Property	6.0%	7.2%	6.0%	5.7%	6.0%	4.9%	9.7%
Other	4.2%	3.7%	3.2%	3.0%	3.0%	2.3%	6.3%

Long term rate of return expected at 1 January 2007
Equities	7.5%	8.7%	8.1%	7.4%	–	–	10.7%
Bonds	4.5%	5.2%	5.2%	4.4%	–	–	7.4%
Property	5.8%	6.8%	6.4%	5.7%	–	–	9.0%
Other	4.2%	3.5%	3.4%	3.3%	–	–	5.8%

(a)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Southern Africa.
The expected rate of return on pension plan assets is determined as management’s best estimate of the long term returns of the major asset classes – equities, bonds, property and other – weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred within pension plans on investment returns. Based on the assumptions made and the distribution of assets the weighted average expected return on assets as at 1 January 2008 was 6.4 per cent (2007: 6.9 per cent) and is expected to be 5.9 per cent as at 1 January 2009.
     The sources used to determine management’s best estimate of long term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

Rio Tinto 2008 Full financial statements      61

Notes to the 2008 Full financial statements continued
49   POST RETIREMENT BENEFITS continued
Total expense recognised in the income statement before tax

	Pension	Other	2008	2007
	benefits	benefits	Total	Total
			US$m	US$m

Current employer service cost for Defined Benefits (“DB”) plans	(265)	(19)	(284)	(145)
Current employer service cost for Defined Contribution benefits within DB plans	(133)	–	(133)	(106)
Current employer service cost for Defined Contribution plans	(62)	–	(62)	(40)
Interest cost	(963)	(62)	(1,025)	(516)
Expected return on assets	1,000	–	1,000	550
Past service cost	(8)	5	(3)	17
Gains on curtailment and settlement	3	2	5	–

Total expense	(428)	(74)	(502)	(240)

The above expense is included as an employee cost within net operating costs.
Total amount recognised in the Statement of Recognised Income and Expense before tax

	2008	2007
	US$m	US$m

Actuarial (loss)/gain	(1,666)	141
Gain on currency translation on plans using US dollar functional currency	321	–
Loss on application of asset limit	26	–

Total (loss)/gain recognised in the Statement of Recognised Income and Expense	(1,319)	141

Cumulative amount recognised in the Statement of Recognised Income and Expense at 31 December	(830)	489

Actuarial (loss)/gain includes US$5 million loss related to equity accounted units (2007: US$4 million loss)
Surpluses/(deficits) in the plans
The following amounts were measured in accordance with IAS 19:

				Restated
	Pension	Other	2008	2007	2006	2005	2004
	benefits	benefits	Total	Total	Total	Total	Total
			US$ m	US$ m	US$ m	US$ m	US$ m

Total fair value of plan assets	10,505	–	10,505	16,150	6,031	5,115	4,777

Present value of obligations – funded	(12,243)	–	(12,243)	(16,622)	(5,847)	(5,315)	(5,118)
Present value of obligations – unfunded	(891)	(893)	(1,784)	(2,089)	(597)	(596)	(649)

Present value of obligations – total	(13,134)	(893)	(14,027)	(18,711)	(6,444)	(5,911)	(5,767)

Unrecognised past service cost	–	(12)	(12)	(2)	3	–	–

Effect of asset limit	(19)	–	(19)	(45)	–	–	–

Aggregate surplus/(deficit) to be shown in the balance sheet	(2,648)	(905)	(3,553)	(2,608)	(410)	(796)	(990)

Comprising:
– Deficits shown in balance sheet	(2,808)	(905)	(3,713)	(3,313)	(770)	(996)	(1,069)
– Surpluses shown in balance sheet	160	–	160	705	360	200	79

Net (deficits)/surpluses on pension plans	(2,648)	–	(2,648)	(1,519)	48	(324)	(450)
Unfunded post retirement healthcare obligation	–	(905)	(905)	(1,089)	(458)	(472)	(540)

The surplus amounts shown above are included in the balance sheet as Trade and Other Receivables. See note 17. Deficits are shown in the balance sheet as Post Retirement benefits. See note 27.
Contributions to plans
Contributions to pension plans totalled US$615 million (2007: US$246 million). These contributions include US$52 million (2007: US$30 million) for plans providing purely defined contribution benefits (including 401k plans in the US) and US$10 million (2007: US$10 million) to industry-
wide or multi-employer plans; these are charged against profits and are included in the figures for “current employer service cost” shown above.
     Contributions for other benefits totalled US$53 million (2007: US$30 million).
     Contributions to pension plans for 2009
are estimated to be around US$150 million higher than for 2008. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

62     Rio Tinto 2008 Full financial statements

49   POST RETIREMENT BENEFITS continued
Movements in the present value of the
defined benefit obligation and in
the fair value of assets
The amounts shown below include, where appropriate, 100 per cent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or equity accounted. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group. Pure defined contribution plans and industry-wide plans are excluded from the movements below.

	Pension	Other	2008	2007
	benefits	benefits	Total	Total
			US$ m	US$m

Change in present value of obligation:
Present value of obligation at start of the year	(17,624)	(1,087)	(18,711)	(6,444)
Current employer service cost	(423)	(19)	(442)	(272)
Interest cost	(963)	(62)	(1,025)	(516)
Contributions by plan participants	(253)	–	(253)	(190)
Experience gain/(loss)	554	11	565	(62)
Changes in actuarial assumptions gain	1,583	101	1,684	315
Benefits paid	1,097	53	1,150	572
Alcan acquisition (restated)	–	–	–	(11,654)
Inclusion of arrangements	(3)	–	(3)	–
Past service cost	(7)	15	8	22
Curtailment gains	4	2	6	–
Settlement gains	28	–	28	–
Currency exchange rate gain/(loss)	2,873	93	2,966	(482)

Present value of obligation at end of the year	(13,134)	(893)	(14,027)	(18,711)

Gains and losses on obligations

	2008	2007	2006	2005	2004

Experience gains and (losses): (i.e. variances between the estimate of obligations and the subsequent outcome)
Gain/(loss) (US$m)	565	(62)	(89)	139	(148)
As a percentage of the present value of the year end obligations	4%	0%	-1%	2%	-3%

Change in assumptions gain/(loss) (US$ million)	1,684	315	124	(180)	(429)

	Pension	Other	2008	2007
	benefits	benefits	Total	Total
			US$m	US$m

Change in plan assets:
Fair value of plan assets at the start of the year	16,150	–	16,150	6,031
Expected return on plan assets	1,000	–	1,000	550
Actuarial loss on plan assets	(3,910)	–	(3,910)	(108)
Contributions by plan participants	253	–	253	190
Contributions by employer	586	53	639	263
Benefits paid	(1,097)	(53)	(1,150)	(572)
Alcan acquisition (restated)	–	–	–	9,380
Inclusion of arrangements	8	–	8	–
Settlement losses	(29)	–	(29)	–

Currency exchange rate loss/(gain)	(2,456)	–	(2,456)	416

Fair value of plan assets at the end of the year	10,505	–	10,505	16,150

Actual return on plan assets			(2,910)	442

	2008	2007	2006	2005	2004

Difference between the expected and actual return on plan assets:
(Loss)/gain (US$m)	(3,910)	(108)	338	223	387
As a percentage of year end plan assets	-37%	-1%	6%	4%	8%

Post-retirement healthcare – sensitivity to
changes in assumptions
An increase of one per cent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by US$8 million (2007: US$5 million), and increase the benefit obligation for these plans by US$85 million (2007: US$89 million). A decrease of one per cent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by US$7 million (2007: US$5 million), and decrease the benefit obligation for these plans by US$75 million (2007: US$77 million).

Rio Tinto 2008 Full financial statements      63

Notes to the 2008 Full financial statements continued
50   RIO TINTO LIMITED BALANCE SHEET

As at 31 December		2008	2007
	Note	A$ m	A$ m

Non current assets
Investments	51	6,729	6,912
Loans to subsidiaries	51	264	232
Trade and other receivables		–	5
Available for sale financial assets	51	18	8
Other assets		2	1

		7,013	7,158

Current assets
Loans to subsidiaries	51	8,338	6,099
Trade and other receivables		39	–
Cash and cash equivalents		5	1

		8,382	6,100

Current liabilities
Loans from subsidiaries		(6,524)	(238)
Tax payable		(1,237)	(385)

		(7,761)	(623)

Net current assets		621	5,477

Non current liabilities
Loans from subsidiaries		(2,866)	(2,835)
Deferred tax liabilities	51	–	(1)

		(2,866)	(2,836)

Net assets		4,768	9,799

Shareholders’ equity
Share capital		1,587	1,587
Other reserves		387	624
Retained earnings		2,794	7,588

Total equity	51	4,768	9,799

(a)	Prepared under Australian IFRS (AIFRS). In relation to Rio Tinto Limited there are no significant measurement differences between AIFRS and EU IFRS.

(b)	Investments in subsidiaries are accounted for at cost. Such investments include both investments in shares issued by the subsidiary and other parent entity interests that in substance form part of the parent entity’s investment in the subsidiary. These include investments in the form of interest-free loans which have no fixed repayment terms and which have been provided to subsidiaries as an additional source of long term capital. Loans from subsidiaries on equivalent terms are deducted from investments. Trade amounts receivable from subsidiaries and payable to subsidiaries in the normal course of business and other amounts advanced on commercial terms and conditions are included in receivables or payables as appropriate.

The Rio Tinto Limited parent financial statements, including balance sheet, income statement and cash flow statement, were approved by the directors on 6 March 2009 and signed on their behalf by:

Paul Skinner	Tom Albanese	Guy Elliott
Chairman	Chief executive	Finance director
64     Rio Tinto 2008 Full financial statements

51   OTHER RIO TINTO LIMITED BALANCE SHEET DISCLOSURES

	Rio Tinto Limited (a)

	2008	2007
	A$m	A$m

Investments in Group companies
At 1 January	6,912	6,969
Additions, including net contributions from share based payments	(87)	64
Movements in long term loans classified as equity	(36)	–
Impairments, net	(60)	(121)

At 31 December	6,729	6,912

Available for sale investments
At 1 January	8	9
Fair value adjustment on available for sale investments	1	(4)
Additions	72	3
Disposals	(63)	–

At 31 December	18	8

Total investments	6,747	6,920

Loans to subsidiaries
At 1 January	6,331	4,704
Advances	2,271	1,627

At 31 December	8,602	6,331

– non current	264	232
– current	8,338	6,099

Deferred tax liability
At 1 January	(1)	(4)
Charged to profit and loss account	1	3
Charged to equity	–	–

At 31 December (relating to timing differences)	–	(1)

Statement of changes in equity
Total equity at 1 January	9,799	7,699
Fair value adjustment on available for sale investments, net of tax	(1)	(4)
Share based payments	(236)	53

Net income recognised directly in equity	(237)	49
Profit for the financial year	4,572	3,362

Total recognised income and expense for the year	4,335	3,411
Transactions with equity holders in their capacity as equity holders:
Loss on purchase/sale of treasury stock (c)	(5,788)	–
Dividends paid (d)	(3,578)	(1,311)

Total equity at 31 December	4,768	9,799

Contingent liabilities
Bank and other performance guarantees (e)	9,374	1,908

(a)	Prepared under AIFRS (see note (a) on page 64).

(b)	Pursuant to the DLC merger, both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each guaranteed contractual obligations incurred by the other or guaranteed by the other. These guarantees are excluded from the figures above.

(c)	During 2008 Rio Tinto Limited purchased Rio Tinto plc treasury shares from Rio Tinto plc at the market value of Rio Tinto plc shares at the time of the transaction. Rio Tinto Limited subsequently sold these shares back to Rio Tinto plc for a nominal consideration. The shares were then cancelled by Rio Tinto plc.

(d)	Includes DLC dividends at 31 December 2008 amounting to A$2,800 million (2007: A$655 million).

(e)	Bank and other performance guarantees relate principally to the obligations of subsidiary companies.

Rio Tinto 2008 Full financial statements      65

Notes to the 2008 Full financial statements continued
52   RIO TINTO LIMITED INCOME STATEMENT

	Rio Tinto Limited (a)

	2008	2007
	A$m	A$m

Revenue	5,543	3,759
Impairment charges (b)	(60)	(122)
Other operating costs	(1,368)	(238)

Operating profit	4,115	3,399
Finance costs (c)	(18)	(29)

Profit before taxation	4,097	3,370
Taxation	475	(8)

Profit for the financial year	4,572	3,362

(a)	Prepared under AIFRS (see note (a) on page 64).

(b)	Impairment charges results from review of

investment carrying values which were adjusted to their estimated recoverable value.

(c)	Finance costs includes exchange gains and losses.

53   RIO TINTO LIMITED CASH FLOW STATEMENT

	Rio Tinto Limited (a)

	2008	2007
	A$m	A$m

Dividends received	3,785	3,543

Cash flow from operating activities	3,785	3,543

Interest received	298	191
Interest paid	(18)	(29)
Tax paid	162	85

Cash flow from operating activities after financing costs and tax	4,227	3,790

Cash flows from investing activities
Purchase of investments	(68)	(63)
Proceeds from sale of available for sale financial assets	64	–

Cash used in investing activities	(4)	(63)

Cash flows from financing activities
Loans raised/proceeds from borrowings	5,147	–
Loans to related parties	–	(2,330)
Repayment of borrowings	–	(86)
Purchase of treasury stock from Rio Tinto plc	(5,788)	–

Dividends paid to Rio Tinto Limited shareholders	(3,578)	(1,311)

Net cash used in financing activities	(4,219)	(3,727)

Net increase in cash and cash equivalents	4	–

Opening cash and cash equivalents	1	1

Closing cash and cash equivalents	5	1

(a)	Prepared under AIFRS (see note (a) on page 64).
66     Rio Tinto 2008 Full financial statements

Rio Tinto plc
COMPANY BALANCE SHEET
At 31 December

			Restated
		2008	2007
	Note	US$m	US$m

Fixed assets
Investments	B	2,287	2,278

		2,287	2,278
Current assets
Amounts owed by subsidiaries		9,962	2,092
Cash at bank and in hand		3	6

		9,965	2,098
Creditors due within one year
Amounts owed to subsidiaries		(446)	(214)
Dividends payable		(7)	(10)

		(453)	(224)

Net current assets		9,512	1,874

Total assets less current liabilities		11,799	4,152

Creditors due after more than one year		(136)	(169)

Net assets		11,663	3,983

Capital and reserves
Called up share capital	C	160	172
Share premium account	D	4,705	1,932
Other reserves	D	29	17
Profit and loss account	D	6,769	1,862

Equity shareholders’ funds		11,663	3,983

(a)	The Rio Tinto plc company balance sheet has been prepared in accordance with applicable UK accounting standards. Note A explains the principal accounting policies.

(b)	Profit after tax for the year amounted to US$4,404 million (2007: US$717 million). As permitted by section 230 of the United Kingdom Companies Act 1985, no profit and loss account for the Rio Tinto plc parent company is shown. Consequently, the company has taken advantage of the exemption within FRS 1 ‘Cash flow statements (revised 1996)’ from preparing a cash flow statement.

The Rio Tinto plc company balance sheet, profit and loss account and the related notes, were approved by the directors on 6 March 2009 and the balance sheet is signed on their behalf by

Paul Skinner	Tom Albanese	Guy Elliott
Chairman	Chief executive	Finance director
Rio Tinto 2008 Full financial statements      67

A   PRINCIPAL ACCOUNTING POLICIES UNDER UK GAAP
a Basis of accounting
The Rio Tinto plc entity financial statements have been prepared under the historical cost convention, except for financial guarantees which have been measured at fair value as set out in note (e) below and in accordance with applicable UK accounting standards. The directors have reviewed the Company’s existing accounting policies and consider that they are consistent with the requirements of Financial Reporting Standard (‘FRS’) 18 ‘Accounting Policies’. The financial statements have been prepared on a going concern basis.
     The directors have reviewed the Company’s existing accounting policies and, other than a change in presentation relating to the fair value of guarantees, consider that they are consistent with last year.
     The effect of the change in the presentation of the fair value of guarantees is that investments have been reduced and amounts owed by subsidiaries increased by US$210 million for the comparative period. The current year and prior period retained losses have been unaffected by the change in presentation.
     The principal accounting policies are set out below.
b Deferred tax
Full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except that deferred tax assets are only recognised to the extent that it is more likely than not that they will be recovered.
Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on an undiscounted basis.
c Currency translation
The Company’s local or ‘functional’ currency
is the US dollar. Transactions denominated in other currencies, including the issue of shares, are translated at the rate of exchange ruling on the date of the transaction.
Monetary assets and liabilities denominated in other currencies are translated at the rate of exchange ruling at the end of the financial year. Exchange rates used are consistent with the rates used by the Group as disclosed in the consolidated financial statements (see note 45). Exchange differences are charged or credited to the profit and loss account in the year in which they arise.
d Investments
Fixed asset investments are valued at cost less impairment provisions. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher. The discount rate applied is based upon the Company’s weighted average cost of capital, with appropriate adjustment for the risks associated with the relevant unit.
e Financial guarantees
Obligations for financial guarantees issued by the Company to other Group companies are reflected as liabilities at fair value, in accordance with FRS 26 ‘Financial Instruments - Measurement’. Such obligations result in corresponding increases in the carrying value of amounts owed by subsidiaries. Payments received are set off against the asset recognised which is initially recorded at fair value.
f Share based payments
Since 2007, most of the Company’s share based payment plans have been settled by the issue of shares from Treasury. Previously they were settled through new share issues.
The fair value of the grant is recognised as an addition to the cost of the investment in the subsidiary in which the relevant employees work. The fair value is recognised over the relevant vesting period, with a corresponding adjustment to the profit and loss account reserve. Any payments received from the Company’s subsidiaries in respect of these share based payments result in an adjustment to reduce the cost of the investment. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (eg Total Shareholder Return). When market prices are not available, the Company uses fair values provided by independent actuaries using a lattice based option valuation model.
     Non market vesting conditions (eg earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.
g Revenue recognition
Interest is accounted for on the accruals basis. Dividend income is recognised when the right to receive payment is established.
h Dividends
Dividends payable are recognised when they meet the criteria for a present obligation (ie when they have been approved).
i Treasury shares
The consideration paid for shares repurchased by the Company and held as treasury shares is recognised as a reduction in shareholders’ funds through the profit and loss account reserve.

B   RIO TINTO PLC FIXED ASSETS

		Restated
	2008	2007
	US$m	US$m

Fixed asset investments
Shares in Group companies:
At 1 January	2,278	2,278
Additions	9	–

At 31 December	2,287	2,278

68     Rio Tinto 2008 Full financial statements

C RIO TINTO PLC CALLED UP SHARE CAPITAL	2008	2007
	US$m	US$m

Issued and fully paid up share capital
At 1 January	172	172
Ordinary shares purchased and cancelled	(12)	–

At 31 December	160	172

(a)	During the year, there were no shares bought back from the public and held as treasury shares (2007: 27,700,000). During the year, 68,643,919 shares (2007: 969,435) were re-issued from treasury of which 67,880,000 shares (2007: nil) were repurchased and cancelled with a nominal value of US$12 million (2007: nil).

D RIO TINTO PLC SHARE PREMIUM AND RESERVES	Share	Other	Profit and
	premium	reserves	loss
	account		account
	US$m	US$m	US$m

At 1 January 2008	1,932	17	1,862
Sale of treasury shares	2,767	–	1,956
Cancellation of shares	–	12	–
Adjustment for share based payments	–	–	64
Premium on issue of shares	6	–	–
Profit for the financial year	–	–	4,404
Dividends paid	–	–	(1,517)

At 31 December 2008	4,705	29	6,769

	Share	Other	Profit and
	premium	reserves	loss
	account		account
	US$m	US$m	US$m

At 1 January 2007	1,919	17	3,644
Own shares repurchased	–	–	(1,372)
Treasury shares utilised	–	–	43
Adjustment for share based payments	–	–	(6)
Premium on issue of shares	13	–	–
Profit for the financial year	–	–	717
Dividends paid	–	–	(1,164)

At 31 December 2007	1,932	17	1,862

E RIO TINTO PLC CONTINGENT LIABILITIES	2008	2007
	US$m	US$m

Bank and other performance guarantees in respect of subsidiaries (a)	35,033	40,145

(a)	The above amount includes US$27.9 billion (2007: US$37.8 billion) guaranteed by the Company to finance the acquisition of Alcan Inc. on 23 October 2007. Of the available Alcan acquisition debt facilities US$5.9 billion (2007: US$2.1 billion) was undrawn at year end.

(b)	Rio Tinto plc has given a guarantee to the Rio Tinto Pension Fund in the UK that it will pay any contributions due from Group companies participating in that fund, pro rata to its ownership of those companies, in the event that the companies fail to meet their contribution requirements.

Rio Tinto 2008 Full financial statements      69

Rio Tinto financial information by business unit

Years ended 31 December			Gross revenue (a)		EBITDA (b)		Net earnings (c)

	Rio Tinto interest		2008	2007	2008	2007	2008	2007
	%		US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (including HIsmelt®) (d)	100.0		11,006	6,155	7,038	3,427	4,642	2,151
Robe River (e)	53.0		2,728	1,640	1,983	991	1,062	503
Iron Ore Company of Canada	58.7		2,065	943	1,251	298	443	104
Rio Tinto Brasil	100.0		176	61	73	(1)	44	(12)
Dampier Salt	68.4		377	269	95	51	40	13

Product group operations			16,352	9,068	10,440	4,766	6,231	2,759
Evaluation projects/other			175	125	(228)	(98)	(214)	(95)

			16,527	9,193	10,212	4,668	6,017	2,664

Aluminium
Product group operations	(f	)	23,795	7,309	4,224	1,729	1,255	1,119
Evaluation projects/other			44	50	(87)	(28)	(71)	(22)

			23,839	7,359	4,137	1,701	1,184	1,097

Copper & Diamonds
Kennecott Utah Copper	100.0		2,609	3,539	1,587	2,614	998	1,649
Escondida	30.0		2,402	3,103	1,464	2,510	836	1,525
Grasberg joint venture	(g	)	53	461	38	296	4	159
Palabora	57.7		560	689	167	202	49	58
Kennecott Minerals	100.0		81	338	47	175	31	106
Northparkes	80.0		124	371	(1)	212	(12)	137
Diamonds	(h	)	840	1,020	395	539	137	280

Product group operations			6,669	9,521	3,697	6,548	2,043	3,914
Evaluation projects/other			–	–	(403)	(212)	(285)	(163)

			6,669	9,521	3,294	6,336	1,758	3,751

Energy & Minerals
RTEA	100.0		1,869	1,560	397	331	147	132
Rio Tinto Coal Australia	(i	)	5,142	2,272	2,900	510	1,721	246
Rössing	68.6		548	486	260	235	101	95
Energy Resources of Australia	68.4		418	303	352	135	141	38
Rio Tinto Iron and Titanium	(j	)	1,919	1,673	755	471	295	164
Rio Tinto Minerals	(k	)	1,061	965	183	176	86	71

Product group operations			10,957	7,259	4,847	1,858	2,491	746
Evaluation projects/other			41	144	395	(63)	396	(59)

			10,998	7,403	5,242	1,795	2,887	687

Other operations			44	55	(63)	30	(52)	15

			58,077	33,531	22,822	14,530	11,794	8,214

Other items			(12)	(13)	(355)	(635)	(337)	(526)
Exploration and evaluation					(150)	25	(124)	20
Net interest							(1,030)	(265)

Underlying earnings					22,317	13,920	10,303	7,443

Items excluded from underlying earnings					1,553	(309)	(6,627)	(131)

Total			58,065	33,518	23,870	13,611	3,676	7,312

Depreciation and amortisation in subsidiaries					(3,475)	(2,115)
Impairment charges					(8,030)	(58)
Depreciation and amortisation in equity accounted units					(414)	(310)
Taxation and finance items in equity accounted units					(718)	(973)

Profit before finance items and taxation					11,233	10,155

Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.
The following changes have been made to the way Rio Tinto presents its financial information by business unit during 2008.
Industrial Minerals was combined with Energy to form the Energy & Minerals product group.
Diamonds was combined with Copper to form the Copper & Diamonds product group.
Dampier Salt was reclassified from the Minerals product group to the Iron Ore product group.
Information for 2007 has been reclassified accordingly.
70     Rio Tinto 2008 Full financial statements

Rio Tinto financial information by business unit continued

Years ended 31 December			Capital expenditure (l)		Depreciation & amortisation		Operating assets (m)		Employees (o)

	Rio Tinto interest		2008	2007	2008	2007	2008	2007	2008	2007
	%		US$m	US$m	US$m	US$m	US$m	US$m	Number	Number

Iron Ore
Hamersley Iron (including HIsmelt®) (d)	100.0		1,860	1,597	466	352	5,170	6,133	6,321	4,786
Robe River (e)	53.0		683	241	111	104	1,622	1,877	1,011	873
Iron Ore Company of Canada	58.7		256	163	83	78	482	869	2,094	1,939
Rio Tinto Brasil	100.0		146	30	14	9	207	135	841	657
Dampier Salt	68.4		27	20	21	21	154	273	394	376
Other			24	34	10	3	(3)	24	448	375

			2,996	2,085	705	567	7,632	9,311	11,109	9,006

Aluminium	(f	)	2,671	612	1,858	618	35,730	43,885	39,326	11,428

Copper & Diamonds
Kennecott Utah Copper	100.0		316	282	246	251	1,750	1,694	1,915	1,854
Escondida	30.0		120	170	98	98	849	1,045	960	876
Grasberg joint venture	(g	)	32	76	25	24	426	410	2,185	2,047
Palabora	57.7		40	27	57	41	123	84	2,116	2,072
Kennecott Minerals	100.0		71	84	4	24	30	236	46	457
Northparkes	80.0		105	55	15	22	187	151	210	208
Diamonds	(h	)	652	525	175	181	1,340	1,241	1,401	1,291
Other			132	22	1	1	831	498	143	162

			1,468	1,241	621	642	5,536	5,359	8,976	8,967

Energy & Minerals
RTEA	100.0		204	226	150	131	1,090	1,163	2,477	2,435
Rio Tinto Coal Australia	(i	)	449	226	194	165	1,134	1,755	3,206	2,832
Rössing	68.6		73	57	20	13	229	151	1,307	1,175
Energy Resources of Australia	68.4		144	80	51	50	212	296	448	365
Rio Tinto Iron and Titanium	(j	)	563	494	118	119	2,122	2,202	4,105	3,854
Rio Tinto Minerals	(k	)	63	51	68	61	792	892	2,580	2,512
Other			5	17	11	3	60	58	155	135

			1,501	1,151	612	542	5,639	6,517	14,278	13,308

Other operations			192	37	13	2	560	139	163	203
Net assets held for sale (n)			–	–	–	–	3,204	4,392	28,386	5,680
Other items			151	144	80	54	1,009	360	3,547	3,085
Less: equity accounted units			(491)	(302)	(414)	(310)	–	–	–	–

Total			8,488	4,968	3,475	2,115	59,310	69,963	105,785	51,677

Less: Net debt							(38,672)	(45,191)

Total Rio Tinto shareholders’ equity							20,638	24,772

(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	Includes Rio Tinto’s interests in Hamersley Iron (100 per cent) and HIsmelt (60 per cent).

(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.

(f)	Includes the Alcan group, excluding Packaging which is shown as an ‘Asset Held for Sale’, acquired in 2007 together with the aluminium business previously owned by Rio Tinto.

(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(i)	Includes Rio Tinto’s 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. The Group owns a 40 per cent interest in Bengalla and 80 per cent interest in Mount Thorley through 75.71 per cent investment in Coal & Allied, giving a beneficial interest to the Group of 30.3 per cent and 60.6 per cent, respectively.

(j)	Includes Rio Tinto’s interests in QIT (100 per cent) and Richards Bay Iron and Titanium (Pty) Limited (50 per cent).

(k)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent).

(l)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets.

The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(m)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.

(n)	On this line, operating assets deal with Alcan Packaging and other assets held for sale.

The remaining data on this line relates only to Alcan Packaging.

(o)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for proportionally consolidated and equity accounted units are proportional to the Group’s interest. Average employee numbers include a part year effect for companies acquired or disposed of during the year. Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers. People employed by contractors are not included. Rio Tinto Alcan’s employees in 2007 are shown on a pro rata basis.

Rio Tinto 2008 Full financial statements      71

Australian Corporations Act – summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 (“Corporations Act”), the Australian Securities and Investments Commission issued an order dated 27 January 2006 (as amended on 22 December 2006) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (“DLC”) structure in 1995. The order applied to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).
     In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:
–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (“EU IFRS”) rather than the Australian equivalents of International Financial Reporting Standards (“AIFRS”) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;

–	on the basis that the transitional provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using “merger”, rather than
“acquisition”, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);
–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and

–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page 5).
Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a Directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration report that is merely cross-referenced in the Directors’ report, instead of including in the Directors’ report the Remuneration report otherwise required by the Corporations Act.
The separate Remuneration report (see pages 141 to 157) must include all the information required to be included in a Remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124 ‘Related Party Disclosures’) dealing with compensation of directors and executives who are “key management personnel”, and certain other disclosures.
     Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor’s report and the directors’ report. The separate Remuneration report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration report without the consolidated financial statements and Directors’ report. At the Company’s AGM, it is required to allow shareholders to vote on a non binding resolution to adopt the Remuneration report, on the same basis as would otherwise be required for a Remuneration report under the Corporations Act.
     Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of key management personnel compensation disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration report), and to have those statements audited. Those financial statements are not required to be laid before the Company’s AGM or distributed to shareholders as a matter of course.
     However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and

–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.
The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

72     Rio Tinto 2008 Full financial statements

Directors’ declaration

The Rio Tinto Group financial statements and notes have been prepared on the basis of all IFRS and Interpretations adopted by the European Union and as issued by the International Accounting Standards Board that are mandatory for periods ending 31 December 2008, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and in accordance with applicable United Kingdom law and Article 4 of the European Union IAS regulation. The Rio Tinto plc financial statements have been prepared in accordance with applicable United Kingdom law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The Remuneration report has been prepared in accordance with relevant legal and regulatory requirements in the United Kingdom and Australia as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and Australian Accounting Standard AASB 124 “Related Party Disclosures”.
     The Rio Tinto Group financial statements and notes give a true and fair view, in accordance with IFRS as adopted by the European Union and as issued by the International Accounting Standards Board, of the state of the Group’s affairs as at 31 December 2008 and of the profit and cash flows of the Group for the year then ended. The Rio Tinto plc financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2008.
The directors have been given the declaration required by Section 295A of the Australian Corporations Act 2001 by the chief executive and the finance director.
     In the directors’ opinion:
–  The financial statements and notes are in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006).
–   There are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

The directors’ declaration is made in accordance with a resolution of the board

Paul Skinner	Tom Albanese	Guy Elliott
Chairman	Chief executive	Finance director
6 March 2009	6 March 2009	6 March 2009
Auditor’s independence declaration

As lead auditor for the audit of Rio Tinto Limited for the year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.
Robert Hubbard
Partner
PricewaterhouseCoopers
Brisbane
6 March 2009
Liability limited by a scheme approved
under Professional Standards Legislation

Rio Tinto 2008 Full financial statements      73

Independent auditors’ report of PricewaterhouseCoopers LLP to the members of Rio Tinto plc and PricewaterhouseCoopers to the members of Rio Tinto Limited

For the purpose of this report, the terms ‘we’ and ‘our’ denote PricewaterhouseCoopers LLP in relation to UK legal, professional and regulatory responsibilities and reporting obligations to the members of Rio Tinto plc and PricewaterhouseCoopers in relation to Australian legal, professional and regulatory responsibilities and reporting obligations to the members of Rio Tinto Limited.
     We have audited the financial statements of the Rio Tinto Group (the “Group financial statements”) for the year ended 31 December 2008 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the related notes (excluding Notes 50 to 53 relating to Rio Tinto Limited) and the Rio Tinto financial information by business unit. We have also audited the information in the Remuneration report included in the accompanying Annual report that is described as having been audited.
     PricewaterhouseCoopers LLP has audited the Rio Tinto plc financial statements for the year ended 31 December 2008 which comprise the Company balance sheet and the related notes. PricewaterhouseCoopers has audited the Rio Tinto Limited financial statements for the year ended 31 December 2008 which comprise the Rio Tinto Limited balance sheet, Rio Tinto Limited income statement, Rio Tinto Limited cash flow statement and the related notes (included in Notes 50 to 53). PricewaterhouseCoopers has also audited the Reconciliation with Australian IFRS.
     The Group financial statements, the Rio Tinto plc financial statements and the Rio Tinto Limited financial statements (the “financial statements”) have been prepared under the accounting policies set out therein.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing
–	the Annual report, the Group financial statements and the Remuneration report in accordance with applicable law in the United Kingdom and applicable law in Australia as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) (the “ASIC Order” described in the Australian Corporations Act – Summary of ASIC relief) and International Financial Reporting Standards (IFRSs) as adopted by the European Union;

–	the Rio Tinto plc financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice);

–	the Rio Tinto Limited financial statements (included in Notes 50 to 53) in accordance with applicable law and Australian International Financial Reporting Standards (AIFRS)

are set out in the ‘Financial statements’ in the Corporate governance section of the Annual report.
Our responsibility is to audit the financial statements and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
     This report, including the opinions, has been prepared for and only for the members of Rio Tinto plc and Rio Tinto Limited (the “Companies”) as a body in accordance with Section 235 of the Companies Act 1985 (in respect of Rio Tinto plc) and Section 308 of the Australian Corporations Act 2001 (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     PricewaterhouseCoopers LLP and PricewaterhouseCoopers report to the members of Rio Tinto plc and Rio Tinto Limited respectively, our opinions as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the relevant UK and Australian requirements respectively. The UK requirements are those of the UK Companies Act 1985 and, in relation to the Group financial statements, Article 4 of the IAS Regulation. The Australian requirements are those of the ASIC Order. We also report to you whether in our opinion the information given in the Directors’ report included in the accompanying Annual report is consistent with the financial statements. The information given in the Directors’ report includes that specific information presented in the Business review that is cross referred from the Activities and business review section of the Directors’ report. In addition we report to you if, in our opinion, the Companies have not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by UK law regarding directors’ remuneration and other transactions is not disclosed.
     PricewaterhouseCoopers LLP also reviews whether the Corporate governance statement reflects Rio Tinto plc’s compliance with the nine provisions of the Combined Code 2006 specified for our review by the Listing Rules of the Financial Services Authority, and PricewaterhouseCoopers LLP reports if it does not. PricewaterhouseCoopers LLP is not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Companies’ or Group’s corporate governance procedures or its risk and control procedures.
     We read other information contained in the Annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman’s statement, the Directors’ report, the unaudited part of the Remuneration report, the Group financial performance, the Financial review, the Corporate governance statement and all of the other information listed on the contents pages. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinions
We conducted our audits in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited, consistently applied and adequately disclosed.
     We planned and performed our audits so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinions we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration report to be audited.
     In conducting its audit, PricewaterhouseCoopers has complied with the independence requirements of the Australian Corporations’ Act 2001.

74     Rio Tinto 2008 Full financial statements

Opinion of PricewaterhouseCoopers LLP to the members of
Rio Tinto plc
In our opinion:
–	the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2008 and of its profit and cash flows for the year then ended;

–	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

–	the Rio Tinto plc financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company’s affairs as at 31 December 2008;

–	the parent company financial statements and the part of the Remuneration report to be audited included in the accompanying Annual report have been properly prepared in accordance with the Companies Act 1985; and

–	the information given in the Directors’ report is consistent with the financial statements.
Separate opinion in relation to IFRSs as issued by the IASB
As explained in Note 1 to the Group financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
     In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group’s affairs as at 31 December 2008 and of its profit and cash flows for the year then ended.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
6 March 2009
Opinion of PricewaterhouseCoopers to the members of
Rio Tinto Limited
In our opinion:
–	the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2008 and of its profit and cash flows for the year then ended;

–	the Group financial statements have been properly prepared in accordance with the ASIC Order;

–	the Rio Tinto Limited financial statements (included in Notes 50 to 53 of the Group financial statements) give a true and fair view, in accordance with AIFRS, of the state of its affairs as at 31 December 2008;

–	the auditable information about the remuneration of key management personnel contained within the Remuneration report included in the accompanying Annual report complies with the requirements of the ASIC Order;

–	the information given in the Directors’ report is consistent with the financial statements.
Separate opinion in relation to IFRSs as issued by the IASB
As explained in Note 1 to the Group financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
     In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group’s affairs as at 31 December 2008 and of its profit and cash flows for the year then ended.
Robert Hubbard
Partner
PricewaterhouseCoopers
Brisbane
6 March 2009
Liability limited by a scheme approved under Professional
Standards Legislation

Rio Tinto 2008 Full financial statements      75

Financial summary 1999-2008

									Restated(r)
US$m	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

Gross sales revenue (d)	9,310	9,972	10,438	11,119	12,119	14,530	20,742	25,440	33,518	58,065

Share of equity accounted units’ sales revenue (e)	(2,113)	(2,097)	(2,286)	(2,404)	(2,551)	(1,576)	(1,709)	(2,975)	(3,818)	(3,801)

Consolidated sales revenue	7,197	7,875	8,152	8,715	9,568	12,954	19,033	22,465	29,700	54,264

Underlying/Adjusted PBIT (f)	2,329	2,912	3,102	2,696	2,266	3,224	7,301	9,912	10,517	17,683

Finance costs (g)	(298)	(403)	(404)	(291)	(298)	(207)	(207)	(193)	(570)	(1,706)

Exchange differences and derivatives (h)						224	(191)	83	253	(322)

Other exclusions from Underlying/ Adjusted earnings (f)	–	–	(715)	(1,094)	126	622	409	438	(364)	(6,477)

Profit before tax (‘PBT’)	2,031	2,509	1,983	1,311	2,094	3,863	7,312	10,240	9,836	9,178

Tax on Exclusions	–	–	132	42	–	57	33	(357)	60	988

Tax on Underlying/Adjusted PBT	(548)	(819)	(850)	(750)	(567)	(676)	(1,847)	(2,016)	(2,150)	(4,730)

Loss after tax from discontinued operations	–	–	–	–	–	–	–	–	–	(827)

Attributable to outside shareholders	(201)	(183)	(186)	48	(19)	53	(283)	(429)	(434)	(933)

Net earnings	1,282	1,507	1,079	651	1,508	3,297	5,215	7,438	7,312	3,676

Underlying/Adjusted earnings (f)	1,282	1,507	1,662	1,530	1,382	2,272	4,955	7,338	7,443	10,303

Earnings per share (basic) – continuing operations	93.6c	109.8c	78.5c	47.3c	109.5c	239.1c	382.3c	557.8c	568.7c	350.8c

Underlying/Adjusted earnings per share (basic) – continuing operations	93.6c	109.8c	120.9c	111.2c	100.3c	164.8c	363.2c	550.3c	578.9c	802.7c

Dividends per share: declared for year (i)

Rio Tinto shareholders (US cents)	55.00c	57.50c	59.00c	60.00c	64.00c	77.00c	80.00c	104.00c	136.00c	136.00c

Rio Tinto plc (pence)	34.23p	38.87p	41.68p	37.47p	37.13p	41.48p	45.10p	54.05p	68.72p	82.54p

Rio Tinto Limited (Aus. cents)	87.11c	102.44c	115.27c	105.93c	89.70c	103.82c	105.42c	135.32c	153.71c	178.83c

Net assets

Fixed Assets (j)	11,701	15,044	14,879	16,136	19,418	20,131	20,848	25,803	75,888	67,651

Other assets less liabilities	1,293	1,380	1,896	1,463	1,804	2,356	2,587	3,026	11,609	8,469

Provisions (including deferred tax)	(2,887)	(3,299)	(3,194)	(3,612)	(4,536)	(6,087)	(6,383)	(7,007)	(16,013)	(14,987)

Net debt	(2,429)	(5,050)	(5,711)	(5,747)	(5,646)	(3,809)	(1,313)	(2,437)	(45,191)	(38,672)

Outside shareholders’ interests	(715)	(864)	(827)	(778)	(1,003)	(714)	(791)	(1,153)	(1,521)	(1,823)

Rio Tinto shareholders’ funds	6,963	7,211	7,043	7,462	10,037	11,877	14,948	18,232	24,772	20,638

Capital expenditure (k)	(784)	(811)	(1,407)	(1,417)	(1,611)	(2,218)	(2,554)	(3,988)	(4,968)	(8,488)

Acquisitions	(326)	(3,332)	(958)	(106)	–	(3)	(2)	(303)	(37,539)	(9)

Disposals	47	141	299	233	405	1,510	323	24	13	2,572

Cash flows from operations (l)	2,879	3,304	3,285	3,619	3,359	4,265	8,031	10,923	12,569	20,668

Cash flows before financing activities (m)	1,538	(1,502)	213	977	1,024	2,799	4,460	3,714	(34,251)	8,702

Ratios

Operating margin (n)	25%	29%	30%	24%	19%	24%	37%	42%	34%	32%

Net debt to total capital (o)	24%	38%	42%	41%	34%	23%	8%	11%	63%	63%

Underlying/Adjusted earnings: shareholders’ funds (p)	19%	21%	23%	21%	16%	22%	37%	44%	35%	45%

Interest cover (q)	12	11	11	13	11	20	59	89	20	10

See notes on page 77

76     Rio Tinto 2008 Full financial statements

Summary financial data in Australian dollars, Sterling and US dollars

2008	2007	2008	2007		2008	2007
A$m	A$m	£m	£m		US$m	US$m

67,517	39,957	31,218	16,741	Gross sales revenue	58,065	33,518

63,098	35,405	29,174	14,834	Consolidated sales revenue	54,264	29,700

10,672	11,725	4,934	4,913	Profit before tax from continuing operations	9,178	9,836

6,321	9,234	2,923	3,869	Profit for the year from continuing operations	5,436	7,746

(962)	–	(445)	–	Loss for the year from discontinued operations	(827)	–

4,274	8,717	1,976	3,652	Net earnings attributable to shareholders of Rio Tinto	3,676	7,312

11,980	8,873	5,539	3,718	Underlying earnings (a)	10,303	7,443

407.9c	677.9c	188.6p	284.0p	Basic earnings per ordinary share from continuing operations (c)	350.8c	568.7c

933.4c	690.1c	431.6p	289.1p	Basic Underlying earnings per ordinary share (a),(c)	802.7c	578.9c

				Dividends per share to Rio Tinto shareholders
170.37c	143.53c	79.38p	58.22p	– paid	152.0c	116.0c
101.48c	93.02c	46.29p	43.13p	– proposed final dividend	68.0c	84.0c

10,119	(40,830)	4,678	(17,107)	Cash flow before financing activities	8,702	(34,251)

(56,046)	(51,353)	(26,856)	(22,709)	Net debt (2007 restated)	(38,672)	(45,191)

29,910	28,214	14,332	12,444	Equity attributable to Rio Tinto shareholders	20,638	24,772

(a)	Underlying earnings exclude impairment charges and other net expenses of US$6,627 million (2007: US$131 million net expenses), which are analysed in note 2.

(b)	The financial data above has been extracted from

the financial statements. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable. For further information on these exchange rates, see note 45.

(c)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

Notes to the Financial summary 1999-2008

(a)	Information for the years 1999 to 2003 is stated under UK GAAP and has not been restated except where indicated below.

(b)	Shareholders’ funds for 2001 and prior years were restated following the implementation of FRS 19 in 2002.

(c)	Information for the years 2004 to 2008 is stated under EU IFRS. The Group implemented IAS 39 on 1 January 2005 without restatement of comparatives.

(d)	Adjustments have been made for 2002 and subsequent years to include in sales revenue, certain amounts charged to customers for freight and handling costs, which previously were deducted from operating costs.

(e)	Certain units that were equity accounted under UK GAAP are proportionally consolidated under EU IFRS and vice-versa.

(f)	Underlying earnings is an additional measure of earnings, which is reported by Rio Tinto with its EU IFRS results to provide greater understanding of the underlying business performance of its operations. It is defined in note 2 to the Financial Statements. Underlying earnings is similar but not identical to the Adjusted earnings measure that Rio Tinto reported with its UK GAAP results. Adjusted earnings was defined as excluding exceptional items of such magnitude that their exclusion was necessary in order that adjusted earnings fulfilled their purpose of reflecting the underlying performance of the Group. Underlying profit before interest and tax (‘PBIT’) and Adjusted PBIT are similar to Underlying earnings and Adjusted earnings except that they are stated before tax and interest.

(g)	Finance costs include net interest and amortisation of discount.

(h)	Under EU IFRS, certain gains and losses on exchange and on revaluation of derivatives are included in the Group’s Net earnings. Under UK GAAP, these did not have an impact on the income statement. These items are excluded from Underlying earnings.

(i)	Dividends per share are the amounts declared in respect of each financial year. These usually include an Interim dividend paid in the year, and a final dividend paid after the end of the year. The Special dividend of 110 US cents per share paid in 2006 is not included in the table.

(j)	Fixed Assets include property, plant and equipment, intangible assets, goodwill, and investments in and long term loans to equity accounted units.

(k)	Capital expenditure comprises purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets plus direct funding provided to equity accounted units for Rio Tinto’s share of their capital expenditure. The figures include 100 per cent of subsidiaries’ capital expenditure, but exclude that of equity accounted units except where directly funded by Rio Tinto.

(l)	Total cash flow from operations comprises Cash flow from consolidated operations together with Dividends from equity accounted units. Exploration and evaluation costs charged against income were previously included in Cash used in investing activities but are now included within Cash flow from operating activities. As a result, exploration and evaluation costs expensed have been reclassified in the comparative periods within the cash flow statement.

(m)	Cash flow before financing activities is stated before deducting dividends payable to Rio Tinto shareholders, which involved restatement of 2003 and prior years.

(n)	Operating margin is the percentage of

Underlying/Adjusted PBIT, after excluding tax on equity accounted units, to Gross sales revenue.

(o)	Total capital comprises year end shareholders’ funds plus net debt and outside shareholders’ interests.

(p)	Underlying/Adjusted earnings: shareholders’ funds represents Underlying or Adjusted earnings expressed as a percentage of the mean of opening and closing equity attributable to Rio Tinto shareholders.

(q)	Interest cover represents the number of times interest payable less receivable (excluding the amortisation of discount but including capitalised interest) is covered by Underlying operating profit, less amortisation of discount, plus dividends from equity accounted units. Underlying operating profit is similar to Underlying earnings but is stated before tax, interest and share of profit after tax of equity accounted units.

(r)	The 31 December 2007 balance sheet has been restated for the revisions to Alcan’s fair value accounting which was finalised in 2008. See note 41.

Rio Tinto 2008 Full financial statements      77

Financial calendar

15 January 2009	Fourth quarter 2008 operations review

12 February 2009	Announcement of results for 2008

18 February 2009	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2008 final dividend

20 February 2009	Record date for 2008 final dividend for Rio Tinto plc shares and ADRs

24 February 2009	Record date for 2008 final dividend for Rio Tinto Limited shares

18 March 2009	Plan notice date for election under the dividend reinvestment plan for the 2008 final dividend

8 April 2009	Payment date for 2008 final dividend to holders of Ordinary shares

9 April 2009	Payment date for 2008 final dividend for holders of Rio Tinto plc ADRs

15 April 2009	Annual general meeting for Rio Tinto plc

16 April 2009	First quarter 2009 operations review

20 April 2009	Annual general meeting for Rio Tinto Limited

16 July 2009	Second quarter 2009 operations review

25 August 2009	Announcement of half year results for 2009

2 September 2009	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2009 interim dividend

4 September 2009	Record date for 2009 interim dividend for Rio Tinto plc shares and ADRs

8 September 2009	Record date for 2009 interim dividend for Rio Tinto Limited shares

10 September 2009	Plan notice date for election under the dividend reinvestment plan for the 2009 interim dividend

1 October 2009	Payment date for 2009 interim dividend to holders of Ordinary shares

2 October 2009	Payment date for 2009 interim dividend for holders of Rio Tinto plc ADRs

14 October 2009	Third quarter 2009 operations review

January 2010	Fourth quarter 2009 operations review

February 2010	Announcement of results for 2009
78     Rio Tinto 2008 Full financial statements

Useful addresses
REGISTERED OFFICES
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
Registered in England No. 719885
Telephone: +44 (0) 20 7781 2000
Facsimile: +44 (0) 20 7781 1800
Website: www.riotinto.com
Rio Tinto Limited
Level 33
120 Collins Street
Melbourne
Victoria 3000
ACN 004 458 404
Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com
SHAREHOLDERS
Please contact the respective registrar if you
have any queries about your shareholding.
Rio Tinto plc
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
Telephone: +44 (0) 870 703 6364
Facsimile: +44 (0) 870 703 6119
UK residents only, Freephone: 0800 435021
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre, go to
www.investorcentre.co.uk/riotinto
Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)
Stocktrade
81 George Street
Edinburgh
EH2 3ES
Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk
Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk
Unsolicited mail and telephone calls
The Mailing Preference Service
FREEPOST 29 LON20771
London W1E 0ZT
Telephone: 0845 703 4599
Website: www.mpsonline.org.uk
The Telephone Preference Service
3rd Floor
DMA House
70 Margaret Street
London W1W 8SS
Telephone: 0845 070 0707
Website: www.tpsonline.org.uk
Holders of Rio Tinto American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs
ADR administrator
JPMorgan Chase Bank NA
JPMorgan Service Center
P O Box 3408
South Hackensack
NJ 07606 3408
Telephone: +1 (201) 680 6630
US residents only toll free: (800) 990 1135
Website: www.adr.com/shareholder
e-mail: adr@jpmorgan.com
US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY 10119
Telephone: +1 212 994 9044
Website: www.makinson-cowell.com
Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3001
Telephone: +61 (0) 3 9415 4000
Facsimile: +61 (0) 3 9473 2500
Australia residents only, toll free: 1800 813 292
New Zealand residents only, toll free: 0800 450 740
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre go to
www.computershare.com.au
Former Alcan Inc. Shareholders
Computershare Investor Services Inc.
9th Floor
100 University Avenue
Toronto
Ontario
M5J 2Y1
Canada
Telephone: +1 514 982 7555
North American residents only, toll free (866) 624 1341

Rio Tinto 2008 Full financial statements      79

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Full financial statements 2008